SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May, 2017

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

LAURENCE POUNTNEY HILL,

LONDON, EC4R 0HH, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T

Rule 101(b)(1):  ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T

Rule 101(b)(7):  ☐

PRUDENTIAL

Solvency and financial condition report

Prudential plc 31 December 2016

Prudential plc

Solvency and Financial Condition Report

31 December 2016

This report has been prepared in compliance with the Commission Delegated Regulation (EU) 2015/35 of 10 October 2014 supplementing Directive 2009|138|EC of the European Parliament and of the Council on the taking-up and pursuit of the business of Insurance and Reinsurance (Solvency II) (‘Delegated Regulation’). The structure of this report follows the structure set out in Annex XX and discloses the information referred to in Articles 292 to 298 and Article 359 of the Delegated Regulation. The report also contains narrative information in quantitative and qualitative form supplemented, where appropriate, with quantitative templates. Where a comparison of the information on a Solvency II basis with that reported on the previous reporting period is required, this report does not report comparative information by availing the transitional arrangements on comparative information available under Article 303 of the Delegated Regulation (EU).

Summary

Summary

Prudential plc is a public limited company incorporated and registered in England and Wales. Prudential plc is the parent company of the Prudential Group (the ‘Prudential Group’ or the ‘Group’). The Group is an international financial services group, with principal operations in Asia, the US and the UK.

Business and Performance

We meet the long-term savings and protection needs of an increasingly self-reliant population. We focus on three markets – Asia, the US and the UK – where the need for our products is strong and growing and we use our capabilities, footprint and scale to meet that need.

We aim to capture three long-term opportunities across our key geographical markets:

—	Serving the protection and investment needs of the growing middle class in Asia;
—	Providing asset accumulation and retirement income products to US baby boomers; and
—	Meeting the savings and retirement needs of an ageing British population.

Prudential delivered a strong financial performance in 2016, led by growth in Asia. In a year that has seen continued low interest rates, market volatility and dramatic political change, our results continue to benefit from the scale and diversity of the Group’s global platform, the disciplined execution of our strategy and the strength of the opportunities in our target markets.

The performance of the Prudential Group for the year ended 31 December 2016 set out in Section A is described using the Group’s results as presented in its IFRS financial statements. We comment on our performance in local currency terms (expressed on a constant exchange rate (CER) basis) to show the underlying business trends in a period of significant currency movements. Here, as expected, the overall result was impacted by the effect of negative fund flows at M&G, our deliberate withdrawal from the UK bulk annuity market as returns ceased to be attractive and a lower contribution from UK capital optimisation actions. The result also includes a provision for the cost of undertaking a review in the UK of past non-advised annuity sales practices and related potential redress.

Group IFRS operating profit based on longer-term investment returns was 2 per cent lower at £4,256 million on a constant exchange rate basis (up 7 per cent on an actual exchange rate (AER) basis). Our businesses in Asia and the US generated growth of 15 per cent and 7 per cent respectively, while the contribution from our UK-based businesses reduced by 23 per cent.

System of Governance

The Board of Prudential plc is collectively responsible for the long-term success of the Group and for providing leadership within a framework of effective controls. The control environment enables the Board to identify significant risks and apply appropriate measures to manage and mitigate them.

We keep our governance structures under constant review to ensure they suit the needs of our business and our stakeholders. In 2016, we increased the remit of the Nomination and Governance Committee to provide oversight of our material subsidiary boards. In 2015, we identified Prudential Corporation Asia Limited, The Prudential Assurance Company Limited, Jackson National Life Insurance Company (Jackson) and M&G Group Limited as material subsidiaries of our principal business units. Over the first half of 2016, we appointed independent non-executive directors to their boards, including board chairs and chairs of the subsidiary audit and risk committees. To support our new independent directors, we designed a reporting and governance framework. The focus in 2016 was on embedding this framework.

Further information on Prudential’s system of governance including information on the composition of its Board, key functions, risk management and internal control system is provided in Section B.

Risk Profile

Our Risk Management Framework is designed to ensure the business remains strong through stress events so we can continue to deliver on our long-term commitments to our customers and shareholders. 2016 was a year of extraordinary global uncertainty and the financial strength of our Group remained robust throughout.

For our shareholders, we generate value by selectively taking exposure to risks that are adequately rewarded and that can be appropriately quantified and managed.

Prudential defines ‘risk’ as the uncertainty that we face in successfully implementing our strategies and objectives. This includes all internal or external events, acts or omissions that have the potential to threaten the success and survival of the Group. As such, material risks will be retained selectively where we think there is value in doing so, and where it is consistent with the Group’s risk appetite and philosophy towards risk taking.

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Summary

For our retained risks, we ensure that we have the necessary capabilities, expertise, processes and controls to manage appropriately the exposure.

Further information on the main risks inherent in our business (namely market risk, credit risk, insurance or underwriting risk, liquidity risk, operational risk, business environment risk and strategic risk) and how we manage these risks and maintain an appropriate risk profile is provided in Section C.

Valuation for Solvency Purposes

With effect from 1 January 2016, the Group is required to adopt Solvency II as its consolidated capital regime. This was developed by the EU in order to harmonise the various regimes previously applied across EU member states.

For the purposes of Solvency II reporting, Prudential applies the Solvency II valuation rules to value the majority of the assets and liabilities of the Group. As a general principle, technical provisions under Solvency II are valued at the amount for which they could theoretically be transferred immediately to a third party in an arm’s length transaction. The technical provisions consist of the best estimate liability and a risk margin plus a transitional deduction.

The assets and other liabilities are valued under Solvency II at the amount for which they could be exchanged between knowledgeable and willing parties in an arm’s length transaction. The assets and other liabilities are valued separately using methods that are consistent with this principle in accordance with the valuation approaches set out in the Solvency directives.

In accordance with the Solvency II framework, and as agreed with the Prudential Regulation Authority (PRA), the US insurance companies (Brooke Life Insurance Company, Jackson National Life Insurance Company and Jackson National Life Insurance Company of New York) are aggregated into the Group’s Solvency II results using the ‘Deduction and Aggregation’ methodology on an ‘equivalent’ basis. The Group’s Solvency II results therefore incorporate US insurance companies as follows:

—	Own funds: represents Jackson’s local US Risk Based available capital less 100 per cent of the US Risk Based Capital requirement (Company Action Level);
—	Solvency Capital Requirement: represents 150 per cent of the US insurance entities’ local US Risk Based Capital requirement (Company Action Level); and
—	No diversification benefits are taken into account between the US insurance entities and the rest of the Group.

The own funds and capital for asset managers and non-regulated entities carrying out financial activities are included using sectoral rules and notional sectoral rules, respectively.

Further information on the valuation of assets, technical provisions and other liabilities of the Group for solvency purposes is provided in Section D, including a discussion of the differences between Solvency II and IFRS valuation bases.

Capital Management

The Group has been granted approval by the PRA to calculate its Solvency Capital Requirement (SCR) for all companies in the Group, except the US insurance entities discussed above, based on its internal model. The Group solvency capital requirement has been met during 2016. At 31 December 2016, the Group’s Solvency II surplus was £12,938 million.

A summary of the reconciliation of the Group shareholder Solvency II position published in the Group’s 2016 Annual Report to the Solvency II position, incorporating the Group’s ring-fenced funds, included in the quantitative reporting templates attached to this document, is provided in Section E. Additional information on the components of the Group’s own funds and solvency capital requirement is also provided in Section E.

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A.	Business and Performance

A.	Business and Performance

(Unaudited)

A.1	Business

A.1.1 Overview

Name and legal form

Prudential plc (the Company) is a public limited company incorporated and registered in England and Wales.

The Company is a parent holding company. The Company together with its subsidiaries (collectively, the Group) is an international financial services group with its principal operations in Asia, the US and the UK.

The Company has primary listings on the London and Hong Kong stock exchanges and secondary listings on Singapore and New York stock exchanges.

Supervisory authority

The Group is supervised by the Prudential Regulation Authority (PRA), the Group’s lead supervisor in accordance with the Financial Services and Markets Act 2000 (FSMA). The contact details are:

Prudential Regulation Authority

Bank of England

Threadneedle Street

London

EC2R 8AH

United Kingdom

External auditor

The Group is audited by KPMG LLP. The contact details are:

KPMG LLP

15 Canada Square

London

E14 5GL

United Kingdom

Holders of qualifying holdings

As at 31 December 2016, there were no holders of qualifying holdings in Prudential plc (being a holder of 10 per cent or more of the capital or voting rights).

The following notifications as at 31 December 2016 have been disclosed under the Financial Conduct Authority’s (FCA) Disclosure Guidance and Transparency Rules in respect of notifiable interests exceeding 3 per cent in the voting rights of the issued share capital.

As at 31 December 2016	% of total voting rights
Capital Group Companies, Inc.	9.87
BlackRock, Inc	5.08
Norges Bank	4.03

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A.	Business and Performance

A.1.2 Group structure

Material subsidiaries

Prudential plc is the ultimate parent holding company of the Group. The table below lists Prudential’s material subsidiaries:

Name of entity	Main activity	Jurisdiction of incorporation
The Prudential Assurance Company Limited	Insurance	England and Wales
M&G Group Limited	Asset management	England and Wales
Jackson National Life Insurance Company*	Insurance	Michigan, US
Prudential Corporation Asia Limited	Insurance	Hong Kong

*	Owned by a subsidiary undertaking of the Company.

The material subsidiaries listed above are all wholly owned group companies both as to equity and voting rights.

Material subsidiaries have boards including independent non-executives, as well as executives, and the focus of these boards is on oversight of the relevant material subsidiary, rather than the day-to-day management.

Information on the scope of the Group

A complete list of the Group’s related undertakings is provided in the attached template S.32.01.22 ‘Undertakings in the scope of the group’. As required, this includes subsidiaries, joint ventures/associates and participations (being holdings in excess of 20 per cent where the Group exercises no significant influence or control).

The scope of the Group for Solvency II purposes is the same in all material respects as for the Group’s IFRS consolidated financial statements.

Simplified group structure

Prudential is structured around four main business units: Prudential Corporation Asia (incorporating the asset management business, Eastspring Investments), US, Prudential UK and Europe insurance operations and M&G (the UK and European fund manager of the Group). These are supported by central functions which are responsible for Prudential strategy, cash and capital management, leadership development and succession, reputation management and other core group functions. In addition, Prudential entered Africa in 2014.

The following chart shows, in a simplified form, the legal structure of the Prudential Group as at 31 December 2016.

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A.	Business and Performance

Governance and organisational structure of the Group

The following chart shows, in simplified form, the governance and organisational structure of the Prudential Group as at 31 December 2016.

The Board is collectively responsible:

—	To shareholders for the long-term success of the Company and, in particular, for setting the Group’s strategic objectives and risk appetite;
—	For providing leadership within a framework of effective controls; and
—	For monitoring management’s performance against strategic goals and ensuring appropriate resources are available to achieve these goals.

The Board has delegated authority to a number of Board committees that assist the Board in delivering its responsibilities and ensuring that there is appropriate oversight of internal control and risk management. Further information on the Board roles and the Board committees is provided in Section B.1 of this report.

Authority for the operational management of the Group’s businesses in order to implement the Board’s strategy and decisions has been delegated to the Group Chief Executive for execution or further delegation by him. The Group Chief Executive is supported by the Group Executive Committee (the membership of which comprises the executives and Chief Executive of each business unit as shown in the chart above), which receives reports on performance and implementation of strategy for each business unit and discusses major projects and other activities related to the attainment of strategy. To support the approvals required under the Group’s governance framework which sets out the Group’s delegated authorities, the Group Chief Executive has established a Chief Executive’s Committee, which meets on a weekly basis. The Chief Executive of each business

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A.	Business and Performance

unit has responsibility for the management of that business unit within the Group’s delegated authority framework and with the requirements set out in the Group Governance Manual. In summary these set out:

—	Which transactions and activities need prior approval and by whom; and
—	When there is an obligation to report to Group Head Office functional areas.

A.1.3 Business and performance

Material lines of business and material geographical areas

We identify markets where the needs we meet are underserved. Our business is organised into four geographic regions, with a focus on Asia, the US and the UK, where we see structural demand for our products. In recent years we have expanded into Africa, taking advantage of the emerging demand for our products in the region.

Asia

Prudential Corporation Asia has leading insurance and asset management operations across 14 markets and serves the emerging middle class families of the region’s high-potential economies. We have been operating in Asia for over 90 years and have built high-performing businesses with multichannel distribution, a product portfolio centred on regular savings and protection, award-winning customer services and a widely recognised brand.

Eastspring Investments is a leading asset manager in Asia and provides investment solutions across a broad range of asset classes.

US

Jackson provides retirement savings and income strategies aimed at the large number of people approaching retirement in the United States. Jackson’s pursuit of excellence in product innovation and distinctive distribution capabilities has helped us forge a solid reputation for meeting the needs of customers. Jackson’s variable annuities offer a distinctive retirement solution designed to provide a variety of investment choices to help customers pursue their financial goals.

Prudential UK & Europe

Prudential is a leading provider of savings and retirement income products in the UK. Our particular strength lies in investments that help customers meet their long-term goals, while also protecting them against short-term market fluctuations. We provide long-term savings solutions for UK customers, meeting people’s needs through our core strengths in with-profits and retirement, underpinned by our expertise in areas such as longevity, risk management and multi-asset investment.

M&G

M&G Investments is an international asset manager with more than 85 years’ experience of investing on behalf of individuals and institutions. Our goal is to help our customers prosper by securing long-term returns from their savings. For individual investors, we offer funds across diverse geographies, asset classes and investment strategies aimed at growing their long-term savings or producing regular income. For institutional investors, we offer investment strategies to meet their clients’ long-term needs for capital growth or income.

Africa

We entered into Africa in 2014 to offer products to new customers in one of the fastest growing regions in the world. We aim to provide products that meet their needs towards saving for future expenses such as education for their children and to de-risk their financial lives.

Significant business or other events that have material impact on the Group

During 2016, we have strengthened our position as a diversified global Group, delivering long-term value to customers and shareholders.

In Asia, we are developing our operations through the quality of our business and through our scale. Underpinning the outlook for Asia earnings, our new regular-premium income is up 20 per cent to £3,359 million and life in-force weighted premium income is up 20 per cent to £9.1 billion. In addition, our Asian asset manager, Eastspring Investments, has grown, with overall assets under management reaching £117.9 billion at the year end, a new high.

In the US, we are well positioned to navigate a period of significant regulatory change, including the currently scheduled introduction of the Department of Labor’s fiduciary duty rule. The product innovation that is in train to address the new regulatory requirements, coupled with our sector-leading IT and servicing capabilities, enables us to access sizeable retirement asset pools that were previously not open to Jackson. The demographic shift occurring in the US is a significant long-term driver of demand for the types of products that we offer. In 2016, through this period of disruption, Jackson’s separate account assets relating to its variable annuity business, and the main driver of earnings, increased by 11 per cent to US$148.8 billion.

In the UK, where we are seeing a large amount of change in the marketplace along with the introduction of new capital rules, we are also adapting well. PruFund sales growth continues to outperform the market, and our retail sales are now higher than

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A.	Business and Performance

before the Retail Distribution Review. During this period of change we remain focused on delivering high-quality products to meet our customers’ evolving needs. The FCA’s thematic review of non-advised annuity sales practices showed that, in a portion of annuity sales that the UK business made since July 2008, it was not adequately explained to customers that they may have been eligible for an enhanced annuity. We are continuing to work to ensure we put things right for the customers.

In addition the Group undertook the following corporate transactions in the period.

Sale of Korea life insurance business

In November 2016, we announced the sale of our Korea life insurance business, Prudential Corporation Asia Life Insurance Co Ltd. to Mirae Asset Life Insurance Co. Ltd., for KRW170 billion (equivalent to £114 million at 31 December 2016 closing exchange rate) cash consideration.

Entrance into Zambia

In June 2016, we completed the acquisition of Professional Life Assurance of Zambia, increasing Prudential’s insurance business footprint in Africa to four markets.

A.2	Underwriting Performance

All discussions of the Group’s underwriting, investment and other activities in this section and the subsequent Sections A.3, A.4 and A.5 are based on the Group’s IFRS results.

IFRS operating profit is management’s primary measure of profitability and provides an underlying operating result based on longer-term investment returns, which gives a more relevant measure of the performance of the business. Other items are excluded from IFRS operating profit to allow more relevant period on period comparisons of the trading operations of the Group, eg the effects of material corporate transactions are excluded.

For the Group’s insurance entities, IFRS operating profit broadly equates to premiums less claims (including change in technical provisions) and expenses together with assumed longer-term investment returns. Given the linkage between the movement of technical provisions and the movement in the investments backing those liabilities (eg for unit-linked funds, investment return (whether positive or negative) results in a corresponding change in unit-linked technical provisions), the Group has defined IFRS operating profit as its underwriting performance as discussed in this section. Similarly, the core discussion of the investment performance of the Group in Section A.3 is by reference to short-term fluctuations in investment returns. Further discussion on the contribution to the IFRS operating profit by the Group’s asset management businesses and central operations is provided in Section A.4, ‘Performance of other activities’.

An analysis of premiums, claims and expenses is given in Section A.5 below.

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A.	Business and Performance

A.2.1 Group IFRS operating profit analysed by geographical region

		Actual exchange rate			Constant exchange rate*
	Section	2016 £m	2015 £m	Change %	2015 £m	Change %
Operating profit before tax based on longer-term investment returns
Long-term business:
Asia		1,503	1,171	28	1,303	15
US		2,052	1,691	21	1,908	8
UK		799	1,167	(32)	1,167	(32)
Long-term business operating profit	See below and A.2.2	4,354	4,029	8	4,378	(1)
UK general insurance commission		29	28	4	28	4
Asset management business:	A.3.1
M&G		425	442	(4)	442	(4)
Prudential Capital		27	19	42	19	42
Eastspring Investments		141	115	23	128	10
US		(4)	11	(136)	13	(131)
Other income and expenditure	A.4.1	(716)	(675)	(6)	(675)	(6)
Total operating profit based on longer-term investment returns before tax		4,256	3,969	7	4,333	(2)
Non-operating items:
Short-term fluctuations in investment returns on shareholder-backed business:
Insurance operations	A.3.1	(1,482)	(681)	118	(753)	97
Other operations	A.4.1	(196)	(74)	165	(74)	166
		(1,678)	(755)	122	(827)	103
Amortisation of acquisition accounting adjustments		(76)	(76)	n/a	(85)	n/a
(Loss)/profit attaching to held for sale Korea business		(227)	56	n/a	62	n/a
Cumulative exchange loss on the sold Japan life business recycled from other comprehensive income		-	(46)	n/a	(46)	n/a
Profit before tax attributable to shareholders		2,275	3,148	(28)	3,437	(34)
Tax charge attributable to shareholders’ returns		(354)	(569)	38	(621)	43
Profit for the year attributable to shareholders		1,921	2,579	(26)	2,816	(32)
*

2016 has seen sterling weakening against most global currencies, which is positive for the translation of results from our material non-sterling operations. To aid understanding of the underlying progress in these businesses, we express and comment on the performance trends of our Asia and US operations on a constant currency basis. For 2015, the constant exchange rate (CER) results were calculated using the 2016 average exchange rates.

Total IFRS operating profit declined by 2 per cent on a constant exchange rate basis (7 per cent increase on an actual exchange rate basis) in 2016 to £4,256 million, with increases in Asia and the US offset by anticipated declines in the contribution from our UK businesses:

—

Asia total operating profit of £1,644 million was 15 per cent higher than the previous year (28 per cent on an actual exchange rate basis), with strong growth in both life insurance and asset management through Eastspring Investments;

—

US total operating profit at £2,048 million increased by 7 per cent (20 per cent increase on an actual exchange rate basis), driven by higher fee income from growth in Jackson’s separate account asset base and lower amortisation of deferred acquisition costs, which together exceeded the anticipated reduction in spread income;

—

UK total operating profit was 31 per cent lower at £828 million. This decline reflects lower profit from new annuity business, down from £123 million to £41 million in 2016 as we scale down our participation in the annuity market, a lower contribution from management actions to support solvency, down from £400 million to £332 million, and the establishment of a £175 million provision for the cost of undertaking a review of past non-advised annuity sales practices and related potential redress; and

—

M&G operating profit was 4 per cent lower at £425 million. The impact of recent asset outflows from retail funds on overall funds under management has been partially offset by the benefit of positive market movements.

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A.	Business and Performance

Life insurance operations: Taken together, IFRS operating profit from our life insurance operations in Asia, the US and the UK was 1 per cent lower at £4,354 million (8 per cent increase on an actual exchange rate basis).

IFRS operating profit in our life insurance operations in Asia was 15 per cent higher at £1,503 million (up 28 per cent on an actual exchange rate basis), reflecting our ability to translate top-line growth into shareholder value. The performance is underpinned by the recurring premium income nature of our in-force book and the highly diverse nature of our earnings by geography and by source. Insurance income was up 24 per cent, reflecting our continued focus on health and protection business. At a country level, we have seen double-digit growth in six markets, led by Hong Kong (up 40 per cent), China (up 83 per cent) and growth of 15 per cent or more from Malaysia, Thailand, Vietnam and Taiwan. These markets have more than compensated for the impact of lower earnings growth in Indonesia and Singapore, following deliberate actions taken to improve the quality of new business flows.

In the US, life IFRS operating profit was 8 per cent higher at £2,052 million (up 21 per cent on an actual exchange rate basis), reflecting the resilient performance of Jackson’s franchise in an environment of market volatility and sector-wide disruption following the announcement of the Department of Labor’s fiduciary duty rule in April 2016. Average separate account balances increased by 5 per cent, resulting in a 3 per cent rise in fee income, while the result also benefited from scale efficiencies. As expected, lower yields in the year have impacted spread income, which decreased by 5 per cent.

UK life IFRS operating profit declined by 32 per cent to £799 million (2015: £1,167 million). Within this total, the contribution from our core in-force with-profits and annuity business was £601 million (2015: £644 million), including an unchanged transfer to shareholders from the with-profits funds of £269 million. The balance of the result reflects the contribution from other activities, which are either non-core or are not expected to recur to the same extent going forward.

Profit from new annuity business reduced from £123 million in 2015 to £41 million, as we scaled down our participation in the annuity market. In response to the volatile investment market environment during 2016, we took a number of asset and liability actions to improve the solvency position of our UK life operations and further mitigate market risk, generating combined profits of £332 million (2015: £400 million). Of this amount, £197 million related to profit from longevity reinsurance transactions (2015: £231 million) and £135 million (2015: £169 million) from the effect of repositioning the fixed income asset portfolio. In response to the findings of the FCA’s thematic review of non-advised annuity sales practices, the UK business will review internally vesting annuities sold without advice after 1 July 2008. Reflecting this, the UK life 2016 result includes a provision of £175 million for the cost of this review and related potential redress. The provision does not include potential insurance recoveries of up to £175 million.

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A.	Business and Performance

A.2.2 IFRS operating profit analysed by Solvency II lines of business

The following tables analyse IFRS operating profit by material Solvency II lines of business split by geographical segment:

Asia insurance operations

	Actual exchange rate			Constant exchange rate		Relevant material Solvency II lines of business
	2016 £m	2015 £m	Change %	2015 £m	Change %
Hong Kong	238	150	59%	170	40%	• Insurance with-profit participation* • Health insurance • Other life insurance (including protection)
Indonesia	428	356	20%	404	6%	• Unit-linked insurance combined with health and protection riders
Malaysia	147	120	23%	128	15%	• Insurance with-profit participation* • Unit-linked insurance combined with protection riders
Philippines	38	32	19%	35	9%	• Unit-linked products combined with health and protection riders
Singapore	235	204	15%	229	3%	• Insurance with-profit participation* • Unit-linked products combined with health and protection riders. • Other life insurance
Thailand	92	70	31%	76	21%	• Other life insurance (including health and protection)
Vietnam	114	86	33%	94	21%	• Insurance with-profit participation* • Other life insurance
China	64	32	100%	35	83%	• Insurance with-profit participation* • Health insurance • Unit-linked insurance • Other life insurance (including protection)
Taiwan	35	25	40%	28	25%	• Insurance with-profit participation* • Health insurance • Unit-linked insurance • Other life insurance
Other (including non- recurrent items)	116	100	16%	108	7%
Total insurance operations	1,507	1,175	28%	1,307	15%
Development expenses	(4)	(4)	-	(4)	-
Total long-term business operating profit	1,503	1,171	28%	1,303	15%
*	Insurance with-profit participation products relate to those sold from a ring-fenced fund as defined by the Solvency II legislation.

US insurance operations

	Actual exchange rate			Constant exchange rate
Operating profit	2016 £m	2015 £m	Change %	2015 £m	Change %
Index-linked and unit-linked insurancenote (a)	1,523	1,114	37	1,257	21
Other life insurancenote (b)	529	577	(8)	651	(19)
	2,052	1,691	21	1,908	8

Notes

The analysis by Solvency II lines of business above represents the net profit generated after allocation of costs. Broadly:

(a)	Index-linked and unit-linked insurance represents profits from Jackson’s variable annuity products; and
(b)	Other life insurance includes profits from fixed annuity, fixed index annuities, life and other business.

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A.	Business and Performance

UK insurance operations

	Actual exchange rate
Operating profit	2016 £m	2015 £m	Change %
Insurance with-profit participationnote (a)	269	269	-
Other (comprising index-linked and unit-linked insurance, other life insurance and life reinsurance)note (b)	530	898	(41)
	799	1,167	(32)

Notes

(a)	Insurance with-profit participation comprises the shareholders’ transfer from the with-profits fund of the UK.
(b)	For the UK, ‘Other’ substantially comprises profits arising from shareholder annuity business.

A.3	Investment Performance

A.3.1 IFRS short-term fluctuations

As explained in Section A.2.1, the Group describes its performance by reference to operating profit (see Section A.2 Underwriting Performance) and non-operating profit, the key component of which is IFRS short-term fluctuations in investment returns (as described below). Additional analysis on investment returns is provided in Section A.5.4.

IFRS operating profit is based on longer-term investment return assumptions. The difference between actual investment returns recorded in the income statement and the assumed longer-term returns is reported within short-term fluctuations in investment returns. In 2016, the total short-term fluctuations in investment returns relating to the life operations were negative £1,482 million and comprised negative £225 million for Asia, negative £1,455 million in the US and positive £198 million in the UK.

The Asia negative £225 million short-term fluctuations principally reflected the net impact of changes in interest rates and equity markets across the region.

In the US, Jackson provides certain guarantees on its annuity products, the value of which would typically rise when equity markets fall and long-term interest rates decline. Jackson charges fees for these guarantees which are in turn used to purchase downside protection in the form of options and futures to mitigate the effect of equity market falls, and swaps and swaptions to cushion the impact of drops in long-term interest rates. Under IFRS, accounting for the movement in the valuation of these derivatives, which are all fair valued, is asymmetrical to the movement in guarantee liabilities, which are not fair valued in all cases. Jackson designs its hedge programme to protect the economics of the business from large movements in investment markets and accepts the variability in accounting results. The negative short-term fluctuations of £1,455 million in the year mainly reflect the effect of the increase in equity markets on net value movements on the guarantees and associated derivatives with the S&P 500 index closing at 10 per cent higher than at the start of the year. While the resulting negative mark-to-market movements on these hedging instruments are recorded in 2016, the related increases in fee income that arise from the higher asset values managed, will be recognised and reported in future years.

The UK short-term fluctuations in investment returns of positive £198 million mainly reflects gains on bonds backing annuity capital and shareholders’ funds following the 70 basis points fall in 15-year UK gilt yields in 2016.

A.3.2 Investment management expenses

The total investment management expenses incurred by the Group’s insurance operations, including those that were paid to the Group’s asset management operations, totalled £747 million (2015: £617 million).

A.3.3	Movement in unrealised gains and losses on available-for-sale securities of Jackson recognised as other comprehensive income

The majority of the US insurance operation’s debt securities portfolio are accounted for on an available-for-sale basis. Movements in unrealised appreciation/depreciation of Jackson’s debt securities designated as available-for-sale, unless impaired, are recorded in other comprehensive income. The amounts recognised in other comprehensive income are as follows:

	2016 £m	2015 £m
Net unrealised valuation movements on securities of US insurance operations classified as available-for-sale:
Net unrealised holding (losses) gains arising during the year	241	(1,256)
Less: net gains included in the income statement on disposal and impairment	(269)	(49)
Total	(28)	(1,305)

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A.	Business and Performance

A.3.4 Investments in securitisation

Certain of the securities classified as asset-backed securities in the Group’s IFRS financial statements meet the definition of securitisation for the purpose of the Solvency II capital requirements calculation.

Investments in securitisation are subject to specific spread stresses in the calculation in order to ensure that risks arising from securitisation positions are reflected appropriately.

For the Group’s UK insurance operations, of the £6,641 million of asset-backed securities disclosed in the IFRS financial statement at 31 December 2016, £4,185 million meet the definition of investments in securitisation for the purpose of the Solvency II capital requirement calculation.

The holdings of the Group’s US insurance operations are not relevant under Solvency II as these operations are included on a Deduction and Aggregation basis based on the local US Risk Based Capital approach and do not form a part of the internal model for Solvency II Pillar 1. The securitisation investment holdings of the Group’s Asia insurance operations were not material.

A.4	Performance of other activities

A.4.1	Contribution to IFRS operating profit and short-term fluctuations in investment returns by asset management and other operating income and expenditure

Asset management business

The contribution to IFRS operating profit by the Group’s asset management business and the other income and expenditure forming part of the unallocated corporate result are as shown in the IFRS operating profit table in Section A.2.1.

Movements in asset management operating profit are also primarily influenced by changes in the scale of these businesses, as measured by funds managed on behalf of external institutional and retail customers and our internal life insurance operations. In 2016, IFRS operating profit from our asset management businesses was marginally lower at £589 million (2015: £602 million on a constant exchange rate basis), primarily due to the impact of negative net flows in M&G.

M&G’s IFRS operating profit declined by 4 per cent to £425 million (2015: £442 million), reflecting the impact on revenues of lower average assets under management during the year, following the net outflows experienced since the second quarter of 2015. As these net outflows were primarily from the higher margin retail business, they had a disproportionately adverse impact on earnings. The same dynamics have seen the cost-income ratio move up 2 percentage points to 59 per cent.

Despite continued outflows in 2016, external assets under management at 31 December 2016 were 8 per cent higher than a year ago at £136.8 billion, benefitting from positive investment market movements, particularly in the second half of the year and a return to positive net flows for retail business in the fourth quarter of £942 million. Including the assets managed for internal life operations, M&G’s total assets under management rose to £264.9 billion (2015: £246.1 billion).

Our Asia-based asset manager, Eastspring Investments, increased IFRS operating profit by 10 per cent (up 23 per cent on an actual exchange rate basis) to £141 million, reflecting the positive effect on average assets under management of favourable market movements and £2.2 billion net inflows in the second half of the year. Although a shift in the mix of assets away from higher-margin equity funds has moderated the overall revenue margin, scale efficiencies have resulted in an improvement in the cost-income ratio to 56 per cent (2015: 58 per cent). External assets under management at 31 December 2016 increased to £38.0 billion (31 December 2015: £30.3 billion). Including money market funds and the assets managed for internal life operations, Eastspring Investment’s total assets under management rose to a record £117.9 billion (2015: £89.1 billion).

Other operating income and expenditure

Other operating income and expenditure for 2016 of £716 million (2015: £675 million) comprises the following items:

	2016 £m	2015 £m
Investment return and other income	1	14
Interest payable on core structural borrowings	(360)	(312)
Corporate expenditure	(334)	(319)
Solvency II implementation costs	(28)	(43)
Restructuring costs	(38)	(15)
Interest received from tax settlement	43	-
Total	(716)	(675)

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A.	Business and Performance

Other non-operating items

Short-term fluctuations in investment returns on non-insurance operations

The negative short-term fluctuations in investment returns for other operations of negative £196 million (2015: negative £61 million) include unrealised value movements on financial instruments.

Other items

The result of the held for sale Korea life business, a loss of £227 million, comprises both the write down of the IFRS net assets to sales proceeds (net of costs) and the profits for the year. The comparative profits for the year have been similarly reclassified as non-operating for consistency of presentation.

Other non-operating items of negative £76 million mainly represent the amortisation of acquisition accounting adjustments arising principally on the acquisition of the REALIC business in 2012 (2015: negative £76 million on an actual exchange rate basis). Additionally, 2015 non-operating items included a loss of £46 million from the recycling of exchange losses on the sale of the Japan business.

A.4.2 Leasing

The Group does not hold any individually material leasing arrangement. The Group’s operating and finance lease arrangements relate principally to properties as described further below, and are differentiated between operating and finance leases.

Operating leases

Prudential as a lessee

The Group leases various offices to conduct its business. Prudential is the lessee under 703 operating leases used as office accommodation, comprising 580 leases held by the Asia business, 34 leases held by the US business and 89 leases held by the UK businesses. For the UK based businesses, Prudential holds 10 short-term serviced offices. The 2016 IFRS income statement includes operating lease rental payments made by the Group of £(115) million (2015: £(105) million).

Prudential as a lessor

Investment properties are principally held by The Prudential Assurance Company Limited (PAC)’s with-profits fund (including its property fund subsidiaries). Investment properties are carried at fair value. The Group’s policy is to let investment properties to tenants through operating leases.

The 2016 income statement includes rental income from investment properties of £781 million, including income from property funds consolidated by the Group (2015: £769 million) and direct operating expenses including repairs and maintenance arising from these properties of £67 million (2015: £42 million).

Finance leases

Prudential as a lessee

The Group’s portfolio of investment properties comprises both freehold and leasehold properties. Investment properties of £6,020 million (2015: £5,468 million) are held under finance leases. These finance leases are arrangements which grant very long leases with a large payment made upfront with minimal ground rent payable on an annual basis.

Prudential as a lessor

Prudential does not have any material finance leasing arrangements where Prudential acts as a lessor.

A.5	Any other information

An additional analysis of the premiums, benefits and claims and acquisition costs and other expenditure of the Group’s insurance operations by geographical region is provided below.

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A.	Business and Performance

The following table shows Prudential’s consolidated total revenue and consolidated total charges for the years presented:

Year ended 31 December	Section	2016 £m	2015 £m
Gross premiums earned	A.5.1	38,981	36,663
Outward reinsurance premiums		(2,020)	(1,157)
Earned premiums, net of reinsurance		36,961	35,506
Investment return	A.5.4	32,511	3,304
Other income		2,370	2,495
Total revenue, net of reinsurance		71,842	41,305
Benefits and claims		(60,948)	(30,547)
Outward reinsurers’ share of benefit and claims		2,412	1,389
Movement in unallocated surplus of with-profits funds		(830)	(498)
Benefits and claims and movement in unallocated surplus of with-profits funds, net of reinsurance	A.5.2	(59,366)	(29,656)
Acquisition costs and other expenditure	A.5.3	(8,848)	(8,208)
Finance costs: interest on core structural borrowings of shareholder-financed operations		(360)	(312)
Remeasurement of carrying value of Korea life business classified as held for sale		(238)	-
Disposal of Japan life business – cumulative exchange loss recycled from other comprehensive income		-	(46)
Total charges, net of reinsurance		(68,812)	(38,222)
Share of profits from joint ventures and associates, net of related tax		182	238
Profit before tax (being tax attributable to shareholders’ and policyholders’ returns)		3,212	3,321
Less tax charge attributable to policyholders’ returns		(937)	(173)
Profit before tax attributable to shareholders		2,275	3,148

A.5.1 Comparison of gross earned premiums with the prior period

	2016 £m	2015 £m
Asia operations*	14,006	10,814
US operations	14,685	16,887
UK operations*	10,290	8,962
Total	38,981	36,663
*	The Asia and UK premiums exclude intra-group transactions.

The gross earned premiums of £38,981 million in 2016 are analysed by Solvency II line of business as follows:

£m	Health insurance	Insurance with profit participation	Index- linked and unit-linked insurance	Other life insurance	Accepted life reinsurance	Non- life	Total
Premiums earned – gross	815	16,361	15,638	5,992	97	78	38,981

Gross earned premiums for insurance operations totalled £38,981 million in 2016, up 6 per cent from £36,663 million in 2015. The increase of £2,318 million was driven by growth of £1,328 million in the UK operations and £3,192 million in the Asia operations, which was partially offset by a decline of £2,202 million in the US operations.

Asia

Excluding the impact of exchange translation, gross earned premiums in Asia increased by 16 per cent from 2015 to 2016, from £12,067 million on a constant exchange rate in 2015 to £14,006 million in 2016. The premiums reflect the aggregate of single and recurrent premiums of new business sold in the year and premiums on annual business sold in previous years. The growth in earned premiums reflects increases for both factors.

Sales progression in Asia has been strongest in the agency channel, as we continue to drive improvements in productivity and invest in recruitment initiatives to underpin future sales prospects. The fourth quarter saw an acceleration in the positive trends observed earlier in the year, with eight of our markets in the region seeing considerable growth. Despite the strength of this growth our focus on quality is undiminished, with regular premiums on long-term contracts accounting for the majority of the sales and a continuing high proportion of new business from health and protection coverage. This favourable mix provides a high level of recurring income and an earnings profile that is significantly less correlated to investment markets.

Our businesses in China and Hong Kong have performed well in 2016 demonstrating the extent of the opportunity in these

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A.	Business and Performance

markets. In Hong Kong, we continue to generate business from both Mainland China residents and local customers, with a strong bias for regular premiums and an increasing contribution from health and protection business. 2016 saw increased intervention by the Chinese authorities in relation to capital controls and we continue to monitor developments, which to date have not had a meaningful impact on our business in Hong Kong. In China, we have pivoted the business towards higher quality regular premium business driven by our increased scale in the agency channel, and sales of single premiums have reduced as we de-emphasised further new spread-based business across the region in 2016.

In Indonesia, trading conditions remain challenging, and in such an environment we have retained our more cautious approach to new business. In Malaysia, sales increased driven by improvements in the conventional agency channel and increased contributions from our bancassurance partners. In Singapore, sales increased in the second half relative to the equivalent period last year, driven by increased agent activation and a recovery in bancassurance sales.

United States

Gross premiums decreased by 13 per cent from £16,887 million in 2015 to £14,685 million in 2016 on an actual exchange rate basis. Excluding the impact of exchange translation, gross premiums in the US decreased by 23 per cent from £19,053 million on a constant exchange rate in 2015 to £14,685 million in 2016. In the US, uncertainty following the announcement of the Department of Labor’s fiduciary duty rule on the distribution of retirement market products has contributed to a marked decline of 22 per cent* in industry sales of variable annuities. Jackson’s sales from all variable annuity products were also lower as a result. Notwithstanding this reduction in sales, net inflows into Jackson’s separate account asset balances, which drive fee-based earnings on variable annuity business, remained positive at £4.4 billion. More favourable market conditions in the institutional product market provided Jackson with the opportunity to write more business in 2016 compared with 2015.

United Kingdom

Gross premiums for UK operations increased by 15 per cent from £8,962 million in 2015 to £10,290 million in 2016, mainly due to our strategy of extending customer access to PruFund’s with-profits investment option via additional product wrappers continues to drive growth in sales. In the current low interest rate environment, consumers are attracted to PruFund’s smoothed multi-asset fund returns and the financial security attaching to its strong capitalisation. We have seen notable success with the build out of PruFund through individual pensions, income drawdown and ISAs. Reflecting this strong performance, total PruFund assets under management of £24.7 billion as at 31 December 2016 were 50 per cent higher than at the start of the year.

Despite this increase, sales from new annuity business reduced from £123 million in 2015 to £41 million, as we scale down our participation in the annuity market.

A.5.2	Comparison of benefits and claims (including the movement in unallocated surplus of with-profits funds) with the prior period

	2016 £m	2015 £m
Asia operations*	(11,311)	(6,555)
US operations	(20,214)	(13,029)
UK operations*	(27,841)	(10,072)
Total	(59,366)	(29,656)
*	The Asia and UK benefits and claims exclude intra-group transactions. All amounts are net of reinsurance.

The underlying reasons for the year-on-year changes in benefits and claims and movement in unallocated surplus in each of Prudential’s regional operations are changes in the incidence of claims incurred, increases or decreases in policyholders’ liabilities, and movements in unallocated surplus of with-profits funds.

Total benefit and claims and movements in unallocated surplus of with-profits funds increased by £29,710 million in 2016 to a charge of £59,366 million compared with a charge of £29,656 million in 2015. The amounts of this year-on-year charge attributable to each of the underlying reasons as stated above are shown below.

*	LIMRA/Secure Retirement Institute, US Industrial Annuity participants Report Q3 year-to-date 2016.

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A.	Business and Performance

Benefits and claims and movements in unallocated surplus of with-profits funds net of reinsurance can be further analysed as follows:

	2016 £m	2015 £m
Claims incurred, net of reinsurance	(25,730)	(23,763)
Increase in policyholder liabilities, net of reinsurance	(32,804)	(5,395)
Movement in unallocated surplus of with-profits funds	(832)	(498)
Benefits and claims and movement in unallocated surplus, net of reinsurance	(59,366)	(29,656)

Claims incurred and increase in policyholder liabilities totalling £58,534 million in 2016 includes £21 million of claims handling expenses. The amount of £58,513 million excluding claims handling expenses is analysed by Solvency II line of business as follows:

£m	Health insurance	Insurance with-profit participation	Index- linked and unit-linked insurance	Other life insurance	Accepted life reinsurance	Non- life	Total
Claims incurred and Changes in other technical provisions - Net of reinsurance
	(454)	(27,134)	(23,854)	(6,773)	(265)	(33)	(58,513)

The charge for benefits and claims and movements in unallocated surplus, net of reinsurance of £59,366 million (2015: £29,656 million) shown in the table above includes the effect of accounting for investment contracts without discretionary participation features (as defined by IFRS 4) in accordance with IAS 39 to reflect the deposit nature of the arrangement.

The principal variations in the movements in policyholder liabilities and movements in unallocated surplus of with-profits funds for each regional operation are discussed below.

Asia

In 2016, benefits and claims and movements in unallocated surplus of with-profits funds totalled £11,311 million, representing an increase of £4,756 million compared with the charge of £6,555 million in 2015. The amounts of the year-on-year change attributable to each of the underlying reasons are shown below:

	2016 £m	2015 £m
Claims incurred, net of reinsurance	(4,530)	(4,151)
Increase in policyholder liabilities, net of reinsurance	(7,120)	(2,074)
Movement in unallocated surplus of with-profits funds	339	(330)
Benefits and claims and movement in unallocated surplus, net of reinsurance	(11,311)	(6,555)

The growth in the policyholder liabilities in Asia over the period reflected the increase due to the combined growth of new business and the in-force books in the region.

The variations in the movements in policyholder liabilities in individual years were, however, primarily due to movement in investment returns. This was as a result of asset value movements that are reflected in the unit value of the unit-linked policies, which represent a significant proportion of the Asia operations’ business. In addition, the policyholder liabilities of the Asia operations’ with-profits policies also fluctuated with the investment performance of the funds.

United States

In 2016, the accounting charge for benefits and claims increased by £7,185 million to £20,214 million compared with £13,029 million in 2015. The amounts of the year-on-year change attributable to each of the underlying reasons are shown below:

	2016 £m	2015 £m
Claims incurred, net of reinsurance	(11,026)	(9,688)
Increase in policyholder liabilities, net of reinsurance	(9,188)	(3,341)
Benefits and claims, net of reinsurance	(20,214)	(13,029)

The movements year-on-year in the claims incurred for the US operations as shown in the table above also included the effects of translating the US dollar results into pounds sterling at the average exchange rates for the relevant years.

The charges in each year comprise amounts in respect of variable annuity and other business. For variable annuity business, there are two principal factors that contribute to the variations in the charge, in any given period. First, the investment return on the assets backing the variable annuity separate account liabilities changed to a £7,917 million credit in 2016 from a £2,033

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A.	Business and Performance

million debit in 2015. The second principal effect is the growth of the variable annuity business in force. The net flows of the variable annuity separate account liabilities were a positive £4,393 million in 2016 with a positive £7,887 million for 2015.

United Kingdom

Overall, benefits and claims and the movement in unallocated surplus recorded in the income statement was a charge of £27,841 million in 2016 compared with a £10,072 million charge in 2015. The year-on-year changes attributable to each of the underlying reasons are shown below, together with a further analysis of the amounts included in respect of the movements in policyholder liabilities by type of business:

	2016 £m	2015 £m
Claims incurred, net of reinsurance	(10,174)	(9,924)
Decrease/(increase) in policyholder liabilities, net of reinsurance
Scottish Amicable Insurance Fund (SAIF)	39	752
Shareholder-backed annuity business	(2,591)	301
Unit-linked and other non-participating business	(2,080)	171
With-profits (excluding SAIF)	(11,865)	(1,204)
	(16,498)	20
Movement in unallocated surplus of with-profits funds	(1,169)	(168)
Benefits and claims and movement in unallocated surplus, net of reinsurance	(27,841)	(10,072)

The principal driver for variations in amounts allocated to the policyholders is changes to investment returns.

In aggregate, as a result of the higher market returns in 2016 compared with 2015 there has been a corresponding impact on benefits and claims and movements in unallocated surplus of with-profits funds in the year, moving from a net charge of £10,072 million in 2015 to a net charge of £27,841 million in 2016.

The Scottish Amicable Insurance Fund is a ring-fenced fund with no new business written. The decrease in policyholder liabilities in the Scottish Amicable Insurance Fund reflects the underlying decreasing policyholder liabilities as the liabilities run off. The variations from year to year are, however, affected by the market valuation movement of the investments held by the Scottish Amicable Insurance Fund, which are wholly attributable to policyholders.

For shareholder-backed annuity business, the (increases)/decreases in policyholder liabilities reflect the effect of altered investment yield reflected in the discount rate applied in the measurement of the liabilities, together with other factors such as changes in premium income for new business and altered assumptions.

For unit-linked business, the primary driver of the variations in the (increases)/decreases in the policyholder liabilities were due to the movement in the market value of the unit-linked assets as reflected in the unit value of the unit-linked policies.

A.5.3 Acquisition costs and other expenditure

	Year ended 31 December £m
	2016	2015
Asia operations	(3,868)	(2,929)
US operations	(1,963)	(2,376)
UK operations	(3,083)	(2,917)
Unallocated corporate and intra-group elimination	66	14
Total	(8,848)	(8,208)

Total acquisition costs and other expenditure of £8,848 million in 2016 were 8 per cent higher than the £8,208 million incurred in 2015.

Asia

Total acquisition costs and other expenditure for Asia in 2016 were £3,868 million compared with £2,929 million in 2015. The increase of £939 million from 2015 to 2016 includes an exchange translation impact of £347 million. Excluding the effect of currency volatility, total acquisition costs and other expenditure increased by £592 million from 2015 to 2016.

United States

Total acquisition costs and other expenditure for the US of £1,963 million in 2016 represented a decrease of £413 million over the amount of £2,376 million in 2015. The decrease of £413 million from 2015 to 2016 includes an exchange translation impact of £304 million. Excluding the effect of currency volatility, total acquisition costs and other expenditure decreased by £717 million from 2015 to 2016.

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A.	Business and Performance

The year-on-year movements primarily reflected changes in the charge for acquisition costs in the income statement, net of change in deferred acquisition costs, of which a significant element is due to the amortisation attaching to the varying level of short-term fluctuations in investment returns in each year.

United Kingdom

Total acquisition costs and other expenditure for the UK increased by 6 per cent from £2,917 million in 2015 to £3,083 million in 2016.

The year-on-year movements were primarily affected by the changes in the charge for investment gains relating to funds managed on behalf of third parties which are consolidated but have no recourse to the Group, which decreased by £496 million from £769 million in 2015 to £273 million in 2016. The 2016 other expenditure for the UK includes the establishment of a £175 million provision for the cost of undertaking a review of past non-advised annuity sales practices and related potential redress.

A.5.4 Additional analysis of investment return by geographical region

An additional analysis of the Group’s investment return of £32,511 million as shown in the IFRS income statement by geographical region is provided below.

	2016 £m	2015 £m
Asia operations	2,917	(296)
US operations	7,612	(789)
UK operations	22,101	4,417
Unallocated corporate and intra-group elimination	(119)	(28)
Total	32,511	3,304

Analysed by IFRS financial statements asset classes:
Investment properties	1,161	1,593
Loans	917	674
Equity securities and portfolio holdings in unit trusts	20,287	(1,167)
Debt securities	15,405	2,708
Other investments (including Derivatives)*	(5,259)	(504)
Total	32,511	3,304
*	Includes exchange gains and losses.

Investment return principally comprises interest income, dividends, investment appreciation/depreciation (realised and unrealised gains and losses) on investments designated as fair value through profit and loss and realised gains and losses, including impairment losses, on securities designated as amortised cost and available-for-sale. Movements in unrealised appreciation/depreciation of Jackson’s debt securities designated as amortised cost and available-for-sale are not reflected in investment return but are recorded in other comprehensive income.

The investment balances and percentages as quoted in the subsequent paragraphs are referenced to the 31 December 2016 IFRS balance sheet.

Asia

The table below provides an analysis of investment return attributable to Asia operations for the years presented:

	2016 £m	2015 £m
Interest/dividend income (including foreign exchange gains and losses)	1,513	1,028
Investment appreciation (depreciation)	1,404	(1,324)
Total	2,917	(296)

In Prudential’s Asia operations, debt securities accounted for 55 per cent and 57 per cent of the total investment portfolio as at 31 December 2016 and 2015, with equities comprising 36 per cent and 38 per cent respectively. The remaining 9 per cent and 5 per cent of the total investment portfolio, respectively, primarily comprised loans and deposits with credit institutions. Investment return increased from a loss of £296 million in 2015 to a gain of £2,917 million in 2016. This increase was due primarily to an increase of £2,728 million in investment appreciation from £1,324 million of depreciation in 2015 to an appreciation of £1,404 million in 2016. The changes in the equity markets and the interest rates affecting the value movement in debt securities during 2016 have been mixed across the region. The gain of £2,728 million was driven primarily by favourable change in the debt securities and equities held by the with-profits funds and unit-linked business of the Asia operations.

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A.	Business and Performance

United States

The table below provides an analysis of investment return attributable to US operations for the years presented:

	2016 £m	2015 £m
Investment return of investments backing US separate account liabilities	7,917	(2,033)
Other investment return	(305)	1,244
Total	7,612	(789)

In the US, investment return increased from negative £789 million in 2015 to £7,612 million in 2016. This £8,401 million favourable change arose from an increase of £9,950 million in the investment return on investments backing variable separate account liabilities from a loss of £2,033 million in 2015 to a gain of £7,917 million in 2016 and a decrease of £1,549 million in other investment return from a gain of £1,244 million to a loss of £305 million. The primary driver for the £8,401 million increase in investment return on investments backing variable annuity separate account liabilities as compared with 2015 was the favourable movements in the US equity markets in 2016 on a larger separate account asset balance. The decrease in other investment return reflects the value movements in derivatives held to manage interest rate and equity risk exposures.

United Kingdom

The table below provides an analysis of investment return attributable to UK operations for the years presented:

	2016 £m	2015 £m
Interest/dividend income	6,019	6,430
Investment (depreciation) appreciation and other investment return	16,082	(2,013)
Total	22,101	4,417

In Prudential’s UK operations, equities accounted for 29 per cent and 28 per cent of the total investment portfolio as at 31 December 2016 and 2015, respectively. Debt securities comprised 50 per cent and 51 per cent, respectively, with investment properties accounting for 8 per cent and 8 per cent of the total investment portfolio in each respective year. The remaining 13 per cent and 13 per cent of the total investment portfolio as at 31 December 2016 and 2015 related to loans, deposits with credit institutions, investments in partnerships in investment pools and derivative assets. Within debt securities of £93 billion (2015: £85 billion) as at 31 December 2016, 66 per cent (2015: 68 per cent) consisted of corporate debt securities.

Interest and dividend income decreased by £411 million from £6,430 million in 2015 to £6,019 million in 2016. The increase in investment appreciation and other investment return of £18,095 million from a loss of £2,013 million in 2015 to a gain of £16,082 million in 2016 principally reflects gains on bonds following the fall in UK gilt yields in 2016.

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B.	System of Governance

B.	System of Governance

(Unaudited)

B.1	General information on the system of governance

B.1.1 Board governance

Prudential has dual primary listings in the UK and Hong Kong, and has therefore adopted a governance structure based on the UK Corporate Governance Code and the Hong Kong Corporate Governance Code.

Responsibility for governance lies with the Board. The descriptions below explain Board roles and how duties are fulfilled.

Chairman

Paul Manduca

—	Overall responsibility for leadership of the Board and ensuring its effectiveness
—	Responsible for setting the Board’s agenda, ensuring the right focus and promoting constructive debate
—	Responsible for making recommendations to the Nomination and Governance Committee for the appointment of Directors, and ensuring appropriate induction and ongoing development of Board members
—	Leading the Board in determining appropriate corporate governance and business values
—	Meeting regularly with the Non-executive Directors, without the Executive Directors present
—	Key contact point for the independent chairs of the Group’s material subsidiaries
—	Representing the Company with external stakeholders and acting as key contact for shareholders and regulators to ensure effective communication on governance and strategy
—	Paul works closely with the Group Chief Executive and the Company Secretary to ensure effective Board governance and operation. This included ensuring that Board meetings have the right focus, that enough time is allocated for the discussion of agenda items, in particular stategic issues, and that Directors receive timely and relevant information

—	Paul plays a leading part in the identification of potential candidates for Board succession, working closely with the Group Chief Executive in the succession planning process for Executive Directors
—	Paul focuses on promoting a culture of openness and debate among Directors, helping to build and maintain constructive relationships between the Executive and Non-executive Directors. When chairing Board meetings, Paul ensures that all views are heard and that the Non-executive Directors have an opportunity to challenge management constructively
—	During the year, Paul met with the Non-executive Directors without the Executive Directors being present, on five occasions
—	Paul meets regularly with the independent chairs of the Group’s material subsidiaries
—	Externally, Paul has a regular programme of meetings with major shareholders throughout the year
—	Paul plays a key role in the Group’s engagement with regulators

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B.	System of Governance

Group Chief Executive

Mike Wells

—    Responsible for the operational management of the Group, on behalf of the Board

—    Leading the Executive Directors and other senior executives in the management of all aspects of the day-to-day business of the Group

—    Responsible for implementation of the Board’s decisions

—    Establishing processes to ensure operations are compliant with regulatory requirements

—    Mike sets policies, provides day-to-day leadership and makes decisions on matters affecting the operation, performance and strategy of the Group, seeking Board approval for matters reserved to the Board

—    Mike chairs the Group Executive Committee (GEC), which comprises the Executive Directors and the Group functional heads. This includes the Chief Financial Officer, Group Chief Risk Officer and Business Unit Chief Executive Officers. The membership of the Group Executive Committee is provided in Section A.1.2 under the heading ‘Governance and organisational structure of the Group’. The Group Executive Committee supports Mike in the operational management of the Group, providing the expertise to fulfil the strategic objectives set by the Board.

—    Mike works closely with the Executive Directors in developing the Operating Plan, for approval by the Board

—    Mike keeps in close contact with the Chairman and ensures he is briefed on key issues

—    Mike meets with the Group’s key regulators worldwide

Senior Independent

Director

Philip Remnant

—    Acting as sounding board for the Chairman

—    Leading the Non-executive Directors in conducting the Chairman’s annual evaluation

—    Being available to shareholders to address concerns not resolved through normal channels

—    Philip kept in close contact with the Chairman throughout the year

—    Philip held meetings in Q1 2017 with the Non-executive Directors to review the Chairman’s performance

—    Philip holds meetings throughout the year with Non-executive Directors as needed, without management being present

—    In 2016, Philip offered meetings to Prudential’s key shareholders to provide them with an additional channel of communication

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B.	System of Governance

Committee chairs

—    Responsible for leadership and governance of the Board’s principal Committees (see B.1.2)

—    Responsible for setting the agenda for Committee meetings and reporting on the Committees’ activities to the Board

—    Audit and Risk Committee Chairs act as key contact points for the independent chairs of the audit and risk committees of the Group’s material subsidiaries

—    The Committee Chairs worked closely with the Company Secretary and management to ensure Committee governance continued to be effective throughout the year

—    Each Committee Chair provided a written update of Committee business to the Board, followed by a verbal update after each Committee meeting

—    Ann Godbehere, the Audit Committee Chair, and Howard Davies, the Risk Committee Chair, commenced quarterly meetings with chairs of the audit and risk committees of the material subsidiaries during 2016 and provided updates to the Audit and Risk Committees respectively

Non-executive Directors

—    Responsible for providing constructive and effective challenge

—    Contributing to the development of proposals on Group strategy, offering input based on individual and collective experience

—    Responsible for scrutinising the performance of management in meeting agreed goals and objectives

—    Serving on principal Board Committees

—    The Non-executive Directors have engaged thoughout the year with the Executive Directors and management, at Board and Committee meetings, as part of site visits, through training sessions and on an informal basis

—    They contributed to the development of strategic options through one-to-one meetings with the Group Strategy team and participated in the annual Strategy Away Day

—    All Non-executive Directors serve on at least one of the principal Board Committees

How we operate – Board decision making

—	The Board is collectively responsible:

–	To shareholders for the long-term success of the Company and, in particular, for setting the Group’s strategy and risk appetite;
–	For providing leadership within a framework of effective controls; and
–	For monitoring management’s performance against strategic goals and ensuring appropriate resources are available to achieve these goals.

—	When making decisions, the Board has due regard to the balance of interests between shareholders, employees, customers and community.
—

The Board operates in accordance with relevant corporate governance codes and has established a number of principal committees comprising Non-executive Directors to ensure Board duties are appropriately allocated between members.

—

The Group has established and regularly reviews a governance framework designed to promote appropriate behaviours across the Group to ensure prudent management and protection of the interests of shareholders, customers and other key stakeholders.

—

As part of the governance framework, the Board has established a control framework to identify significant risks and apply appropriate measures to manage and mitigate them (described more fully in Sections B.3 and B.4).

—

The framework sets out the behaviours expected of the Group’s employees and requires all business units to seek delegated authority from the Board to carry out actions exceeding pre-determined limits or which could have a material effect on the Group.

—

Specific key decisions have been reserved to the Board for decision. These include strategic decisions, determination of interim dividends and recommendation of final dividends to shareholders, approval of major transactions, approval of key financial reporting, approval of the overall risk appetite and capital and liquidity positions, and responsibility for the effectiveness of the system of internal control and risk management.

Material changes in the system of governance

We keep our governance structures under constant review to ensure they suit the needs of our business and our stakeholders. This year we have increased the remit of the Nomination and Governance Committee to provide oversight of our material subsidiary boards. In 2015, we identified Prudential Corporation Asia Limited, The Prudential Assurance Company Limited, Jackson National Life Insurance Company (Jackson) and M&G Group Limited as material subsidiaries of our principal business units. Over the first half of 2016, we appointed independent non-executive directors to their boards, including board chairs and chairs of the subsidiary audit and risk committees. To support our new independent directors, we designed a reporting and governance framework. The focus in 2016 was on embedding this framework.

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B.	System of Governance

B.1.2 Board Committees and decision making

The Board has established Audit, Remuneration, Risk, Nomination and Governance Committees as principal standing committees of the Board. These committees form a key element of the Group governance framework.

BOARD
Nomination and Governance Committee	Audit Committee	Risk Committee	Remuneration Committee

Paul Manduca

—    Ensures that the Board retains an appropriate balance of skills to support the strategic objectives of the Group

—    Ensures that an effective framework for senior succession planning is in place

—    Recommends appointments to the Board and its principal Committees and appointments of non-executive directors to the boards of material subsidiaries

—    Oversees the governance of material subsidiaries

Ann Godbehere*

—    Responsible for the integrity of the Group’s financial reporting, including scrutinising accounting policies

—    Monitors the effectiveness of internal control and risk management systems, including compliance arrangements

—    Monitors the effectiveness and objectivity of internal and external auditors, approves the internal audit plan and recommends the appointment of the external auditor

Howard Davies

—    Leads on and oversees the Group’s overall risk appetite, risk tolerance and strategy

—    Approves the Group’s Risk Management Framework and monitors its effectiveness

—    Supports the Board and management in embedding and maintaining a supportive culture in relation to the management of risk

Anthony Nightingale

—    Recommends the Directors’ Remuneration Policy for approval by shareholders

—    Approves the individual remuneration packages of the Chairman, the Executive Directors, other senior executives and the non-executive directors of material subsidiaries

—    Determines the overall remuneration policy for the Group

—    Reviews the design and development of share plans requiring shareholder approval and approves and assesses performance targets where applicable

Terms of reference for the principal committees can be accessed at www.prudential.co.uk

Each Committee reviews its terms of reference at least annually and recommends changes to the Board for its approval.

*

Ann Godbehere will retire as a Non-executive Director of Prudential with effect from the close of the Annual General Meeting on 18 May 2017. David Law will succeed Ann as Chairman of the Audit Committee with effect from 19 May 2017.

In accordance with the Guidance on Systems of Governance published by the European Insurance and Occupational Pensions Authority on Solvency II, Prudential has deemed its key functional areas to be Risk, Internal Audit, Compliance and Actuarial. These key functional control areas provide regular reports to the respective Board Committees. It is the responsibility of the Audit Committee to review the resources of internal audit and compliance through their review of annual plans and progress of their delivery during the year. It is the responsibility of the Risk Committee to review the remit of the Risk function including adequacy of resourcing, access to information and independence from management.

Further information of the key functions, ie Risk, Compliance, Internal Audit and Actuarial is given in Sections B.3.2, B.4.2, B.5 and B.6, respectively.

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B.	System of Governance

B.1.3 Remuneration policy

Principles of remuneration policy

Prudential’s remuneration policy and practices ensure that the business units and the Group Head Office have an effective approach in place to reward our employees in an appropriate way which:

—	Aligns incentives to business objectives in order to support the delivery of Group and business unit business plans and strategies;
—	Enables the recruitment and retention of high calibre employees and incentivises them to achieve success for their business unit and the Group; and
—	Is consistent with the organisation’s risk appetite.

The principles of the remuneration policy are:

—	Pay for Performance;
—	Tailored to the relevant market;
—	Interest in Prudential shares;
—	Business unit and Group focus;
—	Shareholder value creation;
—	Fair and transparent system for all;
—	Designed to minimise regulatory and operational risk; and
—	Safeguards to avoid conflicts of interest

Remuneration architecture

Both fixed and variable remuneration is assessed against market data and internal relativities on an annual basis and balanced so that the fixed component represents a sufficiently high proportion of the total remuneration to avoid employees being overly dependent on the variable components and to allow the Group and business units to operate a fully flexible bonus policy, including the ability to pay no variable component.

Annual bonus measures include various combinations of business unit financial and/or strategic targets, Group financial targets, functional targets and individual performance reflecting the level, nature and scope of the role and the practice in the market in which the business unit operates.

Currently awards are made at the discretion of the relevant business unit and determined based on business and individual performance and potential, and market practice. Awards made under the Group’s Long Term Incentive Plans (‘LTIP’) generally include Group and/or, where relevant, business unit financial metrics.

The LTIP awards of employees in Group Head Office and senior executives within the business units are made under the Prudential LTIP and include a Group target to ensure their remuneration includes a link to the overall results of the Group.

Prudential does not operate supplementary pension or early retirement schemes. None of the Executive Directors and Group Executive Committee members participate in the Group’s defined benefits schemes, all of which are closed to new members, but allow future accrual for existing members which include some key function holders.

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B.	System of Governance

The diagram below explains the structure of Executive Directors’ remuneration for 2016.

B.1.4 Material transactions with Directors and shareholders

In addition to remuneration for the role on the Board, Executive Officers and Directors of the Company may from time to time purchase insurance, asset management or annuity products marketed by Group companies in the ordinary course of business on substantially the same terms as those prevailing at the time for comparable transactions with other persons.

In 2016 and 2015, other transactions with Directors were not deemed to be significant both by virtue of their size and in the context of the Directors’ financial positions. All of these transactions are on terms broadly equivalent to those that prevail in arm’s length transactions.

There have been no material transactions with shareholders outside the normal course of business.

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B.	System of Governance

B.2	Fit and proper requirements

The Group ensures that the Board and key function holders are fit and proper through implementation of a Group Fit and Proper Policy.

An annual certification process is carried out, whereby Group Head Office and business units confirm compliance with the Group Governance Manual, which includes the Fit and Proper Policy.

The Policy applies to:

—	All persons approved as Prudential Regulation Authority (PRA) Senior Insurance Management Functions;
—	All persons approved as Financial Conduct Authority (FCA) Significant Influence Functions;
—	All persons defined as Key Function holders and notified to the regulator; and
—	All persons defined as Notified Non-Executive Directors and notified to the regulator.

In addition, some of the requirements are applicable to those performing a key function. On this basis the fit and proper requirements explicitly apply to Prudential’s UK Solvency II regulated entities listed below and the Group Head Office:

—	The Prudential Assurance Company Limited; and
—	Prudential Pensions Limited.

B.2.1 Fit and proper criteria

Business units (including the Group Head Office) listed above ensure that individuals to whom this policy applies fulfil the following requirements:

—	Honesty, integrity and reputation, ie that they will be open and honest in their dealings and able to comply with the requirements imposed on them;
—	Competence and capability, ie that they have the necessary skills to carry on the function they are to perform; and
—	Financial soundness.

B.2.2 Processes for assessments

Processes for assessing fitness and propriety

Individuals

Business units within the scope of the fit and proper policy have processes for assessing the fitness and propriety of persons covered, including a number of direct questions and independent checks. These processes are described below.

—	During the recruitment process and before any regulatory application is made, business units conduct an assessment of the person’s fitness:
—	The person’s professional and formal qualifications;
—	Knowledge and relevant experience within the insurance sector, other financial sectors or other businesses; and
—	Where relevant, the insurance, financial, accounting, actuarial and management skills of the person.
—

During the recruitment process and before any regulatory application is made, business units conduct an assessment of the person’s propriety, including integrity, honesty, and financial soundness, based on evidence regarding their character, personal behaviour and business conduct, including any criminal, financial and supervisory checks; and

—	In relation to outsourced key functions, business units identify an individual who is responsible for assessing the fitness and propriety of the service provider.

Ongoing assessment fitness and propriety

Business units gather sufficient evidence, at least annually, to assess the ongoing Fitness and Propriety of individuals captured by the Senior Insurance Managers Regime, including key function performers and Notified Non-executive Directors. This includes an assessment of whether the individuals are adhering to the relevant PRA/FCA Conduct Standards and Rules.

Business units’ compliance functions are notified where there is a change in the fit and proper status of any Significant Influence Functions, Senior Insurance Management Functions or Key Function Holder.

Business units notify the PRA and FCA of any change to the fit and proper status of Senior Insurance Management Functions, Significant Influence Functions or Key Function Holders, including instances of where these individuals have been replaced because they are no longer fit and proper.

Business units notify the PRA and FCA as soon as reasonably practicable when a breach has occurred in the Conduct Standards/Rules that has a material impact on the assessment of an individual’s fitness and propriety.

Business units notify Group Compliance as soon as reasonably practicable in the event of a breach of these Policy requirements.

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B.	System of Governance

B.3	Risk management system including the own risk and solvency assessment (ORSA)

B.3.1 Risk governance, culture and our risk management cycle

Prudential defines ‘risk’ as the uncertainty that we face in successfully implementing our strategies and objectives. This includes all internal or external events, acts or omissions that have the potential to threaten the success and survival of the Group. As such, material risks will be retained selectively where we think there is value to do so, and where it is consistent with the Group’s risk appetite and philosophy towards risk taking.

The following section provides more detail on our risk governance, culture and risk management process.

(a)	Risk governance

Our risk governance comprises the organisational structures, reporting relationships, delegation of authority, roles and responsibilities, and risk policies that the Group Head Office and the business units establish to make decisions and control their activities on risk-related matters. This encompasses individuals, Group-wide functions and committees involved in the management of risk.

(i)	Risk committees and governance structure

Our Risk governance structure is led by the Group’s Risk Committee which consists of independent non-executive directors. The Group Risk Committee assists the Board in providing leadership, direction and oversight of the Group’s overall risk appetite, in addition to guidance on risk tolerance and strategy. The committee oversees and advises the Board on the current and potential future risk exposures of the Group, reviewing and approving the Group’s Risk Management Framework, monitoring its effectiveness and adherence to the various risk policies. The Group Risk Committee also supports the Board and management in embedding and maintaining a supportive culture in relation to the management of risk. The risk committees of our major subsidiaries, which also include independent non-executive directors, support the Group Risk Committee in these objectives.

In addition, there are various executive risk forums to ensure risk issues are considered and escalated appropriately. These are led by the Group Executive Risk Committee which is supported by a number of technical sub-committees which have members with the specialist skills required.

(ii)	Risk Management Framework

The Group’s Risk Management Framework has been developed to monitor and manage the risk of the business at all levels and is owned by the Board. The aggregate Group exposure to the key risk drivers is monitored and managed by the Group Risk function whose responsibility it is to review, assess and report on the Group’s risk exposure and solvency position from the Group economic, regulatory and ratings perspectives.

The Framework requires that all our businesses and functions establish processes for identifying, evaluating and managing the key risks faced by the Group – the ‘Risk Management Cycle’ (see below in section (c)) and is based on the concept of the ‘three lines of defence’, comprising risk taking and management, risk control and oversight, and independent assurance.

A major part of the Risk Management Cycle is the annual assessment of the Group’s risks which are considered key. These key risks range from risks associated with the economic, market, political and regulatory environment; those that we assume when writing our insurance products and by virtue of the investments we hold; and those that are inherent in our business model and its operation. This is used to inform risk reporting to the risk committees and the Board.

(iii)	Risk appetite, limits and triggers

The extent to which we are willing to take risk in the pursuit of our objective to create shareholder value is defined by a number of risk appetite statements, operationalised through measures such as limits, triggers and indicators. The Group risk appetite is approved by the Board and is set with reference to economic and regulatory capital, liquidity and earnings volatility. The Group risk appetite is aimed at ensuring that we take an appropriate level of aggregate risk and covers all risks to shareholders, including those from participating and third-party business. We have no appetite for material losses (direct or indirect) suffered as a result of failing to develop, implement and monitor appropriate controls to manage operational risks. Group limits operate within the risk appetite to constrain the material risks, while triggers and indicators provide further constraint and ensure escalation. The Group Chief Risk Officer determines the action to be taken upon any breaches.

The Group Risk function is responsible for reviewing the scope and operation of these measures at least annually, to determine that they remain relevant. The Board approves all changes made to the Group’s Risk Appetite Framework. We define and monitor aggregate risk limits based on financial and non-financial stresses for our earnings volatility, liquidity and capital requirements.

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B.	System of Governance

Earnings volatility

The objectives of the aggregate risk limits seek to ensure that:

(1)	The volatility of earnings is consistent with the expectations of stakeholders;
(2)	The Group has adequate earnings (and cash flows) to service debt, expected dividends and to withstand unexpected shocks; and

(3)	Earnings (and cash flows) are managed properly across geographies and are consistent with funding strategies.

The two measures used to monitor the volatility of earnings are IFRS operating profit and EEV operating profit, although IFRS and EEV total profits are also considered.

Liquidity

The objective is to ensure that the Group is able to generate sufficient cash resources to meet financial obligations as they fall due in business as usual and stressed scenarios. Risk appetite with respect to liquidity risk is measured using a Liquidity Coverage Ratio which considers the sources of liquidity versus liquidity requirements under stress scenarios.

Capital requirements

The limits aim to ensure that:

(1)	The Group meets its internal economic capital requirements;
(2)	The Group achieves its desired target rating to meet its business objectives; and
(3)	Supervisory intervention is avoided.

The two measures used at the Group level are Solvency II capital requirements and internal economic capital requirements. In addition, capital requirements are monitored on local statutory bases.

The Group Risk Committee is responsible for reviewing the risks inherent in the Group’s business plan and for providing the Board with input on the risk/reward trade-offs implicit therein. This review is supported by the Group Risk function, which uses submissions from our local business units to calculate the Group’s aggregated position (allowing for diversification effects between local business units) relative to the aggregate risk limits.

(iv)	Risk policies

These set out the specific requirements which cover the fundamental principles for risk management within the Group Risk Framework. Policies are designed to give some flexibility so that business users can determine how best to comply with policies based on their local expertise.

There are core risk policies for credit, market, insurance, liquidity and operational risks and a number of internal control policies covering internal model risk, underwriting, dealing controls and tax risk management. They form part of the Group Governance Manual, which was developed to make a key contribution to the sound system of internal control that we maintain in line with the UK Corporate Governance Code and the Hong Kong Code on Corporate Governance Practices. Group Head Office and business units must confirm that they have implemented the necessary controls to evidence compliance with the Group Governance Manual on an annual basis.

(v)	Risk standards

The Group-wide Operating Standards provide supporting detail to the higher level risk policies. In many cases they define the minimum requirements for compliance with Solvency II regulations which in some areas are highly prescriptive. The standards are more detailed than policies.

(b)   Our risk culture

Culture is a strategic priority of the Board who recognise the importance of good culture in the way that we do business. Risk culture is a perspective of broader organisational culture, which shapes the organisation-wide values that we use to prioritise risk management behaviours and practices.

An evaluation of risk culture is part of the Risk Management Framework and in particular seeks to identify evidence that:

(1)	Senior management in business units articulate the need for good risk management as a way to realise long-term value and continuously support this through their actions;
(2)	Employees understand and care about their role in managing risk – they are aware of and openly discuss risk as part of the way they perform their role; and
(3)	Employees invite open discussion on the approach to the management of risk.

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B.	System of Governance

Key aspects of desirable risk behaviour are also communicated through the Code of Conduct and the policies in the Group Governance Manual, including the commitments to the fair treatment of our customers and staff. The approach to the management of risk is also a key part of the evaluation of the remuneration of executives. Risk culture is an evolving topic across the financial services industry and we will be continuing work to evaluate and embed a strong risk culture throughout 2017.

(c)   The risk management cycle

The risk management cycle comprises processes to identify, measure and assess, manage and control, and monitor and report on our risks.

(i)	Risk identification

Group-wide risk identification takes place throughout the year, and includes processes such as our Own Risk and Solvency Assessment (ORSA) and the horizon-scanning performed as part of our emerging risk management process.

On an annual basis, a top-down identification of the Group’s key risks is performed which considers those risks that have the greatest potential to impact the Group’s operating results and financial condition. A bottom-up process of risk identification is performed by the business units who identify, assess and document risks, with appropriate coordination and challenge from the risk functions.

The Group ORSA report pulls together the analysis performed by a number of risk and capital management processes, which are embedded across the Group, and provides quantitative and qualitative assessments of the Group’s risk profile, risk management and solvency needs on a forward-looking basis. The scope of the report covers the full known risk universe of the Group.

In accordance with provision C.2.1 of the UK Code, the Directors have performed a robust assessment of the principal risks facing the Company, through the Group ORSA report and the risk assessments done as part of the business planning review, including how they are managed and mitigated.

Reverse stress testing, which requires us to work backwards from an assumed point of business model failure, is another tool that helps us to identify the key risks and scenarios that may materially impact the Group.

Our emerging risk management process identifies potentially material risks which have a high degree of uncertainty around timing, magnitude and propensity to evolve. The Group holds emerging risk sessions over the year to identify emerging risks which includes input from local subject matter and industry experts. We maintain contacts with thought leaders and peers to benchmark and refine our process.

The risk profile is a key output from the risk identification and risk measurement processes, and is used as a basis for setting Group-wide limits, management information, assessment of solvency needs, and determining appropriate stress and scenario testing. The risk identification processes support the creation of our annual set of key risks, which are then given enhanced management and reporting focus.

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B.	System of Governance

(ii)	Risk measurement and assessment

All identified risks are assessed based on an appropriate methodology for that risk. All quantifiable risks which are material and mitigated by holding capital are modelled in the Group’s internal model, which is used to determine capital requirements under Solvency II and our own economic capital basis. Governance arrangements are in place to support the internal model, including independent validation and process and controls around model changes and limitations.

Economic Capital (ECap) refers to the capital measure that has specifically been developed to reflect management’s view of the economic risks to which the Group is exposed, measured in a consistent way across all business units, taking into account the long-term nature of those risks. Given this, ECap is the Group’s primary risk measure. While ECap is used as a solvency measure, the calibration of ECap does not fully comply with the requirements of the Solvency II Directive and therefore is not used for Pillar 1 regulatory purposes. Through the Risk Identification process, if a risk is determined to be of material or high materiality, then capital will usually be held against that risk. All quantifiable risks which are material and mitigated by holding capital are modelled in the internal model. The internal model is used to calculate both ECap and Solvency II Pillar 1 capital requirements, but adjusted to reflect different methodologies and calibrations.

(iii)	Risk management and control

The control procedures and systems established within the Group are designed to manage reasonably the risk of failing to meet business objectives and are detailed in the Group risk policies. This can of course only provide reasonable and not absolute assurance against material misstatement or loss. They focus on aligning the levels of risk taking with the achievement of business objectives.

The management and control of risks are set out in the Group risk policies, and form part of the holistic risk management approach under the Group’s ORSA. These risk policies define:

(1)	The Group’s risk appetite in respect of material risks, and the framework under which the Group’s exposure to those risks is limited;
(2)	The processes to enable Group senior management to effect the measurement and management of the Group material risk profile in a consistent and coherent way; and
(3)	The flows of management information required to support the measurement and management of the Group material risk profile and to meet the needs of external stakeholders.

The methods and risk management tools we employ to mitigate each of our major categories of risks are detailed in Section C ‘Risk Profile’.

(iv)	Risk monitoring and reporting

The identification of the Group’s key risks informs the management information received by the Group risk committees and the Board. Risk reporting of key exposures against appetite is also included, as well as ongoing developments in other key and emerging risks.

B.3.2 Risk function

The Group’s risk governance arrangements, which support the Board, the Risk Committee and the Audit Committee, are based on the principles of the ‘three lines of defence’ model: risk taking and management, risk control and oversight, and independent assurance.

Within the three lines of defence model, the Risk function is structurally independent of the First Line and is responsible for risk control and oversight. While the First Line has responsibility for risk taking which is managed within clear parameters, the Risk function assists the Board to formulate, and then implement, the approved Risk Appetite and Limit Framework, risk management plans, risk policies, risk reporting and risk identification processes. The Risk function also reviews and assesses the risk taking activities of the First Line, where appropriate, challenging the actions being taken to manage and control risks and approving any significant changes to the controls.

Broadly the Risk function has the following responsibilities:

—

Coordinating identification and assessment of key risks to establish the risk profile used as a basis for setting qualitative risk appetite statements and quantitative limits, management information received by the risk committees and the Board, assessment of solvency needs and determining appropriate stress and scenario testing;

—	Providing overall coordination and control of the effectiveness and efficiency of risk management processes and systems;
—	Supporting the Board and management in embedding and maintaining a supportive culture in relation to risk management;
—

In terms of the design and implementation of the internal model, Risk delegates operational and development aspects to the Actuarial function, particularly with respect to the risk modelling, methodology and assumptions underlying the

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B.	System of Governance

solvency calculation. Through oversight and the internal model validation process, Risk ensures that the development of the internal model is within the framework of model governance and remains fit for purpose;

—	Reporting on material exposures against risk appetite which also includes ongoing developments in Group’s top and emerging risks;
—	Providing input and review of public and regulatory disclosures, such as the annual Solvency and Financial Condition Report (‘SFCR’);

—

Performing and documenting Own Risk and Solvency Assessment (‘ORSA’), undertaking stress and scenario testing including Reverse Stress Testing and informing key areas of risk based decision making; and

—	Considering material findings from regulatory reviews and interactions with regulators which impact on risk governance or risk management processes.

In order to fulfil these responsibilities, Risk often liaises with other functions (eg Actuarial and Compliance) to provide technical expertise or advice throughout the risk management cycle.

B.3.3 Internal model

The Solvency II internal model is a key risk management tool and refers to the systems and processes used to identify, monitor and quantify risks for the purpose of calculating the Solvency II capital requirement and management’s own assessment of economic capital (ECap) requirements.

Scope of the internal model

For calculating Group Solvency Capital Requirement (SCR), Prudential adopts a combination of the following two methods:

—	Method 1: the accounting consolidation method; and
—	Method 2: the deduction and aggregation method.

Method 1 applies to all related undertakings of the Group (except for the US insurance undertakings discussed below). These undertakings include:

—	The insurance and reinsurance undertakings in the UK and Asia, for which the assets and liabilities are valued on a Solvency II basis; and
—	Asset managers and unregulated entities, valued using sectoral rules and notional sectoral rules respectively.

Method 2 is applied to the US insurance undertakings including: Brooke Life Insurance Company, Jackson National Life Insurance Company and Jackson National Life Insurance Company of New York. For these entities the Solvency II surplus is valued under the US local Risk Based Capital regime, on the basis of the US provisional equivalence.

Internal model governance and controls

The plc Board is responsible for the governance and oversight of the internal model supported by the Group Risk Committee , Group Executive Risk Committee and Senior Management.

The duties of the Group Risk Committee include:

—	Annually reviewing the overall effectiveness of the internal model;
—	Reviewing and approving the overall methodology and key assumptions used in the internal model for determining economic and regulatory capital requirements for the Group; and
—	Reviewing the appropriateness of any proposed major change in the internal model, and making recommendations to the Board as required.

The Group Executive Risk Committee has responsibility to monitor the development, implementation and maintenance of the internal model and review the appropriateness of any changes and developments, including validating their accuracy, dependability and consistency across the Group.

The Group Executive Risk Committee has established two related sub-committees:

—

Technical Actuarial Committee: The Technical Actuarial Committee is responsible for setting the methodology and assumptions for valuing Prudential’s assets, liabilities and capital requirements under Solvency II and the Group’s internal economic capital basis; and

—

Solvency II Technical Oversight Committee: The Solvency II Technical Oversight Committee is responsible for the overall governance and oversight of the Group-wide Solvency II internal model. Its key objectives are to ensure that the internal model remains compliant with regulatory requirements, operates effectively and is appropriate for use across the Group.

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B.	System of Governance

Equivalent committees to the Technical Actuarial Committee and the Solvency II Technical Oversight Committee are in place within UK & Europe and Prudential Corporation Asia to provide appropriate oversight around the internal model at business unit level, with direct reporting and escalation in place between Group and business unit committees where required.

Material changes to the internal model governance

The model change policy was approved by the PRA during the IMAP Submission. There have been no other material changes to the internal model governance during the reporting period.

Validation process

As noted above the Solvency II Technical Oversight Committee’s key objectives are to ensure that the internal model remains compliant with regulatory requirements, operates effectively and is appropriate for use. This includes coordinating and performing detailed oversight of the validation of the internal model and overseeing change of the internal model on behalf of the Group Executive Risk Committee.

The Group Risk Model Oversight Function performs the validation activities that provide independent assurance to the Group Risk Committee and the Board that the internal model appropriately reflects the Group’s risk profile and in areas where there are shortcomings of the modelling, understand their impacts. It also considers whether the internal model is fit for purpose for use in risk management and decision making, appropriately calculates the solvency capital requirements, is appropriate, robust, stable and operates effectively and can be relied upon at all times.

B.3.4 Own Risk and Solvency Assessment (ORSA)

The Group defines the Own Risk and Solvency Assessment (ORSA) as the ongoing process of identifying, assessing, controlling, monitoring and reporting the risks to which the business is exposed, and of assessing the own funds necessary to ensure that the Group’s solvency needs are met at all times. The Group Risk Appetite and limits are the key controls that apply on the current and future risk profile, as a result of the Group’s strategy and business plan, and ensure that the Group complies with its solvency requirements on a continuous basis under a reasonable range of scenarios. This process is documented and evidenced through an ORSA Report. The ORSA is performed at least annually, and more frequently if there is a significant change in the Group’s risk profile following any internal actions or a change in the external environment.

The Group ORSA Report combines the analysis performed by and the outcomes of the ongoing risk and capital management processes that are embedded across the Group and which have usually been reviewed by various Committees and, where relevant, the plc Board. It provides a quantitative and qualitative assessment of the Group’s risk profile and solvency needs on a forward looking basis incorporating the Group’s strategy and business plan.

The scope of the Group ORSA report covers all the known risks of the Group.

The table below sets out the roles of the ORSA stakeholders in the production of the ORSA report.

Stakeholder	Roles
Prudential plc Board	Approving the Group ORSA report
Group Risk Committee	Advising the plc Board on the review of the Group ORSA report
Group Executive Risk Committee	Reviewing the ORSA report; ahead of the GRC
Group Chief Risk Officer	Ownership of the Group ORSA report

The Group’s risk management system is designed to ensure adequate protection of policyholder and other stakeholder interests. Within this risk management system, the Group holds capital with the objective of ensuring that the aggregate risk of not being able to meet liabilities as they fall due is kept to an acceptably low level.

To meet this objective, the Group calculates capital requirements on a number of different bases including regulatory and internal bases, and has set out risk appetite relating to a number of these measures. The Group’s key capital metrics are ECap and Solvency II. Local solvency requirements of the statutory entities are monitored at the Group, as they are key drivers of remittance and capital flows between business units and the parent company.

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B.	System of Governance

B.4        Internal control system

B.4.1 Overview

A strong governance framework supports of the Group Code of Business Conduct. At the heart of the framework sits the Group Governance Manual, which explains our approach to governance and defines our internal control processes and procedures, delegated authorities and establishes the requirements for subsidiaries to seek approvals from or report to Group functions.

Group-wide standards are established through policies and other governance arrangements, which are also included in the Group Governance Manual.

Internal controls and processes, based on the provisions established in the manual, are in place across the Group. These include controls for the preparation of financial reporting. The operation of these controls and processes facilitates the preparation of reliable financial reporting and the preparation of local and consolidated financial statements in accordance with the applicable accounting standards and requirements of the Sarbanes-Oxley Act. These controls include certifications by the Chief Executive and Chief Financial Officer of each business unit regarding the accuracy of information provided for use in preparation of the Group’s consolidated financial reporting and the assurance work carried out in respect of US reporting requirements.

The Board has delegated authority to the Audit Committee to review the framework and effectiveness of the Group’s systems of internal control. The Audit Committee is supported in this responsibility by Group Risk’s annual assessment of risk management and internal control and the assurance work carried out by Group-wide Internal Audit and the work of the business unit audit committees, which oversee the effectiveness of controls in each respective business unit.

Formal review and effectiveness of controls

A formal evaluation of the systems of internal control and risk management is carried out at least annually. The report is considered by the Audit Committee and Risk Committee prior to the Board reaching a conclusion on the effectiveness of the systems in place. This evaluation takes place prior to the publication of the Annual Report.

In accordance with provision C.2.3 of the UK Corporate Governance Code and provision C.2.1 of the Hong Kong Corporate Governance Code, the Board reviewed the effectiveness and performance of the system of risk management and internal control during 2016. For the purposes of the effectiveness review, the Group has followed the Financial Reporting Council Guidance on Risk Management, Internal Control and Related Financial and Business Reporting. In line with this guidance, the certification provided as part of the effectiveness review does not apply to certain material joint ventures where the Group does not exercise full management control. In these cases, the Group satisfies itself that suitable governance and risk management arrangements are in place to protect the Group’s interests. However, the relevant Group company which is party to the joint venture must, in respect of any services it provides in support of the joint venture, comply with the requirements of the Group’s internal governance framework.

This review covered all material controls, including financial, operational and compliance controls, risk management systems and the adequacy of the resources, qualifications and experience of staff of the Group’s accounting, internal audit and financial reporting functions. The review identified a number of areas for improvement and the necessary actions have been or are being taken.

The Board confirms that there is an ongoing process for identifying, evaluating and managing the significant risks faced by the Group, which has been in place throughout 2016, and confirms that the system remains effective.

B.4.2 Compliance function

Overview

The roles and responsibilities of Prudential’s compliance functions are outlined in the Group Compliance Policy (within the Group Governance Manual), which requires all business units to maintain appropriate compliance arrangements. The Policy requires all business units to include the following activities within the role and responsibilities of their compliance functions:

—	Advising and guiding the business unit management and appropriate governance committees on compliance with all applicable laws, regulations and administrative provisions;
—	Advising and guiding the business unit management and appropriate governance committees on legal and regulatory change, including the likely impact on the business unit;
—	Coordinating business unit regulatory compliance risk identification and assessments;
—	Advising on the design of policies, procedures, systems and controls to promote compliance within the business;
—	Advising on compliance training;
—	Risk-based oversight, monitoring and review of business unit regulatory compliance arrangements; and
—	Reporting regulatory compliance matters, regulatory compliance risk and regulatory change.

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B.	System of Governance

Under the Policy, a ‘compliance function’ may be any department which provides such ‘second line’ oversight in respect of specific regulatory compliance risks. Prudential’s compliance functions assist management in identifying, assessing and reporting on regulatory compliance risks and the development of compliance plans.

Management information and reporting

The Group Compliance Policy provides for three types of management information:

(i)	Regular compliance reporting: business units provide Group Compliance with the following:
—	Annual attestation of compliance with Group Compliance Policy;
—	Business unit Compliance Plan on annual basis;
—	Quarterly reporting on progress and updates to the plan; and
—	Monthly reporting which includes at a minimum significant communications with regulators.
(ii)	Ad-hoc reporting of issues raised by regulators, Board Committees or Executive management; and
(iii)

Escalation of significant incidents or issues including material compliance events which could have a significant impact to the business unit or potentially impact the Group’s relationship with its lead UK regulators.

B.5	Internal audit function

(a)	How the undertaking’s internal audit function is implemented

The work of Group-wide Internal Audit is part of the overall Internal Control Framework of the Prudential Group in that it operates as a ‘third-line of defence’ in providing independent and objective internal control assurance.

Group-wide Internal Audit’s primary objective is to assist the Board, Group Executive Committee, Group Audit Committee and Group Risk Committee in protecting the assets, reputation and sustainability of the organisation through the assessment and reporting of the overall effectiveness of risk management, control and governance processes across the Group; and by appropriately challenging Executive Management to improve the effectiveness of those processes.

The audit department is led by the Group-wide Internal Audit Director, who is accountable to the Group Audit Committee through a functional reporting line to the Chair of the Committee and, for management purposes, to the Group Chief Executive Officer. In accordance with the Group-wide Internal Audit internal audit policy (‘the Charter’), each of the Group’s business units has an internal audit team, the heads of which report to the Group-wide Internal Audit Director. The function also has a Quality Assurance Director, whose primary role is to monitor and evaluate adherence to industry practice guidelines and Group-wide Internal Audit’s own standards and methodology. Internal audit resources, plans, budgets and its work are overseen by both the Group Audit Committee and the relevant Business Unit Audit Committee.

Group-wide Internal Audit activity is not restricted in scope in any way and Group-wide Internal Audit is empowered by the Group Audit Committee to audit all parts of the Prudential Group and has full access to any of the organisation’s records, physical properties and personnel. All employees are required to assist Group-wide Internal Audit in fulfilling its roles and responsibilities.

The Group-wide Internal Audit Director submits an annual audit plan to the Group Audit Committee for review and approval. Individual business unit audit plans are also agreed with the relevant business unit Audit Committee. The annual audit plan is based on prioritisation of the identified ‘audit universe’ using an ‘audit needs’ risk-based methodology, incorporating input from Group and business unit stakeholders and is subject to ongoing review.

Group-wide Internal Audit adheres to the Institute of Internal Auditors requirements as set out in the Institute of Internal Auditors’ ‘Code of Ethics’ and ‘International Standards for the Professional Practice of Internal Auditing’, and the Chartered Institute of Internal Auditor’s revised guidance, ‘Effective Internal Audit in the Financial Services Sector’.

Group-wide Internal Audit adheres to the requirements for internal audit functions set out in the Solvency II Directive 2009/138/EC (Level 1 text) Article 47 and Delegated Regulation (EU) 2015/35 (Level 2 text) Article 271.

Group-wide Internal Audit adheres to the requirements of the Senior Insurance Managers Regime and the Group’s Fit and Proper Policy.

(b)	How the undertaking’s internal audit function maintains its independence and objectivity from the activities it reviews

Group-wide Internal Audit maintains its independence and objectivity in the discharge of its responsibilities, and appropriate reporting lines are in place to support this goal:

—

The audit department is led by the Group-wide Internal Audit Director, who is accountable to the Group Audit Committee through a functional reporting line to the Chair of the Committee and, for management purposes, reports to the Group Chief Executive Officer. The Group-wide Internal Audit Director also has direct access to the Chairman of the Board;

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B.	System of Governance

—

The Group-wide Internal Audit Director reports audit related matters to the Group Audit Committee and communicates directly with the Group Audit Committee through attendance at its meetings, as well as attending those of each business unit Audit Committee;

—

The Group-wide Internal Audit Director, in consultation with the Group Chief Executive Officer, is empowered to attend and observe all or part of Group Executive Committee meetings and any other key management decision making committees and activities, as appropriate;

—

In accordance with the Group-wide Internal Audit Charter, each of the Group’s business units has an internal audit team, the heads of which report to the Group-wide Internal Audit Director as functional head, while recognising local legislation or regulation, as appropriate. The Group-wide Internal Audit Director will consider the independence, objectivity and tenure of the Audit Directors when performing their appraisals;

—

The function also has an autonomous Quality Assurance Director, whose primary role is to monitor and evaluate adherence to industry practice guidelines and Group-wide Internal Audit’s own standards and methodology;

—

The assessment of the adequacy and effectiveness of the Risk Management, Compliance and Finance functions is within the scope of Group-wide Internal Audit and, as such, Group-wide Internal Audit is independent of these functions and is neither responsible for nor part of them;

—

Group-wide Internal Audit staff are expected to exhibit the highest level of professional objectivity in carrying out their duties; must make a balanced assessment of all relevant circumstances; remain impartial; and seek to avoid any professional or personal conflict of interest; and

—

Group-wide Internal Audit has a Conflicts of Interest Policy. Potential conflicts are recorded and monitored by the Group-wide Internal Audit Quality Assurance Director, including a quarterly review of reported conflicts to assess appropriate management oversight. Where deemed necessary, the Quality Assurance team reviews audits where a potential conflict has been identified to ensure conformance with Group-wide Internal Audit policy.

B.6	Actuarial function

Prudential’s Group Actuarial function is responsible for the activities set out in Article 48 of the Solvency II Directive. Overall responsibility for these activities rests with the Director of Group Actuarial. These functional responsibilities are carried out locally by the UK Chief Actuary (who is the UK Actuarial Function Holder), the Prudential Corporation Asia Chief Actuary and Prudential Corporation Asia Regional Director Actuarial, and the Jackson Chief Actuary. The Group Technical Actuarial Committee, which is a sub-committee of the Group Executive Risk Committee, is the management governance body for reviewing the activities undertaken by the Group Actuarial function.

An annual report on the activities undertaken by the Group Actuarial function is provided to the Group Audit Committee. The report includes details of any deficiencies identified and recommendations as to how such deficiencies should be remedied.

The key activities undertaken by the Group Actuarial function are summarised below.

Coordination and oversight of the calculation of technical provisions

The Group Actuarial function applies a range of methods to gain comfort that the calculations of technical provisions are reliable and adequate on an ongoing basis, including: maintenance of Group-wide policies and standards requiring business unit attestations, Group and business unit review of methodologies and assumptions and business unit review of data and models.

An annual report on the reliability and adequacy of the calculation of Solvency II technical provisions is provided to the Group Risk Committee to support their review of the Group’s annual Quantitative Reporting Templates.

Under US equivalence for Solvency II, Jackson’s regulatory available capital and Risk Based Capital are reflected in the Group’s consolidated Solvency II results. Within Jackson’s regulatory available capital, the statutory liabilities are valued in line with local regulatory requirements (rather than Solvency II requirements) and are signed off by the Jackson Appointed Actuary as required by US regulations. Jackson’s liabilities are therefore not part of the Group’s Solvency II technical provisions and are not within the scope of the Group Actuarial Function’s oversight activities under Article 48 of the Solvency II Directive.

Opinions on the overall underwriting policy and the adequacy of reinsurance arrangements

Annual opinions on the Group underwriting policy and the adequacy of reinsurance arrangements are provided to the Group Executive Risk Committee, with any material issues escalated to the Group Risk Committee. These opinions are based on reviews of Group policies governing underwriting, supported by business unit actuarial opinions on the appropriateness of local underwriting policies and the adequacy of reinsurance within the business units.

Contribution to the effective implementation of the risk management system

The Group Actuarial function develops and maintains the Group’s Solvency II internal model, and the related risk modelling calibrations, within Group Risk’s governance framework. This work also includes development and maintenance of the Group’s multi-term economic capital model, in line with Group Risk’s requirements. Oversight of this activity is provided by the Group Executive Risk Committee and the Group Risk Committee.

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B.	System of Governance

Other activities

In addition to fulfilling the tasks of the Actuarial function at Group level, Group Actuarial supports the Group Audit Committee in its responsibilities with respect to external financial reporting and provides group-wide actuarial oversight of the methodologies and best estimate assumptions used for IFRS and European Embedded Value (EEV) reporting.

B.7	Outsourcing

B.7.1 Description of the Group outsourcing and third-party supply policy

The Group is committed to making sure we have a robust, well managed outsourced and third-party supplier network.

‘Third-Party Management’ is embedded within our Group Risk Framework. It forms part of the Group’s Operational Risk Categorisation and a qualitative operational risk appetite statement for ‘Third-Party Management’ has been developed. Underpinning the appetite statement, Limits and Triggers exist which are monitored regularly by business units and Group.

Additionally, the Group has established requirements for the management of outsourcing and third-party supply arrangements through a Group Outsourcing and Third-Party Supply policy. The policy is well established and has objectives to:

—	Provide a consistent Group-wide definition of third-party supply, outsourcing, and intra-group outsourcing, and provide clarification of what may be considered ‘critical’;
—	Summarise the Group’s due diligence/selection criteria for critical outsource and third-party supply arrangements;
—	Define the minimum contractual requirements for outsourcing and third-party supply arrangements and critical outsourcing and third-party supply arrangements;
—

Describe the management and monitoring requirements for critical outsourcing and third-party supply arrangements, including the required governance structures, associated roles and responsibilities; and

—

Define reporting and escalation principles at business unit and Group levels for critical outsourcing and third-party supply arrangements, including the notification requirements to the Supervisory Authority under Solvency II.

Business units may also adopt their own supporting policies and reporting procedures (which must be consistent with the Group policy) to ensure prudent risk management practices under local regulations.

As part of the Group’s minimum policy standards, all business units are expected to take into consideration local legislation, including (where relevant) the requirements of the UK Modern Slavery Act and consideration of the United Nations Universal Declaration of Human Rights.

Our businesses (and their respective procurement teams) are expected to undertake due diligence before engaging a new supplier. For a possible critical outsource and third-party supply arrangement, this would include an assessment of the risks of the supplier breaching the United Nations Universal Declaration of Human Rights. Once approved, the relationship with such suppliers is then actively managed, at the appropriate level, through combinations of ongoing due diligence, review meetings, annual attestations given by the suppliers and, if required, audits conducted on the relevant supplier.

B.7.2 Group’s profile of critical or important operational functions or activities

Across the Group, the most common category of critical suppliers and outsourcing arrangements are generally for ‘support services and administration’ which broadly cover activities such as, but not limited to, human resources, data management, employee healthcare services, general office and customer services. This is followed closely by ‘finance and investments’ which is mainly comprised of fund administration, banking facilities such as payments and custodian services. Technology and Infrastructure (property and network) contribute to the remaining portion of outsourcing arrangements.

The tables shown below, which are from the perspective of the business unit engaged in outsourcing, shows the types of outsourcing taking place across the Group (including intra-group arrangements) and the jurisdiction of service providers.

Table 1. Types of outsourcing across the Group by business unit

	Asia Operations	Group Head Office	M&G	UK insurance operations	US operations

Finance & Investments	●	●	●	●	●

Infrastructure	●		●

Support Services & Administration	●	●	●	●	●

Technology	●	●	●	●	●

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B.	System of Governance

Table 2. Types of intra-group outsourcing across the Group by business unit

		Asia Operations	Group Head Office	M&G	UK insurance operations	US operations

Finance & Investments		●	●	●	●	●

Infrastructure				●	●

Support Services & Administration		●		●	●	●

Technology		●	●	●	●	●

The majority of intra-group outsourcing relates to ‘finance and investments’ services, mainly comprised of fund/mandate administration where the Group utilises the capability of its internal asset managers. ‘Support services and administration’ forms the second largest category, with services provided across many of our Group entities. This is followed by ‘technology’ where business units utilise our internal technology services businesses in the UK and US, and entities in Asia locally; and lastly, ‘infrastructure’ services are provided by Group Corporate Property.

Table 3. Jurisdiction of non-local service providers by type of outsourcing and business unit

		Asia	Australia	EU	South Africa	US

Finance & Investments	Asia Operations	●	●	●	●	●
Support Services & Administration		●	●	●		●
Technology		●

Support Services & Administration	UK insurance operations	●

B.8	Any other information

Information on the Group’s assessment of the effectiveness of systems of internal control and risk management is provided in Section B.4.1 above.

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C.	Risk Profile

C.	Risk Profile

(Unaudited)

The Group uses an Economic Capital (ECap) metric that has specifically been developed to reflect management’s view of the economic risks to which the Group is exposed and the capital required to support those risks. This is the risk metric used to assess risks consistently across the Group.

The calibration of the ECap metric, however, does not fully comply with the requirements of the Solvency II Directive and therefore is not used for Pillar 1 regulatory purposes. The Solvency II Pillar 1 Solvency Capital Requirement (SCR) is a risk-based measure calculated using the Group’s internal model that reflects the specifics of the Group’s businesses and risks, and is calibrated to the rules and requirements of the Solvency II Directive. The PRA has also approved the use of a Deduction and Aggregation method as set out in Article 233 of the Solvency II Directive to incorporate the Group’s US insurance entities, which are included at 150 per cent of the US Risk Based Capital Company Action Level in the calculation of the Group SCR. The economic capital requirements and SCR provide an assessment of the risk profile of the Group and its business units.

The most material differences between Prudential’s ECap metric and the Pillar 1 SCR are set out below.

—

Treatment of with-profits funds: Prudential’s SCR is considered on a consolidated basis, incorporating both shareholder and policyholder fund capital requirements whereas the ECap metric is only considered from a shareholder perspective allowing for the economic interest in the policyholder funds;

—

Multi-term risk modelling: Under Solvency II Pillar 1, the SCR allows for an assessment of risk over a single-year time horizon. Prudential’s internal view is that many risks (eg longevity risk, credit risk, etc) are more appropriately considered over a longer time period and this view is reflected in the multi-term ECap calibration approach;

—

Treatment of Jackson: Capital required in respect of the Group’s US insurance entities is approved for inclusion in the SCR using the Deduction and Aggregation method with no allowance for diversification of risks with Prudential’s other business units. Under the ECap metric, the US insurance entities are assessed under Prudential’s economic capital model which allows for interaction/diversification across all business units;

—

Treatment of the Risk Margin: The ECap metric uses an alternative cost of capital for calculating the risk margin. Under the ECap metric a risk margin is held only for risks which are subject to a single-year time horizon;

—

Liability discount rate: The ECap metric uses an economic ‘liquidity premium’ addition to the discount rate for certain liabilities. This differs from the regulatory ‘matching adjustment’ and ‘volatility adjustment’ used under Solvency II; and

—

Asia surplus recognition: Compared to Solvency II Pillar 1, ECap uses a more economic definition of contract boundaries and no deductions are made to available capital due to ‘capital transferability’ tests.

While the above changes result in a different assessment of the level of risk between the ECap metric and the SCR, the material categories of risk are unchanged. The risk monitoring/mitigation actions outlined in this document are therefore considered appropriate under both bases.

The chart below shows the undiversified Solvency II SCR by risk category for the Group’s shareholder Solvency II SCR (including US insurance entities) to give an indication of the areas of key risk exposures:

The key risk exposures are discussed in the following sections.

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C.	Risk Profile

The consolidated undiversified Solvency II SCR by risk category (including policyholder but excluding US insurance entities in line with quantitative reporting template S.25.02.02) of the Group is provided in the table in Section E.2.2. The key risk exposures are broadly consistent with that shown above.

C.1        Underwriting risk

Insurance risk makes up a significant proportion of our overall risk exposure. The profitability of our businesses depends on a mix of factors including levels of, and trends in, mortality (policyholders dying), morbidity (policyholders becoming ill) and persistency (customers lapsing their policies), and increases in the costs of claims, including the level of medical expenses increases over and above price inflation (claim inflation).

The key drivers of the Group’s insurance risks are persistency and morbidity risk in the Asia business; and longevity risk in the Jackson and Prudential UK & Europe businesses.

We manage and mitigate our insurance risk using the following:

—	Our insurance and underwriting risk policies;
—	The risk appetite statements, limits and triggers we have in place;
—	Using longevity, morbidity and persistency assumptions that reflect recent experience and expectation of future trends, and industry data and expert judgement where appropriate;
—	We use reinsurance to mitigate longevity and morbidity risks;
—	Morbidity risk is also mitigated by appropriate underwriting when policies are issued and claims are received;
—	Persistency risk is mitigated through the quality of sales processes and with initiatives to increase customer retention;
—	Medical expense inflation risk mitigated through product re-pricing; and
—	Regular deep dive assessments.

Longevity risk is an important element of our insurance risks for which we need to hold a large amount of capital under Solvency II regulations. Longevity reinsurance is a key tool for us in managing our risk. The enhanced pensions freedoms introduced in the UK during 2015 greatly reduced the demand for retail annuities and further liberalisation is anticipated. Although we have scaled down our participation in the annuity market by reducing new business acquisition, given our significant annuity portfolio the assumptions we make about future rates of improvement in mortality rates remain key to the measurement of our insurance liabilities and to our assessment of any reinsurance transactions.

We continue to conduct research into longevity risk using both experience from our annuity portfolio and industry data. Although the general consensus in recent years is that people are living longer, there is considerable volatility in year-on-year longevity experience, which is why we need expert judgement in setting our longevity basis.

Our morbidity risk is mitigated by appropriate underwriting when policies are issued and claims are received. Our morbidity assumptions reflect our recent experience and expectation of future trends for each relevant line of business.

In Asia, we write significant volumes of health protection business, and so a key assumption for us is the rate of medical inflation, which is often in excess of general price inflation. There is a risk that the expenses of medical treatment increase more than we expect, so the medical claim cost passed on to us is higher than anticipated. Medical expense inflation risk is best mitigated by retaining the right to re-price our products each year and by having suitable overall claim limits within our policies, either limits per type of claim or in total across a policy.

Our persistency assumptions similarly reflect a combination of recent past experience for each relevant line of business and expert judgement, especially where a lack of relevant and credible experience data exists. Any expected change in future persistency is also reflected in the assumption. Persistency risk is mitigated by appropriate training and sales processes and managed locally post-sale through regular experience monitoring and the identification of common characteristics of business with high lapse rates. Where appropriate, we make allowance for the relationship (either assumed or historically observed) between persistency and investment returns and account for the resulting additional risk. Modelling this dynamic policyholder behaviour is particularly important when assessing the likely take-up rate of options embedded within certain products. The effect of persistency on our financial results can vary but mostly depends on the value of the product features and market conditions.

Special purpose vehicles

There are no special purpose vehicles that fall into the definition under Article 211 of Solvency II Directive.

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C.	Risk Profile

C.2	Market risk

The main drivers of market risk in the Group are:

—	Investment risk (being equity and property risk);
—	Interest rate risk; and
—	Given the geographical diversity of our business, foreign exchange risk.

With respect to investment risk, equity and property risk arises from our holdings of equity and property investments, the prices of which can change depending on market conditions.

The valuation of our assets (particularly the bonds that we invest in) and liabilities are also dependent on market interest rates and exposes us to the risk of those moving in a way that is detrimental for us.

Given our global business, we earn our profits and hold assets in various currencies. The translation of those into our reporting currency exposes us to movements in foreign exchange rates.

Our main investment risk exposure arises from the portion of the profits from the UK with-profits fund to which we are entitled to receive; the value of the future fees from our fee-earning products in our Asia business; and from the asset returns backing Jackson’s variable annuities business.

Our interest rate risk is driven in the UK by our need to match our assets and liabilities; from the guarantees of some non-unit-linked investment products in Asia; and the cost of guarantees in Jackson’s fixed, fixed index and variable annuity business.

The methods that we use to manage and mitigate our market risks include the following:

—	Our market risk policy;
—	Risk appetite statements, limits and triggers that we have in place;
—	The monitoring and oversight of market risks through the regular reporting of management information;
—	Our asset and liability management programmes;
—	Use of derivative programmes, including, for example, interest rate swaps, options and hybrid options for interest rate risk;
—	Regular deep dive assessments; and
—	Use of currency hedging.

Investment risk

In the UK business, our main investment risk arises from the assets held in the with-profits funds. Although this is mainly held by our policyholders, a proportion of the fund’s profit (one tenth) is transferred to us and so our investment exposure relates to the future valuation of that proportion (future transfers). This investment risk is driven mainly by equities in the fund, although there is some risk associated with other investments such as property and bonds. Some hedging to protect from a reduction in the value of these future transfers against falls in equity prices is performed outside the fund using derivatives. The with-profits funds large Solvency II own funds helps to protect against market fluctuations and helps the fund to maintain appropriate solvency levels. The with-profits funds Solvency II own funds are partially protected against falls in equity markets through an active hedging programme within the fund.

In Asia, our shareholder exposure to equity price movements results from unit-linked products, where our fee income is linked to the market value of the funds under management. Further exposure arises from with-profits businesses where bonuses declared are broadly based on historical and current rates of return on equity.

In Jackson, investment risk arises from the assets backing customer policies. In the case of spread-based business, including fixed annuities, these assets are generally bonds, and shareholder exposure comes from the minimum returns needed to meet the guaranteed rates that we offer to policyholders. For our variable annuity business, these assets include both equities and bonds. In this case, the main risk to the shareholder comes from the guaranteed benefits that can be included as part of these products. Our exposure to this kind of situation is reduced by using a derivative hedging programme, as well as through the use of reinsurance to pass on the risk to third-party reinsurers.

Interest rate risk

While long-term interest rates in advanced economies have broadly increased since mid-2016, they remain close to historical lows. Some products that we offer are sensitive to movements in interest rates. We have already taken a number of actions to reduce the risk to the in-force business, as well as re-pricing and restructuring new business offerings in response to these historically low interest rates. Nevertheless, we still retain some sensitivity to interest rate movements.

Interest rate risk arises in our UK business from the need to match cash payments to meet annuity obligations with the cash we

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C.	Risk Profile

receive from our investments. To minimise the impact on our profit, we aim to match the duration (a measure of interest rate sensitivity) of assets and liabilities as closely as possible and the position is monitored regularly. Under the Solvency II regulatory regime, additional interest rate risk results from the way the balance sheet is constructed, such as the requirement for us to include a risk margin. The UK business continually assesses the need for any derivatives in managing its interest rate sensitivity. The with-profits business is exposed to interest rate risk because of underlying guarantees in some of its products. Such risk is largely borne by the with-profits fund itself but shareholder support may be required in extreme circumstances where the fund has insufficient resources to support the risk.

In Asia, our exposure to interest rate risk arises from the guarantees of some non-unit-linked investment products. This exposure exists because it may not be possible to hold assets which will provide cash payments to us which match exactly those payments we in turn need to make to policyholders – this is known as an asset and liability mismatch and although it is small and appropriately managed, it cannot be eliminated.

Jackson is exposed to interest rate risk in its fixed, fixed index and variable annuity books. Movements in interest rates can impact on the cost of guarantees in these products, in particular the cost of guarantees may increase when interest rates fall. We actively monitor the level of sales of variable annuity products with guaranteed living benefits, and together with the risk limits we have in place this helps us to ensure that we are comfortable with the interest rate and market risks we incur as a result. The Jackson hedging programme in place includes hybrid derivatives to protect us from a combined fall in interest rates and equity markets since Jackson is exposed to the combination of these market movements.

Foreign exchange risk

The geographical diversity of our businesses means that we have some exposure to the risk of exchange rate fluctuations. Our operations in the US and Asia, which represent a large proportion of our operating profit and shareholders’ funds, generally write policies and invest in assets in local currencies. Although this limits the effect of exchange rate movements on local operating results, it can lead to fluctuations in our Group financial statements when results are reported in UK sterling.

We retain revenues locally to support the growth of our business and capital is held in the local currency of the business to meet local regulatory and market requirements. We accept the foreign exchange risk this can produce when reporting our Group balance sheet and income statement. In cases where a surplus arises in an overseas operation which is to be used to support Group capital, or where a significant cash payment is due from an overseas subsidiary to the Group, this foreign exchange exposure is hedged where we believe it is economically favourable to do so. Generally, we do not have appetite for significant direct shareholder exposure to foreign exchange risks in currencies outside local territories, but we do have some controlled appetite for this on fee income and on non-sterling investments within the with-profits fund. Where foreign exchange risk arises outside our appetite, currency borrowings, swaps and other derivatives are used to manage our exposure.

C.3	Credit risk

All of the financial data on the Group’s exposure in this section is provided based on the information as shown in the Group’s IFRS financial statements.

We invest in bonds that provide a regular, fixed amount of interest income (fixed income assets) in order to match the payments we need to make to policyholders. We also enter into reinsurance and derivative contracts with third parties to mitigate various types of risk, as well as holding cash deposits at certain banks. As a result, we are exposed to credit risk and counterparty risk across our business.

Credit risk is the potential for reduction in the value of our investments which results from the perceived level of risk of an investment issuer being unable to meet its obligations (defaulting). Counterparty risk is a type of credit risk and relates to the risk that the counterparty to any contract we enter into being unable to meet their obligations causing us to suffer loss.

We use a number of risk management tools to manage and mitigate this credit risk, including the following:

—	Our credit risk policy;
—	Risk appetite statements and limits that we have defined on issuers, counterparties and the average credit quality of the portfolio;
—	Collateral arrangements we have in place for derivative transactions;
—

The Group Credit Risk Committee’s oversight of credit and counterparty credit risk and sector and/or name-specific reviews. During 2016, it has conducted sector reviews in the banking (UK and Asia) and energy sectors;

—	Regular deep dive assessments; and
—	Close monitoring or restrictions on investments that may be of concern.

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C.	Risk Profile

Debt and loan portfolio

Our UK business is mainly exposed to credit risk on fixed income assets in the shareholder-backed portfolio. At 31 December 2016, this portfolio contained fixed income assets worth £35.6 billion. Credit risk arising from a further £55.2 billion of fixed income assets is largely borne by the with-profits fund, to which the shareholder is not directly exposed although under extreme circumstances shareholder support may be required if the fund is unable to meet payments as they fall due.

The value of our debt portfolio in our Asia business was £36.5 billion at 31 December 2016. The majority (69 per cent) of the portfolio is in unit-linked and with-profits funds and so exposure of the shareholder to this component is minimal. The remaining 31 per cent of the debt portfolio is held to back the shareholder business.

Credit risk also arises in the general account of the Jackson business, where £40.7 billion of fixed income assets are held to support shareholder liabilities including those from our fixed annuities, fixed index annuities and life insurance products.

The shareholder-owned debt and loan portfolio of the Group’s asset management business of £2.4 billion as at 31 December 2016 mostly belongs to our Prudential Capital (PruCap) operations.

Certain sectors have been under pressure during 2016, including the European banking sector. Most of the focus on the latter was around UK banks due to Brexit concerns, Italian banks and certain banks at risk of fines for the mis-selling of mortgage securities leading up to the 2008 financial crisis. We subject these sectors to ongoing monitoring and regular management information reporting to the Group’s risk committees. Certain sectors are also subject to our watch list and early warning indicator monitoring processes.

Further details of the composition and quality of our debt portfolio, and exposure to loans, can be found in the IFRS financial statements.

Group sovereign debt

We also invest in bonds issued by national governments that are traditionally seen as safer investments. This sovereign debt represented 19 per cent or £17.1 billion of the shareholder debt portfolio as at 31 December 2016 (31 December 2015: 17 per cent or £12.8 billion). 4 per cent of this was rated AAA and 92 per cent was considered investment grade (31 December 2015: 94 per cent investment grade). At 31 December 2016, the Group’s shareholder holding in Eurozone sovereign debt1 was £767 million. 75 per cent of this was rated AAA (31 December 2015: 75 per cent rated AAA). We do not have any sovereign debt investments in Greece.

The particular risks associated with holding sovereign debt are detailed further in our disclosures on risk factors.

Bank debt exposure and counterparty credit risk

Our exposure to banks is a key part of our core investment business, as well as being important for the hedging and other activities we undertake to manage our various financial risks. Given the importance of our relationship with our banks, exposure to the sector is a considered a key risk for the Group with an appropriate level of management information provided to the Group’s risk committees and the Board.

Our exposure to derivative counterparty and reinsurance counterparty credit risk is managed using an array of risk management tools, including a comprehensive system of limits.

Where appropriate, we reduce our exposure, buy credit protection or use additional collateral arrangements to manage our levels of counterparty credit risk.

At December 2016, shareholder exposures by rating and sector are shown below:

—	96 per cent of the shareholder portfolio is investment grade rated. In particular, 68 per cent of the portfolio is rated A- and above; and
—	The Group’s shareholder portfolio is well diversified: no individual sector makes up more than 10 per cent of the total portfolio (excluding the financial and sovereign sectors).

1 Excludes Group’s proportionate share in joint ventures/associates and unit-linked assets and holdings of consolidated unit trust and similar funds.

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C.	Risk Profile

C.4	Liquidity risk

C.4.1 Risk exposure and mitigation

Our liquidity risk arises from the need to have sufficient liquid assets to meet policyholder and third-party payments as they fall due. This incorporates the risk arising from funds composed of illiquid assets and results from a mismatch between the liquidity profile of assets and liabilities. Liquidity risk may arise, for example, where external capital is unavailable at sustainable cost, increased liquid assets are required to be held as collateral under derivative transactions or redemption requests are made against Prudential issued illiquid funds.

We have significant internal sources of liquidity, which are sufficient to meet all of our expected cash requirements for at least 12 months from the date the financial statements are approved, without having to resort to external sources of funding. In total, the Group has £2.6 billion of undrawn committed facilities that we can make use of, expiring in 2020. We have access to further liquidity by way of the debt capital markets, and also have in place an unlimited commercial paper programme and have maintained a consistent presence as an issuer in this market for the last decade.

Liquidity uses and sources are assessed at a Group and business unit level under both base case and stressed assumptions. We calculate a Liquidity Coverage Ratio (LCR) under stress scenarios as one measure of our liquidity risk, and this ratio and the liquidity resources available to us are regularly monitored and are assessed to be sufficient.

Our risk management and mitigation of liquidity risk include:

—	Our liquidity risk policy;
—	The risk appetite statements, limits and triggers that we have in place;
—	The monitoring of liquidity risk we perform through regular management information to committees and the Board;
—

Our Liquidity Risk Management Plan, which includes details of the Group Liquidity Risk Framework as well as gap analysis of our liquidity risks and the adequacy of our available liquidity resources under normal and stressed conditions;

—	Regular stress testing;
—	Our established contingency plans and identified sources of liquidity;
—	Our ability to access the money and debt capital markets;
—	Regular deep dive assessments; and
—	The access we enjoy to external sources of finance through committed credit facilities.

C.4.2 Expected profit included in future premiums (EPIFP)

The Group is required to calculate and report the expected profit included in future premiums (EPIFP) in accordance with Article 260 of the Delegated Regulation. This calculation requires an assessment of the impact on insurance technical provisions (excluding the risk margin) if future premiums relating to in-force business were not received, regardless of the legal or contractual rights of policyholders to discontinue their policies. The calculation is carried out at the level of homogeneous risk groups, as defined in Article 35 of the Delegated Regulation. The calculation is not permitted to allow for corresponding impacts the removal of future premiums would have on other items of the Solvency II balance sheet (for example impacts this would have on deferred tax liabilities) or corresponding impacts on the SCR.

At the end of 2016, the EPIFP was £9,088 million for the Group as shown on the attached template S.23.01.22. After allowing for the corresponding impacts on other balance sheet items, the contribution of the EPIFP to Group own funds is estimated to be around £7.6 billion. The SCR allows for risks relating to non-receipt of future premiums, and the SCR for persistency risk (see Section E.2.2) is £5.7 billion. Solvency II recognises EPIFP as high quality (Tier 1) capital, reflecting that future premiums on in-force business are a core part of the valuation of long term insurance contracts, along with the related claims and expenses relating to those future premiums.

C.5	Operational risk

Operational risk is the risk of loss (or unintended gain or profit) arising from inadequate or failed internal processes, personnel and systems, or from external events. This includes employee error, model error, system failures, fraud or some other event which disrupts business processes.

We manage and mitigate our operational risk using the following:

—	Operational risk and outsourcing and third-party supply policies;
—	Corporate insurance programmes to limit the impact of operational risks;
—	Scenario analysis for operational risk capital requirements, which focus on extreme, yet plausible, events;
—	Internal and external review of cyber security capability; and
—	Regular testing of elements of the disaster-recovery plan.

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C.	Risk Profile

An important element of operational risk relates to compliance with changing regulatory requirements. The high rate of global regulatory change, in an already complex regulatory landscape, increases the risk of non-compliance due to a failure to identify, correctly interpret, implement and/or monitor regulations. Legislative developments over recent years, together with enhanced regulatory oversight and increased capability to issue sanctions, have resulted in a complex regulatory environment that may lead to breaches of varying magnitude if the Group’s business-as-usual operations are not compliant. As well as prudential regulation, we focus on conduct regulation, including regulations related to anti-money laundering, bribery and corruption, and sales practices. We have a particular focus on these regulations in newer/emerging markets.

The performance of core activities places reliance on the IT infrastructure that supports day-to-day transaction processing. Our IT environment must also be secure and we must address an increasing cyber risk threat as our digital footprint increases – see separate Cyber risk section below. The risk that our IT infrastructure does not meet these requirements is a key area of focus, particularly the risk that legacy IT infrastructure supporting core activities/processes affects business continuity or impacts on business growth.

As well as the above, other key areas of focus within operational risk include:

—	The risk of a significant failure of a third-party outsourcing partner impacting critical services;
—	The risk of trading or transaction errors having a material cost across Group;
—	The risk that errors within models and user-developed applications used by the Group result in incorrect or inappropriate transactions being instructed;
—	Departure of key persons or teams resulting in disruption to current and planned business activities;
—

The risk that key people, processes and systems are unable to operate (thus impacting on the ongoing operation of the business) due to a significant unexpected external event; for example pandemic, terrorist attack, natural disaster or political unrest;

—	The risk that a significant project fails or partially fails to meet its objectives, leading to financial loss; and
—

The risk of inadequate or inappropriate controls, governance structures or communication channels in place to support the desired culture and ensure that the business is managed in line with the core business values, within the established risk appetite and in alignment with external stakeholder expectations.

C.6	Other material risks

C.6.1 ‘Macro’ risks

Some of the risks that we are exposed to are necessarily broad given the external influences which may impact on the Group. These risks include:

—

Global economic conditions. Changes in global economic conditions can impact us directly; for example by leading to poor returns on our investments and increasing the cost of promises we have made to our customers. They can also have an indirect impact; for example economic pressures could lead to decreased savings, reducing the propensity for people to buy our products. Global economic conditions may also impact on regulatory risk for the Group by changing prevailing political attitudes towards regulation.

—

Geopolitical risk. The geopolitical environment is increasingly uncertain with political upheaval in the UK, the US and the Eurozone. Uncertainty in these regions, combined with conflict in the Middle East and increasing tensions in east Asia underline that geopolitical risks are truly global and their potential impacts are wide-ranging; for example through increased regulatory risk. The geopolitical and economic environments are increasingly closely linked, and changes in the political arena may have direct or indirect impacts on our Group.

—

Digital disruption. The emergence of advance technologies such as artificial intelligence and block chain is providing an impetus for companies to rethink their existing operating models and how they interact with their customers. Prudential is embracing the opportunities presented by digitalisation and is closely monitoring any risks which arise.

C.6.2 Global regulatory and political risk

Our risk management and mitigation of regulatory and political risk includes the following:

—	A Risk and Capital Plan that includes considerations of current strategies;
—	Close monitoring and assessment of our business environment and strategic risks;
—	Board strategy sessions that consider risk themes;
—	A Systemic Risk Management Plan that details the Group’s strategy and Risk Management Framework; and
—	A Recovery Plan covering corporate and risk governance for managing risks in a distressed environment, a range of recovery options, and scenarios to assess the effectiveness of these recovery options.

In June 2016, the UK voted to leave the EU. The potential outcome of the negotiations on UK withdrawal and any subsequent negotiations on trade and access to major trading markets, including the single EU market, is currently highly uncertain.

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C.	Risk Profile

The ongoing uncertainty and likelihood of a lengthy negotiation period may increase volatility in the markets where we operate, creating the potential for a general downturn in economic activity and for further or prolonged falls in interest rates in some jurisdictions due to easing of monetary policy and investor sentiment. We have several UK-domiciled operations, including Prudential UK and M&G, and these may be impacted by a UK withdrawal from the EU. However, our diversification by geography, currency, product and distribution should reduce some of the potential impact. Contingency plans were developed ahead of the referendum by business units and operations that may be immediately impacted by a vote to withdraw the UK from the EU, and these plans have been enacted since the referendum result.

The EU’s Solvency II Directive came into effect on 1 January 2016; however, the UK’s vote to leave the EU has the potential to result in changes to future applicability of the regime in the UK. In September 2016, following the Brexit vote, the UK Treasury published terms of reference of its consultation into Solvency II to consider the options for British insurers and to assess the impact of the regime on the competitiveness of the UK insurance industry, the needs of UK consumers and the wider UK business economy. The outcome is likely to be dependent on the overall Brexit agreement reached between the UK and EU. Separately, the European Commission has commenced a review of some elements of the application of the Solvency II legislation with a particular focus on the Solvency Capital Requirement calculated using the standard formula.

National and regional efforts to curb systemic risk and promote financial stability are also underway in certain jurisdictions in which Prudential operates, including the Dodd-Frank Wall Street Reform and Consumer Protection Act in the US, and other European Union legislation related to the financial services industry.

There are a number of ongoing policy initiatives and regulatory developments that are having, and will continue to have, an impact on the way Prudential is supervised. These include addressing Financial Conduct Authority (FCA) reviews, ongoing engagement with the Prudential Regulation Authority (PRA), and the work of the Financial Stability Board (FSB) and standard-setting institutions such as the International Association of Insurance Supervisors (IAIS). Decisions taken by regulators, including those related to solvency requirements and capital allocation may have an impact on our business.

The IAIS’s Global Systematically Important Insurers (G-SII) regime form additional compliance considerations for us. Groups designated as G-SIIs are subject to additional regulatory requirements, including enhanced group-wide supervision, effective resolution planning, development of a Systemic Risk Management Plan, a Recovery Plan and a Liquidity Risk Management Plan. Prudential’s designation as a G-SII was reaffirmed by the IAIS in November 2016, based on the updated methodology published in June 2016. Prudential is monitoring the development and potential impact of the policy measures and is continuing to engage with the PRA on the implications of the policy measures and Prudential’s designation as a G-SII. We continue to engage with the IAIS on developments in capital requirements for groups with G-SII designation.

The IAIS is also developing a Common Framework (ComFrame) which is focused on the supervision of Internationally Active Insurance Groups. ComFrame will establish a set of common principles and standards designed to assist regulators in addressing risks that arise from insurance groups with operations in multiple jurisdictions. As part of this, work is underway to develop a global Insurance Capital Standard that is intended to apply to Internationally Active Insurance Groups. Once the development of the Insurance Capital Standard (ICS) has been concluded, it is intended to replace the Basic Capital Requirement as the minimum group capital requirement for G-SIIs.

A consultation on the ICS was concluded in 2016 and the IAIS intends to publish an interim version of ICS in 2017. Further field testing, consultations and private reporting to group-wide supervisors on the interim version of the ICS are expected over the coming years. It is currently planned to be adopted as part of ComFrame by the IAIS in late 2019.

The IAIS’s Insurance Core Principles, which provide a globally-accepted framework for the supervision of the insurance sector and ComFrame evolution, are expected to create continued development in both prudential and conduct regulations over the next two to three years.

In the US, the Department of Labor proposal in April 2016 to introduce new fiduciary obligations for distributors of investment products to holders of regulated accounts, which could dramatically reshape the distribution of retirement products. Jackson’s strong relationships with distributors, history of product innovation and efficient operations should help mitigate any impacts.

The US National Association of Insurance Commissioners (NAIC) is currently conducting an industry consultation with the aim of reducing the complexity in the variable annuity statutory balance sheet and risk management. Following an industry quantitative impact study, changes have been proposed to the current framework; however, these are considered to be at an early stage of development. Jackson continues to be engaged in the consultation and testing process. The proposal is currently planned to be effective from 2018.

With the new US administration having taken office in January 2017, the potential uncertainty as to the timetable and status of these key US reforms has increased given preliminary indications from Washington. Our preparations to manage the impact of these reforms will continue until further clarification is provided.

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C.	Risk Profile

In Asia, regulatory regimes are developing at different speeds, driven by a combination of global factors and local considerations. New requirements could be introduced in these and other regulatory regimes that challenge legal structures, current sales practices.

C.6.3 Cyber security

Cyber risk is an area of increased scrutiny for global regulators after a number of recent high profile attacks and data losses. The growing maturity and industrialisation of cyber-criminal capability, together with an increasing level of understanding of complex financial transactions by criminal groups, are two reasons why risks to the financial services industry are increasing.

Given this, cyber security is seen as a key risk for the Group. Our current threat assessment is that, while we are not individually viewed as a compelling target for a direct cyber-attack, we are at risk of suffering attacks as a member of the global financial services industry, with potentially significant impact on business continuity, our customer relationship and our brand reputation.

The Board receives periodic updates on cyber risk management throughout the year. The current Group-wide Cyber Risk Management Strategy and the associated group-wide Coordinated Cyber Defence Plan were approved by the Board in 2016.

The Cyber Risk Management Strategy includes three core objectives: to develop a comprehensive situational awareness of our business in cyberspace, to pro-actively engage cyber attackers to minimise harm to our business and to enable the business to grow confidently and safely in cyberspace.

The Cyber Defence Plan consists of a number of work-streams, including developing our ability to deal with incidents; alignment with our digital transformation strategy; and increasing cyber oversight and assurance to the Board.

Protecting our customers remains core to our business, and the successful delivery of the Cyber Defence Plan will reinforce our capabilities to continue doing so in cyberspace as we transition to a digital business.

Group functions work with each of the business units to address cyber risks locally within the national and regional context of each business, following the strategic direction laid out in the Cyber Risk Management Strategy and managed through the execution of the Cyber Defence Plan.

The Group Information Security Committee, which consists of senior executives from each of the businesses and meets on a regular basis, governs the execution of the Cyber Defence Plan and reports on delivery and cyber risks to the Group Executive Risk Committee. Both committees also receive regular operational management information on the performance of controls.

C.7	Any other information

C.7.1 Risk sensitivity

Overview

Stress and scenario testing is embedded in the Group’s Risk Management Framework. It is performed in order to:

—	Assess the Group’s ability to withstand significant deterioration in financial and non-financial conditions;
—	Provide feedback to the decision making process by identifying areas of potential business failure;
—	Demonstrate to external stakeholders that the Group has adequate capital and liquidity levels;
—	Demonstrate that the Group has appropriate and plausible management actions available to cover potential losses incurred during extreme, but plausible events; and
—	To assist in the monitoring of adherence to the Group’s risk appetite.

To evaluate the Group’s resilience to significant deteriorations in market and credit conditions and other shock events, the risks facing the Group as described in the sections above are grouped together into severe but plausible scenarios. For example, in the preparation of the most recent business plan the impacts of scenarios assuming a disorderly transition to a more normalised interest rate environment and an international recession were considered, together with the impact on Group liquidity of a scenario assuming the closure of short-term debt markets for three months. In addition, the Group conducts an annual reverse stress test which gives the Directors an understanding of the maximum resilience of the Group to extremely severe adverse scenarios.

In considering these scenarios the impacts of mitigating management actions designed to maintain or restore key capital, liquidity and solvency metrics to the Group’s approved risk appetite are considered. In the scenarios tested, sufficient actions were available to management to maintain the viability of the Group over the three-year period under assessment.

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C.	Risk Profile

Sensitivity analysis

The estimated sensitivity of the Group shareholder Solvency II capital position is as follows:

Impact of market sensitivities on Group shareholder solvency position at 31 December 2016

Surplus £m
Base Group Shareholder position	12,938
Impact of recalculated transitionals at 31 December 2016	(455)
Disclosed Group Shareholder position in the 2016 Annual Report	12,483
Impact of:
20% instantaneous fall in equity markets	8
40% fall in equity markets(1)	(1,512)
50 basis points reduction in interest rates(2),(3)	(569)
100 basis points increase in interest rates(3)	1,011
100 basis points increase in credit spreads(4)	(1,125)

(1)	Where hedges are dynamic, rebalancing is allowed for by assuming an instantaneous 20 per cent fall followed by a further 20 per cent fall over a four-week period.
(2)	Subject to a floor of zero.
(3)	Allowing for further transitional recalculation after the interest rate stress.
(4)	US Risk Based Capital solvency position included using a stress of 10 times expected credit defaults.

The Group is positioned to withstand significant deteriorations in market conditions and we continue to use market hedges to manage some of this exposure across the Group, where we believe the benefit of the protection outweighs the cost. The sensitivity analysis above allows for predetermined management actions and those taken to date, but does not reflect all possible management actions which could be taken in the future.

The core stress scenarios above are based on external economic stresses that would be outside the control of the Group. These scenarios are simplistic stresses that have been applied consistently over time, allowing year-on-year comparisons of results for individual risk exposures. The interest rate stresses are parallel shifts to the liquid part of the yield curve, with extrapolation back to unstressed EIOPA Ultimate Forward Rates, subject to a floor of zero. The credit spread widening sensitivity allows for corresponding changes in the volatility adjustment when stressing own funds, where relevant. The credit spread widening sensitivity of +100bps is for ‘A’ rated corporate bond assets, with stresses for other ratings (and other credit asset classes) set to higher or lower levels in line with the relative strength of the SCR capital charges by rating (or asset class), relative to the SCR for ‘A’ rated corporate bonds. These stress scenarios are not linked to specific probabilities of occurrence.

C.7.2 Risk concentration

The Group’s review of significant risk concentration encompasses review of its exposure to various balance sheet asset classes, individual counterparties, group of interconnected individual counterparties, specific geographical areas and industry sectors.

Global Counterparty Limits are in place to limit significant concentration risks arising from various balance sheet asset classes. These asset classes are assigned a notional weighting that has been derived to reflect the relative riskiness of each asset class.

The Group also has in place a process whereby invested credit and counterparty credit risk outside the scope of the Global Counterparty Limits is limited on a single name basis. Under this process, the Group Chief Risk Officer’s approval is required for the undertaking of new or additional exposure greater than predefined thresholds. These thresholds are defined for each of the business units and vary by asset class/counterpart exposure and by credit rating. Timebound exemptions from these thresholds may be approved by the Group Chief Risk Officer based on the merits of the individual cases.

The limits and thresholds are set such that exposure to concentration risk is for the Group is restricted. As shown in Section E, before diversification the SCR requirement for concentration risk is £146 million out of a total of £21,491 million (excluding US insurance entities, which are included in the Group’s solvency position on a Deduction and Aggregation basis).

As of 31 December 2016, the five largest counterparties the Group has exposure to are:

—	United States of America (sovereign debt);
—	United Kingdom of Great Britain and Northern Ireland (sovereign debt);
—	Swiss Reinsurance Company Limited;
—	European Investment Bank; and
—	People’s Republic of China (sovereign debt).

There is no other material risk concentration other than counterparty exposure. The Group continues to closely monitor the potential impacts of Brexit and recent banking reforms on the Group’s counterparty exposure assessment.

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C.	Risk Profile

C.7.3 Prudent person principle

The prudent person principle in the Solvency II Directives (2009/138/EC) sets out the principles that should apply when making investment decisions. In particular, this requires that for all investments, the Group is able to identify, measure, monitor, manage, control and report the risks arising from those investments and take those risks into account in assessing the solvency needs.

This is implemented through the Group Risk Framework and supporting financial risk policies (Market Risk, Credit Risk, Liquidity Risk and Investment policies). Additionally, any operational and outsourcing risks associated with the Group’s investment processes are managed through the Group’s Operational Risk, Group Outsourcing and Third Party Supply and Shareholding Reporting policies.

The Group Risk Framework sets out aggregate qualitative risk appetite statements and the risk policies listed above set out a qualitative risk appetite for individual risk types. Quantitative aggregate limits and specific limits for material exposures to market, credit and liquidity risks are in place to control exposures to these risks. These risks are regularly monitored and reported through management information presented to the Group’s risk committees and locally through business unit risk committees. Group Approved Limits on individual credit and counterparty exposures are also in place to manage concentration and counterparty risks.

The Group Investment Policy sets out the framework for management and oversight of investment performance and investment related risk across the Group. It reinforces the need for the Group’s business units to have appropriate policies and procedures in place that fulfil the requirements of the Group’s risk policies.

The Group Investment Policy is further supported by guidance that clarifies principles in relation to the identification, assessment, quantification and reporting of valuation uncertainty related to the fair value measurement of all assets.

The Independent Price Verification Group-wide Operating Standards set out the minimum operating standards for business units to develop processes to verify the accuracy and independence of market prices or model inputs, incorporating local legislations/regulations/best practices as applicable.

Non-routine and particularly large/strategic transactions must follow a well-established Approvals Committee Recommendation process which forms part of the Group Governance Manual. The objective of this process is to ensure that before any such transaction can take place a full assessment is undertaken of a number of different factors including the impact on the Group’s risk profile and key financial metrics (including Solvency II Pillar I and Economic Capital). Depending on the materiality, these types of transactions may require the Board approval.

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D.	Valuation for Solvency Purposes

D.	Valuation for Solvency Purposes

D.1	Assets

D.1.1 Overview

The 2016 balance sheet under both statutory accounts value basis (IFRS basis) and Solvency II value basis is summarised in the table below:

	31 December 2016 £m
	Statutory accounts value - IFRS	Presentation differences	Ring- fenced funds	Other valuation differences	Solvency II value
		note (a)	note (b)	note (c)
Assets
Goodwill	1,628	-	(153)	(1,475)	-
Deferred acquisition costs and intangible assets	10,807	(8,378)	(81)	(2,348)	-
Deferred tax assets	4,315	(4,001)	(75)	(207)	32
Investments (other than participations)	405,242	(211,079)	(12,191)	-	181,972
Holdings in related undertakings, including participations	1,273	11,433	11,109	(2,711)	21,104
Assets held for index-linked and unit-linked funds	-	40,235	-	134	40,369
Loans and mortgages	15,173	(1,899)	(341)	520	13,453
Reinsurance recoverable	10,051	(5,577)	(75)	(2,538)	1,861
Cash and cash equivalents	10,065	(6,199)	(753)	-	3,113
Other assets[1]	11,944	(7,105)	(2,014)	187	3,012
Total assets	470,498	(192,570)	(4,574)	(8,438)	264,916
Liabilities
Technical provisions	403,313	(168,827)	(148,273)	(86,213)	-
Best Estimate	-	-	134,275	72,072	206,347
Risk margin	-	-	1,054	3,070	4,124
	403,313	(168,827)	(12,944)	(11,071)	210,471
Other Liabilities
Core Structural and other borrowings	6,798	(6,798)	-	-	-
Debts owed to credit institutions	-	4,470	(1,084)	-	3,386
Financial liabilities other than debts owed to credit institutions	-	6,082	(3,568)	145	2,659
Subordinated liabilities not in Basic Own Funds	-	29	-	-	29
Subordinated liabilities in Basic Own Funds	-	5,772	-	574	6,346
Deferred tax liabilities	5,370	(2,788)	(721)	947	2,808
Other liabilities[2]	40,350	(30,510)	(366)	381	9,855
Total liabilities	455,831	(192,570)	(18,683)	(9,024)	235,554
Excess of assets over liabilities	14,667	-	14,109	586	29,362
[1]

Other assets includes Property, plant and equipment held for own use, Pension benefit surplus, Insurance and intermediary receivables, Reinsurance receivables, Receivables (trade, not insurance), Own shares and Other assets.

[2]

Other liabilities includes Provisions other than technical provisions, Pension benefit obligations, Derivatives liabilities, Deposits from reinsurers, Insurance and intermediaries payables, Reinsurance payables, Payables (trade, not insurance) and Contingent liabilities.

Notes

(a)	Presentation differences represent movements between line items with no overall impact on own funds. The main items relate to:

–	Assets held by the unit-linked funds are presented together in a single line on the Solvency II balance sheet rather than within each individual asset/liability category;
–

Insurance entities, which are managed by one of the Group consolidated entities together with an external party/parties and where each party’s responsibility is limited to the share of the capital they hold, are proportionally consolidated on a line-by-line basis rather than net assets being shown as a single line in the IFRS balance sheet;

–

The US insurance sub-group (headed by Brooke Life Insurance Company), the Group’s asset managers and OEICs and unit trusts that are consolidated under IFRS are presented in the Solvency II balance sheet as single line ‘Holdings in related undertakings, including participations’, rather than being consolidated on a line-by-line basis; and

–

Held for sale Korea life business, which is presented on the IFRS balance sheet as a single line held for sale assets and a single line held for sale liabilities. As there is no held for sale concept under Solvency II, the balances of this business is presented within each individual asset/liability category.

–

Under IFRS, cash and cash equivalents consist of cash at bank and in hand, deposits held at call with banks, treasury bills and other short-term highly liquid investments with less than 90 days maturity from the date of acquisition. Under Solvency II, cash and cash equivalents comprise only cash at bank and in hand. The other cash equivalents under IFRS are reclassified to the other relevant asset categories.

(b)

The adjustments in the Ring-fenced funds column represent the impact on the balance sheet of changes in value and presentation of the policyholder assets and liabilities before any restrictions are applied. For IFRS purposes although the individual assets and liabilities

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D.	Valuation for Solvency Purposes

are valued, the overall impact of ring-fenced funds on IFRS shareholders’ funds is not significant in comparison to the size of the excess assets over liabilities of £14,109 million. This represents the excess of assets over liabilities on a Solvency II basis before any restrictions are applied and includes the amount attributable to shareholders for the value of future shareholder transfers from the with-profits business.

(c)

Other valuation differences primarily represent the changes to the excess of assets over liabilities between IFRS and Solvency II. These are analysed within the reconciliation set out within Section E.1.4.

D.1.2 Valuation of assets

D.1.2.1 Determination of fair value

Within the Solvency II balance sheet, assets are valued using valuation methods that are consistent with the valuation approach set out in the Solvency II Directive. The overall principle when valuing assets and liabilities under Solvency II is to use a fair value, as set out in Article 75 of the Directive. There have been no changes to the recognition and/or valuation basis of assets and other non-insurance liabilities in the Solvency II balance sheet during the year.

These valuation principles have been consistently applied to the Group’s insurance undertakings, insurance holding companies and ancillary services companies, with the exception of the US insurance group which is deemed an equivalent country and hence a local statutory basis is applied. The Group’s asset managers and non-regulated entities carrying out financial activities are financial institutions are hence valued on a local sectoral basis or notional sectoral basis, respectively. All other entities are generally incorporated using the adjusted equity method, with the entity’s individual assets and liabilities measured using Solvency II valuation principles.

When valuing assets and liabilities in accordance with Solvency II, the fair valuation hierarchy set out below is followed, which is consistent with the fair value measurement hierarchy as applied under IFRS:

(a) Quoted market prices in active markets for the same assets or liabilities.

As the default valuation method, assets and liabilities are valued using quoted market prices in active markets for the same assets or liabilities, where available.

The investments of the Group which are valued using this method include exchange listed equities, collective investment undertakings with quoted prices, exchange traded derivatives such as futures and options, and national government bonds unless there is evidence that trading in a given instrument is so infrequent that the market could not possibly be considered active.

(b) Valuation methods using quoted market prices for similar assets and liabilities with adjustments to reflect differences or using inputs that are observable in the market

Where quoted market prices in active markets for the same assets or liabilities are not available, the Group applies either of the following two valuation methods on a case by case basis:

—

Using quoted market prices in active markets for similar assets and liabilities with adjustments to reflect factors specific to the asset or liability such as condition or volume or level of activity in the markets; or

—	Using an alternative valuation method with the significant inputs that are observable for the asset directly (ie as prices) or indirectly (ie derived from prices).

The majority of the assets of the Group that are valued using these valuation methods are corporate bonds, collateralised securities and other non-national government bonds, together with over-the-counter derivatives such as forward exchange contracts and non-quoted collective investment undertakings.

These assets, in line with market practice, are generally valued using independent pricing services or third-party broker quotes. These valuations are determined using independent external quotations from multiple sources and are subject to a number of monitoring controls, such as monthly price variances, stale price reviews and variance analysis on prices achieved on subsequent trades.

Pricing services, where available, are used to obtain the third-party broker quotes. Where pricing services providers are used, a single valuation is obtained and applied.

When prices are not available from pricing services, quotes are sourced directly from brokers. Prudential seeks to obtain a number of quotes from different brokers so as to obtain the most comprehensive information available on their capability of being executed. Where quotes are sourced directly from brokers, the price used in the valuation is normally selected from one of the quotes based on a number of factors, including the timeliness and regularity of the quotes and the accuracy of the quotes considering the spreads provided. The selected quote is the one which best represents an executable quote for the security at the measurement date.

Generally, no adjustment is made to the prices obtained from independent third parties. Adjustment is made in only limited circumstances, where it is determined that the third-party valuations obtained do not reflect fair value (eg either because the

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D.	Valuation for Solvency Purposes

value is stale and/or the values are extremely diverse in range). These are usually securities which are distressed or that could be subject to a debt restructure or where reliable market prices are no longer available due to an inactive market or market dislocation. In these instances, prices are derived using internal valuation techniques including those as described below in section (c) with the objective of arriving at a fair value measurement which reflects the price at which an orderly transaction would take place between market participants on the measurement date. The techniques used require a number of assumptions relating to variables such as credit risk and interest rates. Examples of such variables include an average credit spread based on the corporate bond universe and the relevant duration of the asset being valued. Prudential determines the input assumptions based on the best available information at the measurement dates. Securities valued in such manner are classified as being based on alternative valuation methods with significant unobservable inputs (as described further below).

(c) Alternative valuation methods – inputs not based on observable market data

The majority of the investments of the Group that are valued using alternative valuation methods with significant unobservable inputs are held by the Group’s ring-fenced funds.

These investments of the Group’s ring-fenced funds principally comprise:

—

Investments in properties externally valued by professionally qualified external valuers using the Royal Institution of Chartered Surveyors (RICS) valuation standards. An ‘income capitalisation’ technique is predominantly applied for these properties. This technique calculates the value through the yield and rental value depending on factors such as the lease length, building quality, covenant and location. The variables used are compared to recent transactions with similar features to those of the Group’s investment properties. As the comparisons are not with properties which are virtually identical to Group’s investment properties, adjustments are made by the valuers where appropriate to the variables used. Changes in assumptions relating to these variables could positively or negatively impact the reported fair value of the properties.

—	Private equity and venture investments which were valued internally based on management information available for these investments.

As these investments are held by the Group’s ring-fenced funds, whose contribution towards the Group’s own funds is restricted to the amount required to cover the ring-fenced funds’ solvency capital requirement (as described further in Section E), a change in the fair value of these investments from input changes will only impact the Group’s own funds if the change exceeds the amount of the restriction.

D.1.2.2 Valuation bases under Solvency II compared to IFRS

The valuation bases for each material class of assets (included in the Solvency II balance sheet template as defined in the Implementing Technical Standard) and a comparison to the Group’s IFRS financial statements valuation are described below:

Goodwill

The value of goodwill is nil for solvency purposes. For IFRS purposes, goodwill is recognised at initial value less any accumulated impairment losses.

Deferred acquisition costs and intangibles

The value of deferred acquisition costs and other intangible assets, such as distribution rights and software are nil for solvency purposes. For IFRS purposes deferred acquisition costs and other intangible assets are recognised at cost less amortisation.

Deferred tax asset

Deferred tax assets, other than the carry forward of unused tax credits and losses, are calculated based upon the differences between the values given to assets and liabilities for tax purposes and their value in the Solvency II balance sheet. The principles of IAS 12 are applied to calculate the extent of deferred tax applicable to those value differences. Changes in the valuation of underlying assets or liabilities will give rise to a change in deferred tax balances. Recoverability is assessed on the basis of the balances held and to the probability of taxable profit being available against which the underlying recoverable can be offset.

Differences between the value of deferred tax assets and liabilities (see also Section D.3) under IFRS compared to that under Solvency II principally arise as a result of valuation changes relating to the technical provisions’ best estimate liabilities.

The net deferred tax liability of £2,776 million principally relates to deferred tax liabilities of £1,446 million and £1,356 million in respect of technical provisions’ best estimate liabilities and unrealised gains on investments respectively offset by a deferred tax asset of £23 million relating to unused capital losses. Consistent with prior periods, capital losses are recognised on a prudent estimate of the expected utilisation of the losses over a five-year period.

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D.	Valuation for Solvency Purposes

Investments (other than participations)

Investments (other than participations) comprise the following asset classes as included in the Solvency II balance sheet:

31 Dec 2016 £m
Property (other than for own use)	10,627
Equities	32,478
Bonds	102,216
Collateralised securities	5,782
Collective Investments Undertakings	25,710
Derivatives	2,923
Deposits other than cash equivalents	2,236
Total	181,972

All of these categories of investments are valued at fair value within both the Solvency II balance sheet and Group IFRS financial statements.

Holdings in related undertakings, including participations

All amounts presented in the ‘Holdings in related undertakings, including participations’ line of the balance sheet exclude intragroup balances and principally comprise:

(a)

The contribution of the Group’s asset managers (eg M&G and Eastspring Investments) and other non-regulated undertakings carrying out financial activities (eg Prudential Capital). The valuation of the individual assets and liabilities of these entities are determined using the sectoral rules (for the Group’s asset managers) and notional sectoral rules (for the other non-regulated undertakings) but the overall contribution is presented as a single ‘Holdings in related undertakings, including participations’ line.

(b)

The contribution of the Group’s US insurance group, which is deemed to fall under an equivalent regime. For the purposes of Group Solvency II reporting, the results of the Group’s US insurance group undertakings are presented as a single line on the Solvency II balance sheet by collapsing the valuation of individual assets and other liabilities as calculated on the US statutory basis used for regulatory reporting, with a reduction equal to 100 per cent of the US Risk Based Capital requirements. This is to ensure that the contribution of the US insurance operations to the Group surplus is only that in excess of 250 per cent of US Risk Based Capital requirements. The value of the Group’s US insurance operations contribution the Solvency II balance sheet is £2,203 million lower than Jackson’s shareholders’ funds included in the Group IFRS balance sheet as a result of valuation difference between IFRS and the US Risk Based Capital basis and the additional reduction equal to 100 per cent of the US Risk Based Capital requirement. This approach, including the deduction to own funds, is as agreed with the PRA.

(c)

The values of the open-ended investment companies, unit trusts and other investment funds meeting the definition of a Participation under Solvency II. The majority of these funds are consolidated within the IFRS financial statements. The Group invests in open-ended investment companies and unit trusts, which invest mainly in equity, bonds, cash and cash equivalents, properties, investment funds, and deposit other than cash equivalents. Where the Group is deemed to control these entities under IFRS 10, these entities are treated as subsidiaries and are consolidated in the IFRS financial statements. For solvency purposes, the Group’s interests in these entities, valued on a Solvency II basis, are presented as a single line within ‘Holdings in related undertakings, including participations’.

Assets held for index-linked and unit-linked funds

These assets are held to cover linked liabilities where the policyholders bear the investment risk of the assets. Under IFRS, these assets are analysed in the balance sheet by the appropriate type of investment eg equities, properties or bonds. Under Solvency II, these assets have been recorded in aggregate as a single line entry on the balance sheet under ‘Assets held for index-linked and unit-linked funds’. The single line entry in the Solvency II balance sheet also includes the non-insurance liabilities of the linked business. The individual assets and non-insurance liabilities of the linked business are valued in accordance with the Solvency II principles set out in this section.

Loans and mortgages

Loans and mortgages include the Group’s loans to individuals (eg policy loans), as well as residential and commercial mortgage portfolios.

Under IFRS, these loans are accounted for at amortised cost net of impairment. The exceptions include certain mortgage loans which have been designated at fair value through profit and loss of the UK insurance operations as this loan portfolio is managed and evaluated on a fair value basis.

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D.	Valuation for Solvency Purposes

Within the Solvency II balance sheet, these loans and mortgages are valued on a ‘mark-to-model’ valuation basis using the discounted cash flows expected to be received. The rate of discount used was the market rate of interest where applicable.

Cash and cash equivalents

Other than the presentational adjustment to reclassify cash equivalents under IFRS to other relevant asset categories leaving only cash at bank and in hand under Solvency II, there are no valuation differences between the two bases.

Other assets

Other assets comprise the following asset classes as included in the Solvency II balance sheet:

31 Dec 2016 £m
Property, plant and equipment held for own use	324
Insurance and intermediaries receivables	442
Reinsurance receivables	369
Receivables (trade, not insurance)	1,716
Own Shares	161
Total	3,012

Other assets in the Solvency II balance sheet are measured at fair value determined using alternative valuation methods that are market consistent and represent the realisable value of individual assets on transfer to a third party. If IFRS value is a good proxy for fair value no adjustment is made.

D.1.3 Leasing

The Group’s operating and finance lease arrangements relate principally to properties and are further described in Section A.4.

D.2	Technical provisions

(To the extent these disclosures relate to the risk margin, transitional measures and/or the Solvency Capital Requirement, they are not subject to audit and have not been audited.)

D.2.1 Overview

As a general principle, technical provisions are valued at the amount for which they could theoretically be transferred to a third party in an arm’s length transaction. The technical provisions consist of the best estimate liability and the risk margin, reduced by the ‘transitional measures on technical provisions’, where relevant.

The best estimate liability corresponds to the probability-weighted average of future cash flows, taking account of the time value of money (ie the expected present value of future cash flows), using the risk-free interest rate term structure published by the European Insurance and Occupational Pension Authority. The calculation of the best estimate liability is based upon up-to-date and credible information and realistic assumptions (derived from data analysis and expert judgement) and is performed using appropriate actuarial and statistical methods. The cash flow projection used in the calculation of the best estimate liability takes account of all the cash in-flows and out-flows required to settle the insurance obligations over their lifetime. The cash flows included in the best estimate liability calculation are derived after applying Solvency II ‘contract boundary’ rules, which determine whether future cash flows can be recognised as part of the in-force business. The best estimate liability is calculated before deduction of the amounts recoverable from reinsurance contracts. Those amounts are calculated separately (see Section D.2.8).

The risk margin is calculated in line with Solvency II requirements, and aims to ensure that the total technical provisions are equivalent to the cost of ceding the insurance obligations to a third party. The calculation assumes a 6 per cent per annum cost of capital and applies to non-hedgeable risks only, with no diversification between the risks in different legal entities. This calculation uses simplified methods, in line with Article 58 of the Delegated Regulation.

Technical provisions at 31 December 2016

The valuation of technical provisions for the Group as at 31 December 2016 is as follows.

	Best estimate liability £m	Risk margin* £m	Total £m
Life business	172,524	1,954	174,478
Health business	(1,716)	536	(1,180)
Unit-linked business	35,483	1,632	37,115
Other (non-life business)	56	2	58
Total	206,347	4,124	210,471
*	Net of transitionals and includes ring-fenced funds.

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D.	Valuation for Solvency Purposes

The technical provisions shown above include the impact of transitional measures on technical provisions (see Section D.2.4.1), which are included within the risk margin column. The transitional measures increase the Group Solvency II surplus by £2,927 million at 31 December 2016. The impact of transitionals of £2.5 billion disclosed in Prudential’s 2016 Annual Report assumed that the transitional measures were recalculated at 31 December 2016. As explained in note II(c) ‘Solvency II capital position at 31 December 2016’ of the Additional Unaudited Financial Information section of the 2016 Annual Report, for the purposes of the formal Group Solvency II Quantitative Reporting Templates as at 31 December 2016, the transitional measures are shown without this recalculation.

Prudential’s US insurance entities do not contribute to the value of technical provisions since this business is included under the US equivalence regulations and the permitted use of the ‘deduction and aggregation’ method, Under this method the contribution to Group own funds of the US insurance entities is shown as a single item within the ‘Holdings in related undertakings, including participations’ line.

D.2.2 Methodology and assumptions

Further details of the methodology and assumptions used for each material line of business are discussed below. The methods chosen for each line of business are proportionate to the nature, scale and complexity of the underlying risks.

The key assumptions required in the valuation of technical provisions are:

(i)	economic assumptions, most of which are published by European Insurance and Occupational Pension Authority and set with reference to market data at the valuation date;
(ii)	non-economic assumptions, used to derive non-market related best estimate liability cash flows (for example future claims and expenses); and
(iii)	assumptions in respect of dynamic management actions and policyholder behaviour.

D.2.2.1 Economic assumptions

The principal economic assumption is the risk-free interest rate term structure. The risk-free curves at which best estimate liability cash flows are discounted are specified by European Insurance and Occupational Pension Authority for the majority of the Group’s territories. These curves are based on market swap rates, with a ‘credit risk adjustment’ deduction of between 10 and 35 basis points depending on country. If no liquid swap market exists then the curves are based on government bond yields. For territories where European Insurance and Occupational Pension Authority does not specify the risk-free curve directly (Indonesia, Vietnam and Philippines), the risk-free curve is determined using a methodology similar to that used by European Insurance and Occupational Pension Authority for other territories. The resulting 10-year risk-free spot rates for the material currencies are given below, after the credit risk adjustment.

Currency	31 Dec 2016	31 Dec 2015	Change
British Pound	1.08%	1.92%	(0.84)%
United States Dollar	2.23%	2.15%	0.08%
Hong Kong Dollar	2.50%	1.71%	0.79%
Singapore Dollar	2.79%	2.77%	0.02%
Indonesian Rupiah	7.72%	8.84%	(1.12)%
Malaysian Ringgit	4.04%	4.24%	(0.20)%

For Hong Kong with-profits business denominated in US dollar, a volatility adjustment (as published by European Insurance and Occupational Pension Authority) is applied to the risk-free curve to discount the best estimate liability cash flows (see Section D.2.4.2). In line with Solvency II requirements, the volatility adjustment is not applied when calculating the risk margin. The US dollar volatility adjustment at 31 December 2016 was 50 basis points and has been applied following approval from the PRA during 2016.

For UK annuity business, a matching adjustment is applied to the risk-free curve to discount the best estimate liability cash flows (see Section D.2.4.3). In line with Solvency II requirements, the matching adjustment is not applied when calculating the risk margin. The matching adjustment calibration for UK shareholder annuities at 31 December 2016 allowed for 62 basis points per annum of credit provision, including allowances for mismatching.

D.2.2.2 Non-economic assumptions

Persistency, mortality, morbidity and expense assumptions are derived from analysis of recent past experience for each relevant line of business and expert judgement, especially where a lack of relevant and credible experience data exists. Where relevant and material, allowance is also made for how policyholder behaviour is expected to vary in line with economic conditions.

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D.	Valuation for Solvency Purposes

D.2.3 Details on methodology and assumptions by line of business

D.2.3.1 Life business

Participating business

The best estimate liability for participating business written in the UK and Asia is calculated based on accumulated asset shares, adjusted to reflect future policy-related liabilities and other outgoings. Asset shares broadly reflect the policyholders’ share of the participating fund assets attributable to their policies.

The future policy related liabilities include a market-consistent stochastic valuation of the costs of guarantees, options and smoothing, less any related charges. The projections allow for realistic management actions consistent with the operation of the participating funds. Examples of these management actions include:

—

Dynamic adjustments to reversionary and terminal bonus rates. This includes adjusting reversionary bonuses to target a specified range of terminal bonus cushion at maturity, or to maintain the solvency ratio of the participating fund in stressed conditions. For terminal bonuses, smoothing rules apply limiting the year on year change for the same bonus series. Terminal bonuses may be subject to a surrender penalty in certain market conditions;

—	Market Value Reductions. For some accumulating with-profits policies, market value reductions may apply, subject to certain limits;
—	Dynamic guarantee charges. For some Asia participating business, dynamic charges are made to asset shares based on the level of the guarantees;
—	Suspension of smoothing. The smoothing rules can be suspended to maintain the solvency ratio of the participating fund in stressed conditions;
—	Dynamic investment strategy. This can include switching into lower-risk assets to maintain the solvency of the fund in stressed conditions; and
—	Dynamic new business strategy. This can include restructuring the volume of new business written to maintain the solvency of the fund in stressed conditions.

Non-profit annuity business

The Group’s non-profit annuity business is written primarily in the UK. The best estimate liability for non-profit annuity business is a discounted value of expected future annuity payments and associated expenses. The key assumptions relate to mortality rates, including expectations of future mortality improvements, and the level of credit provision allowed for within the matching adjustment calibration as prescribed by European Insurance and Occupational Pension Authority (see Section D.2.4.3).

Mortality assumptions for UK non-profit annuity business are set in light of recent population and internal experience. The assumptions used are base assumptions as percentages of standard actuarial mortality tables, with an allowance for expected future mortality improvements. Where annuities have been sold on an enhanced basis to impaired lives an allowance for the additional expected mortality is made.

Since 2009, new mortality improvement projection models have been released regularly by the Continuous Mortality Investigation. The mortality improvement assumptions in the 31 December 2016 technical provisions have been derived from the Continuous Mortality Investigation 2014 model, calibrated to reflect the Company’s view of future mortality improvements, including a 0.25 per cent per annum uplift to initial rates of mortality improvement.

Other life business

The best estimate liability for other life business written in the UK and Asia is a discounted value of expected future benefit payments and associated expenses less the value of expected future premium income. The most material assumptions for this business are persistency, mortality and morbidity rates, as relevant.

Some of this business contains financial guarantees, including minimum crediting rates. Such guarantees, where relevant and material, are valued using stochastic models, including allowances for dynamic policyholder behaviour and management actions.

D.2.3.2 Health business

The Group’s health business is written primarily in Asia. These policies generally provide payouts in the event of customers’ needs for medical treatment in exchange for regular premium payments.

For these contracts, the best estimate liability is a discounted value of expected future benefit payments and associated expenses less the value of expected future premium income. The most material assumptions for this business are persistency, mortality and morbidity rates, as relevant.

D.2.3.3 Unit-linked business

The Group’s unit-linked business is written in Asia, across all the major markets, and in the UK. The best estimate liability for these contracts reflects both the value of policyholder unit funds, and the non-unit liability. The non-unit liability can be negative, and reflects the discounted value of deductions from the unit funds less allowances for claims and expenses. The

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D.	Valuation for Solvency Purposes

most material assumptions for this business are persistency, mortality and morbidity rates, as relevant, where the products include insurance riders.

Some unit-linked business in Asia contains financial guarantees. The guarantees on this business include minimum crediting rates and no lapse guarantees, which are subject to specific conditions having been met. Such guarantees, where relevant and material, are valued using stochastic models.

D.2.4 Transitional measures and long-term guarantees

D.2.4.1  Transitional measures

The Group technical provisions at 31 December 2016 include ‘transitional measures on technical provisions’ in respect of business written before 1 January 2016. These transitional measures increase the Group’s Solvency II surplus by £2,927 million after allowing for own funds restrictions (resulting from an increase in own funds of £2,469 million and a reduction in the Solvency Capital Requirement of £458 million). The transitional measures reduce total Group technical provisions (including technical provisions for policyholder business) by £4,499 million.

The impact of transitionals of £2.5 billion disclosed in Prudential’s 2016 Annual Report assumed that the transitional measures were recalculated at 31 December 2016. As explained in note II(c) ‘Solvency II capital position at 31 December 2016’ of the Additional Unaudited Financial Information section of the 2016 Annual Report, for the purposes of the formal Group Solvency II Quantitative Reporting Templates as at 31 December 2016, the transitional measures are shown without this recalculation.

The transitional measures are considered high-quality capital, and are a core part of the Solvency II reporting regime. The Group has been through the necessary approvals process with the PRA in respect of the transitional measures.

The 31 December 2016 technical provisions do not include a transitional on the risk-free interest rate term structure.

D.2.4.2 Volatility adjustment

The volatility adjustment is a core part of the Solvency II Directive. This is being applied to the Hong Kong with-profits business denominated in US dollar following approval by the PRA in 2016.

D.2.4.3 Matching adjustment

The matching adjustment is a core part of the Solvency II Directive. UK annuity liabilities are backed by fixed-interest and inflation-linked assets with expected future cash flows that closely match the expected liability cash flows. The risk-free yield curve used to discount the liability cash flows is therefore increased to include a matching adjustment, as approved by the PRA. The matching adjustment is calculated by reference to the credit spreads on the assigned portfolio of assets, with deductions for the ‘fundamental spread’ (ie credit risk allowance) as published by European Insurance and Occupational Pension Authority and for cash flow mismatch allowances.

Separate matching portfolios are maintained for fixed annuities and inflation-linked annuities, and for shareholder-backed business and annuity business written in the with-profits funds.

D.2.4.4 Impact of transitional measures and long-term guarantees

The impacts of the transitional measures and the long-term guarantees (volatility adjustment and matching adjustment) on the Group’s Solvency II results at 31 December 2016 are shown in the table below.

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D.	Valuation for Solvency Purposes

	As reported in the Solvency II QRTs £m	Impact of removing transitional measures £m	Impact of removing volatility adjustment £m	Impact of removing matching adjustment £m	Excluding long-term guarantees and transitional measures £m
Technical Provisions	210,471	4,499	392	5,626	220,988
Basic Own Funds	26,638	(2,469)	(322)	(4,221)	19,626
Own funds eligible to cover Solvency Capital Requirements	31,183	(2,469)	(322)	(4,221)	24,171
Own funds eligible to cover Minimum Group Solvency Capital Requirements	31,183	(2,469)	(322)	(4,221)	24,171
Solvency Capital Requirement	18,245	458	165	4,583	23,451
Minimum Group Solvency Capital Requirements	8,269	114	61	1,116	9,560

D.2.5 Assumption changes

In 2016, the changes to the assumptions underlying the Group’s calculation of technical provisions include:

—	Market-driven changes to economic parameters, including the changes to risk-free rates shown in Section D.2.2.1;
—

Changes to the matching adjustment and volatility adjustment allowances in line with changes in the allowances published by European Insurance and Occupational Pension Authority and regulatory approvals;

—	Changes to mortality and expense assumptions for the UK, based on changes in recent observed experience and future expectations; and
—	Changes to persistency, mortality and morbidity assumptions for Asia, based on changes in recent observed experience and future expectations.

D.2.6 Level of uncertainty

The valuation of technical provisions relies upon the Group’s best estimate of future liability cash flows, including the projection of the future level of the SCR in the calculation of the risk margin. These cash flows are derived using best estimate assumptions, which are set using a combination of experience data, market data and expert judgement.

Uncertainty exists in the technical provisions as to whether the actual future cash flows will match those expected under management’s best estimate assumptions. Over time, experience may differ from the best estimate assumptions, or management’s forward-looking expectations may evolve, such that assumptions will be updated with a consequent change in the value of future technical provisions.

Prudential has set out a number of risk factors in its 2016 Annual Report under the heading ‘Risk factors’, which could impact on the level of technical provisions in the future if these risks were to crystallise.

D.2.7 Reconciling Solvency II technical provisions to the financial statements

	Life and health business[1] £m	Unit-linked business £m	Other (non-life business) £m	Total £m
IFRS liabilities (as reported in the IFRS financial statements in the 2016 Annual Report)	246,414	156,819	80	403,313
Reclassification of claims payable to “Insurance and intermediaries payable”	(2,597)	(5)	(37)	(2,639)
US insurance entities net of claims payable(a)	(55,815)	(120,411)	-	(176,226)
Unallocated surplus of with-profits funds(b)	(14,317)	-	-	(14,317)
Valuation methodology and assumption differences and other presentational adjustments(c)	(2,877)	(920)	13	(3,784)
Risk margin(d)	2,490	1,632	2	4,124
Solvency II technical provisions	173,298	37,115	58	210,471
[1]	Including participating, non-profit annuity and non-profit protection business.

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D.	Valuation for Solvency Purposes

Notes

(a)

The Group’s US insurance entities are included under the US equivalence regulations and the permitted use of the ‘deduction and aggregation’ method. Under this method, the contribution to own funds of the US insurance entities is shown as a single item within ‘Holdings in related undertakings, including participations’. Consequently, the US business does not contribute to the value of technical provisions under Solvency II but is included within the IFRS liabilities in the financial statements.

(b)

Surplus assets in with-profits funds are not included as a liability within the technical provisions for Solvency II but are within the IFRS financial statements as ‘Unallocated surplus of with-profits funds’ on the consolidated statement of financial position.

(c)

The IFRS liabilities are valued using a basis that may include margins for risk and uncertainty within the non-economic assumptions (mortality, morbidity, persistency and expenses) as well as different economic assumptions to the Solvency II technical provisions. The method of calculation can also differ between the bases.

The most significant differences between IFRS and Solvency II assumptions and methodology are described below:

–

IFRS liability cash flows for non-profit annuity business are valued using a discount rate derived from the yield on the corresponding assets minus a prudent allowance for defaults of 43 basis points at 31 December 2016. Under Solvency II, the discount rate is expressed as a risk free yield plus a matching adjustment;

–	Longevity assumptions for non-profit annuity business contain margins under IFRS compared to the best estimate assumptions applied under Solvency II; and
–	Negative gross premium reserves are zeroised at the policy level under IFRS in Asia, which is not required to be zeroised under Solvency II.

In addition, there are other presentational adjustments from IFRS to Solvency II including in respect of the liabilities of those insurance entities that are proportionally consolidated under Solvency II (and not under IFRS) and the held for sale Korea life business as discussed in Section D.1.1 (a).

(d)

The IFRS liabilities do not include an explicit risk margin. The risk margin is explicit under Solvency II so is added in here. The impact of the transitional measures to restore the surplus of the UK insurance entities (PAC) to broadly equivalent levels as those established under the previous Solvency I regime has been offset against the risk margin in this reconciliation.

D.2.8 Reinsurance recoverables

The Group primarily uses reinsurance to manage insurance risk exposure, particularly in respect of longevity risk in the UK and morbidity risk in Asia.

In the Solvency II balance sheet, the full expected cost of claims is included within the technical provisions and the corresponding reinsurance recoverables are shown as an asset.

The valuation methods and assumptions for reinsurance recoverables are consistent with the methods and assumptions for the corresponding technical provisions. The value of the reinsurance recoverable asset is Prudential’s best estimate of future reinsurance cash flows, where this figure allows for the probability of default by the reinsurer.

The differences between the value of reinsurance recoverables between Solvency II and the IFRS financial statements relate to:

—	Reinsurers’ share of the value of technical provisions – this is calculated on a different basis and for Solvency II includes an allowance for the probability of reinsurer default; and
—

Reclassification of reinsurers’ share of investment contracts liabilities – for the financial statements the Group applies deposit accounting for investment contracts (as defined under IFRS) and accordingly presents the reinsurers’ share of its liabilities within investments rather than as a reinsurance recoverable.

D.3	Other liabilities

D.3.1 Valuation of other liabilities

Other liabilities for solvency purposes are valued separately using valuation methods that are consistent with the valuation approach set out in the Solvency II directives. Unless otherwise stated, valuation of other liabilities is carried out in conformity with IFRS, where this is consistent with the objectives of Solvency II.

D.3.2 Valuation bases under Solvency II compared to IFRS

The valuation basis of each material class of other liabilities is described below:

Debt liabilities

‘Debt liabilities’ includes the following line items in the Solvency II balance sheet:

—	Debts owed to credit institutions;
—	Financial liabilities other than debts owed to credit institutions;
—	Subordinated liabilities not in Basic Own Funds; and
—	Subordinated liabilities in Basic Own Funds.

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D.	Valuation for Solvency Purposes

Information on the maturity dates, where applicable, of the subordinated liabilities of the Group is provided in note (e) of Section E.1.3.

Debt liabilities in the IFRS financial statements are valued at amortised cost under IAS 39 and valued at adjusted fair value for the Solvency II balance sheet. The Solvency II valuation basis allows changes in fair value due to changes in interest and exchange rates, but does not take into account changes in own credit risk, as measured by credit spreads.

Where relevant debt liabilities are valued by discounting projected cash flows using a form of adjusted book yield (equal to current risk-free rate plus the credit spread at inception), derived as follows:

—	The ‘risk-free’ element of the yield is equal to the Solvency II risk-free term structure (excluding any illiquidity premium); and
—

The ‘credit spread’ element of the yield is equal to the spread on the debt when it was originally issued (as opposed to the valuation date). Under this method, the spread is fixed at inception and will not vary between reporting periods.

Deferred tax liabilities

Deferred tax liabilities are calculated based upon the differences between the values given to liabilities in the Solvency II balance sheet and their values for tax purposes. The principles of IAS 12 are applied to calculate the extent of deferred tax applicable to those value differences. Changes in the valuation of underlying liabilities between IFRS and Solvency II give rise to deferred tax value differences. Further information on deferred tax valuation difference is provided in Section D.1.2.2 above under the heading ‘Deferred tax assets’.

Other liabilities

31 Dec 2016 £m
Contingent liabilities	20
Provisions other than technical provisions	468
Pension benefit obligations	239
Derivatives	1,991
Insurance and intermediaries payable	2,513
Reinsurance payables	255
Payables (trade, not insurance)	4,369
Total	9,855

Other liabilities in the Solvency II balance sheet, with the exception of provisions other than technical provisions, pension benefit obligations and derivatives that are discussed below, are measured at fair value determined using alternative valuation methods that are market consistent and represent the value to settle the liabilities with the third party. Where IFRS valuation is a good proxy for fair value no adjustment is made.

Provisions other than technical provisions

Provisions other than technical provisions of £468 million include a provision for review of past annuity sales of £175 million. Prudential has agreed with the Financial Conduct Authority to review annuities sold without advice after 1 July 2008 to its contract-based defined contribution pension customers. The review will examine whether customers were given sufficient information about their potential eligibility to purchase an enhanced annuity, either from Prudential or another pension provider. The review has commenced in 2017 and is expected to last a period of three years. A provision of £175 million has been established at 31 December 2016 to cover the costs of undertaking the review and any potential redress. The ultimate amount that will be expended by the Group on the review remains uncertain. Although the Group’s professional indemnity insurance may mitigate the overall financial impact of this review, with potential insurance recoveries of up to £175 million, no such recovery has been factored in the provision.

Derivative liabilities

Derivative liabilities are valued using quoted prices if exchange listed, quotations from third parties or valued using market consistent alternative valuation techniques.

Pension benefit obligations

The Group does not have any individually material obligations in respect of defined contribution pension plans, other long-term employee benefits or termination benefits. Contributions to the Group’s defined contribution pension schemes are expensed when due.

The Group’s businesses operate a number of defined benefit pension schemes. The specific features of these schemes vary in accordance with the regulations of the country in which the employees are located, although they are, in general, funded by the Group and based either on a cash balance formula or on years of service and salary earned in the last year or years of

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D.	Valuation for Solvency Purposes

employment. The largest defined benefit scheme is the principal UK scheme, namely the Prudential Staff Pension Scheme (PSPS). PSPS accounts for 82 per cent (2015: 84 per cent) of the underlying scheme liabilities of the Group’s defined benefit schemes.

Pension benefit obligations for defined benefit schemes are initially valued using the relevant IFRS valuation rules, which are IAS 19, ‘Employee Benefits’.

Under the IAS 19, ‘Employee Benefits’ valuation basis, the Group applies the principles of IFRIC 14, ‘IAS 19 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction’, whereby a surplus is only recognised to the extent that the Company is able to access the surplus either through an unconditional right of refund to the surplus or through reduced future contributions relating to ongoing service, which have been substantively enacted or contractually agreed. Further, the IFRS financial position recorded, reflects the higher of any underlying IAS 19 deficit and any obligation for committed deficit funding where applicable.

The IAS 19 valuation prescribes market-based assumptions for the valuation of assets and liabilities. Within the market-based framework, the IAS prescribes that the discount rate for liabilities should be based on high quality corporate bonds (interpreted as corporate bonds with a credit rating of AA).

Under the Solvency II basis, the IAS 19 surplus in the PSPS scheme has not been recognised.

Methodology and assumptions

The actuarial assumptions used in determining the benefit obligations and the net periodic benefit costs for the year ended 31 December were as follows:

	2016%	2015%
Discount rate*	2.6	3.8
Rate of increase in salaries	3.2	3.0
Rate of inflation**
Retail prices index (RPI)	3.2	3.0
Consumer prices index (CPI)	2.2	2.0
Rate of increase of pensions in payment for inflation:
PSPS:
Guaranteed (maximum 5%)	2.5	2.5
Guaranteed (maximum 2.5%)	2.5	2.5
Discretionary	2.5	2.5
Other schemes	3.2	3.0
*	The discount rate has been determined by reference to an ‘AA’ corporate bond index, adjusted where applicable, to allow for the difference in duration between the index and the pension liabilities.
**	The rate of inflation reflects the long-term assumption for the UK RPI or CPI depending on the tranche of the schemes.

The calculations are based on current mortality estimates with an allowance made for future improvements in mortality. This allowance was updated in 2016 to reflect the CMI’s 2014 mortality improvements model, with scheme-specific calibrations. For immediate annuities in payment, in 2016 and 2015, a long-term mortality improvement rate of 1.75 per cent per annum and 1.25 per cent per annum was applied for males and females, respectively.

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D.	Valuation for Solvency Purposes

Underlying investments of the schemes

On the ‘economic basis’, after including the underlying assets represented by the investments in Prudential insurance policies as scheme assets, the plans’ assets at 31 December comprise the following investments:

	2016				2015
	PSPS £m	Other schemes £m	Total £m	%	PSPS £m	Other schemes £m	Total £m	%
Equities
UK	18	85	103	1	126	70	196	3
Overseas	293	368	661	7	151	329	480	6
Bonds
Government	5,411	550	5,961	66	4,795	427	5,222	67
Corporate	1,169	196	1,365	15	970	145	1,115	14
Asset-backed securities	144	6	150	2	135	21	156	2
Derivatives	252	(2)	250	3	183	(5)	178	2
Properties	71	109	180	2	70	62	132	2
Other assets	269	67	336	4	298	42	340	4
Total value of assets	7,627	1,379	9,006	100	6,728	1,091	7,819	100

Contingent liabilities

Under IFRS, material contingent liabilities (as determined in accordance with IAS 37, ‘Provisions, Contingent Liabilities and Contingent Assets’) are disclosed but not recognised. For the Solvency II balance sheet, contingent liabilities (under the same definition as IFRS) are required to be recognised in certain circumstances even if they are considered unlikely to be paid.

A contingent liability of £20 million was recognised on the Solvency II balance sheet at 31 December 2016 in relation to a single litigation claim, where the Group believes it has good grounds to defend this claim.

Leases

There are no material liabilities recognised on the Solvency II balance sheet arising as a result of operating and finance leasing arrangements of the Group. Further information on the leasing arrangements of the Group is disclosed in Section A.4.

D.4	Alternative methods for valuation

The use of alternative methods for valuation by the Group is discussed in Sections D.1 and D.3 above.

Valuation uncertainty refers to the variability of the fair value measurement that exists at any given reporting date/time for a financial instrument or portfolio of positions. Each business unit is required to document its process for assessing valuation uncertainty, including the controls surrounding valuation models and an understanding of the model assumptions and limitations.

The Independent Price Verification standards cover all investments managed by the Group business units and set minimum requirements for the governance surrounding valuation pricing. These standards require each business unit to establish processes to verify the accuracy and independence of model inputs and market prices provided by third parties. Where mark-to-market valuations are not available from independent price sources, the Independent Price Verification standards set minimum requirements for mark-to-model valuations. Business units are required to document and monitor all assumptions, inputs and any mathematical modelling, using market observable standards and inputs where possible.

D.5	Any other information

There is no other material information regarding the Group’s valuation of assets and liabilities for solvency purposes other than those disclosed in the sections above.

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E.	Capital Management

E.	Capital Management

E.1	Own funds

E.1.1 Objective, policies and processes for managing own funds

(Unaudited)

The Group manages its Group Solvency II own funds as its measure of capital. At 31 December 2016 the Group shareholder Solvency II own funds were £24,810 million (after the impact of recalculated transitionals at the valuation date), and £25,186 million before the impact of recalculated transitionals. The corresponding Group consolidated own funds shown on the regulatory template are £31,183 million (before the impact of recalculated transitionals). A reconciliation from the Group shareholder solvency position to the Group consolidated solvency position is provided in Section E.1.2 below. The Group’s basic, available and eligible own funds to cover the Group solvency capital requirement and the Group minimum solvency capital requirement at 31 December 2016 are shown in Section E1.3 below.

As well as holding sufficient capital to meet Solvency II requirements at Group level, the Group also closely manages the cash it holds within its central holding companies so that it can:

—	Maintain flexibility, fund new opportunities and absorb shock events;
—	Fund dividends; and
—	Cover central costs and debt payments.

While the Group at a consolidated level is subject to the Solvency II requirements, at a business unit level capital is defined by local capital regulations and local business needs.

Each of the Group’s long-term business operations is capitalised to a sufficiently strong level for its individual circumstances.

The Group manages its assets, liabilities and capital locally, in accordance with local regulatory requirements and reflecting the different types of liabilities in each business. As a result of the diversity of products offered by Prudential and the different regulatory regimes under which it operates, the Group employs differing methods of asset/liability and capital management, depending on the business concerned.

The Group prepares a projected capital position as part of its business planning process. The business plan is prepared annually on a rolling basis and covers a three-year period. There were no material changes in the objectives, policies or processes for managing the Group’s own funds during the year.

E.1.2 Group shareholder Solvency II capital position

(Unaudited)

Reconciliation of Solvency II capital position published in the Annual Report to the Own Funds template

Prudential disclosed the Group shareholder Solvency II capital position as at 31 December 2016 in Prudential’s 2016 Annual Report. A reconciliation of the Solvency II shareholder position to the Solvency II position disclosed in the FY 2016 regulatory templates (S.23.01.22 and S.25.02.22) is shown in the table below:

	31 December 2016
	Own Funds £m	SCR £m	Surplus £m	Ratio %
Group shareholder Solvency II capital position (pre-dividend) as disclosed in the Annual Report	24,810	12,327	12,483	201%
Adjustment to remove impact of recalculated transitionals at valuation date	376	(79)	455
Group shareholder Solvency II capital position	25,186	12,248	12,938	206%
Ring fenced funds consolidation of own funds limited to SCR balances	5,997	5,997	-
Group Solvency II capital position as disclosed in templates S.23.01.22 and S.25.02.22	31,183	18,245	12,938	171%

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E.	Capital Management

E.1.3 Analysis of the components of own funds

The following components make up the Group’s basic, available and eligible own funds amounts. The Group has no ancillary own funds.

Basic, available and eligible own funds at 31 December 2016

	31 December 2016 £m
	Total	Tier 1 - unrestricted	Tier 1 - restricted	Tier 2	Tier 3
Ordinary share capitalnote (b)	129	129	-	-	-
Share premium related to ordinary share capitalnote (b)	1,927	1,927	-	-	-
Surplus fundsnote (c)	10,579	10,579	-	-	-
Reconciliation reserve before deduction for participationsnote (d)	12,655	12,655	-	-	-
Subordinated liabilitiesnote (e)	6,346	-	895	5,451	-
Value of net deferred tax assetsnote (f)	32	-	-	-	32
Group minority interests	1	1	-	-	-
Non-available own fundsnote (g)	(486)	(486)	-	-	-
Deductions not included in the reconciliation reserve – participations in other financial sectors and entities included via D&A method	(4,545)	(4,545)	-	-	-
Total basic own funds after adjustments (group)*note (a)	26,638	20,260	895	5,451	32
Items excluded from basic own funds – participations in other financial sectors and entities included via D&A method	4,545	3,918		202	425
Total eligible own funds to meet the group SCR (including other financial sector and D&A entities)note (a)	31,183	24,178	895	5,653	457
Total eligible own funds to meet the minimum group SCR (excluding other financial sector and D&A entities)note (a)	22,809	20,260	895	1,654	-
*	This also represents ‘Total available own funds’ / ‘Total eligible own funds to meet the SCR’ (excluding other financial sectors and D&A entities).

Notes

(a)

The Group’s basic own funds principally comprise the capital instruments explained in the notes (b) to (g) below. The Group’s available own funds are derived by adding the ancillary own funds to the total basic own funds. As at 31 December 2016, the Group has no ancillary own funds and hence the Group’s basic own funds are equal to the total available own funds. The eligible own funds are derived by applying Solvency II tiering limits to the tiered available own funds. As at 31 December 2016, the Group’s tier 1 restricted, tier 2 and tier 3 available own funds have not exceeded the tiering limits and hence the Group’s total available own funds are equal to the total eligible own funds.

(b)	Ordinary share capital and related share premium

The Group’s ordinary share capital represents the nominal value of 5 pence each fully paid equity shares issued. The difference between the proceeds received on issue of shares, net of issue costs, and the nominal value of shares issued is credited to the share premium account.

(c)	Surplus funds

Surplus funds arise from the Group’s with-profit funds in the UK and Asia (ie surplus funds arise from the certain of Group’s ring-fenced funds). The value of surplus funds reported represents the excess of assets over liabilities (excluding the risk margin) of those ring-fenced funds after deducting the present value of the expected future shareholder transfers (net of any related tax borne by the funds).

In accordance with the template S.23.01.22 (Own Funds) presentation requirements, the value of surplus funds reported on the face of the template is prior to ring-fencing related restrictions being applied. The related restrictions are included as a deduction in the Reconciliation Reserve under ‘Restrictions applied to own funds due to ring-fencing’. As such, the contribution of surplus funds towards the Group’s own funds is lower than the £10,579 million disclosed above.

(d)	Reconciliation reserve

The reconciliation reserve represents the residual of excess of assets over liabilities after deducting (i) equity share capital comprising ordinary share capital and share premium; (ii) surplus funds; (iii) the restriction applied to own funds due to ring fencing; (iv) value of net deferred tax assets; (v) own shares held on the Group’s balance sheet and (vi) minority interests.

(e)	Subordinated liabilities

This is the valuation under Solvency II requirements (similar to fair value) of the Group’s subordinated liabilities that under the Solvency II regulations (including permitted grandfathering) is permitted to be treated as capital.

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E.	Capital Management

In June and September 2016, the Company issued a US$1,000 million 5.25 per cent and US$725 million 4.375 per cent Tier 2 subordinated debt.

The subordinated debt treated as capital as shown above of £6,346 million as at 31 December 2016 is as follows:

31 December 2016	£m	Tier	Callable dates
US$250m 6.75% Perpetual Subordinated Capital Securities*	204	Restricted Tier 1**	Quarterly since 23 September 2009
US$300m 6.5% Perpetual Subordinated Capital Securities*	245	Restricted Tier 1**	Quarterly since 23 September 2010
US$550m 7.75% Perpetual Subordinated Capital Securities*	446	Restricted Tier 1**	Quarterly since 23 June 2016
Perpetual subordinated capital securities (Tier 1 - restricted)	895
US$1,000m 6.5% Perpetual Subordinated Capital Securities	814	Tier 2**	Quarterly since 23 December 2008
EUR€20m Medium Term Subordinated Notes 2023	17	Tier 2**	Bullet maturity on 10 July 2023
GBP£435m 6.125% Subordinated Notes 2031	645	Tier 2**	Bullet maturity on 19 December 2031
GBP£400m 11.375% Subordinated Notes 2039	431	Tier 2**	Semi-annually from 29 May 2019
GBP£700m 5.7% Subordinated Notes 2063	916	Tier 2**	Semi-annually from 19 December 2043
GBP£600m 5% Subordinated Notes 2055	687	Tier 2	Semi-annually from 20 July 2035
US$700m 5.25% Perpetual Subordinated Capital Securities	565	Tier 2	Quarterly from 23 March 2018
US$1,000m 5.25% Perpetual Medium Term Notes	799	Tier 2	Quarterly from 20 January 2021
US$725m 4.375% Perpetual Medium Term Notes	577	Tier 2	Quarterly from 20 October 2021
Subordinated securities and notes (Tier 2)	5,451
Subordinated debt total	6,346
*

These securities can be converted, in whole or in part, at the Company’s option and subject to certain conditions, on any interest payment date, into one or more series of Prudential preference shares.

**	Grandfathered tiering – see Section E.1.5.

(f)	Value of net deferred tax assets

This represents the value of net assets as disclosed on the Solvency II balance sheet which is required to be treated as tier 3 capital under the Solvency II regulations.

(g)	Non-available own funds

This represents the £486 million reduction to the own funds of the Group’s Asian life operations, as agreed with the Prudential Regulation Authority. This is discussed further under Section E.1.6.

E.1.4	Reconciliation of the Group IFRS shareholders’ equity to the excess of assets over liabilities on the Solvency II balance sheet and to Solvency II eligible own funds

The ‘excess of assets over liabilities’ on the Solvency II balance sheet is not equivalent to own funds as a number of adjustments are made on the own funds template to restrict the valuation.

The reconciliation of the Group IFRS shareholders’ equity to the excess of assets over liabilities on the Solvency II balance sheet to Solvency II eligible own funds value of the Group is as shown below:

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E.	Capital Management

	31 Dec 2016 £m
IFRS shareholders’ equity		14,666
Non-controlling interest/minority interest		1
IFRS total equity		14,667
Revaluation of US insurance entities from IFRS to US Statutory valuation	(2,203)
Removal of DAC, goodwill and intangibles	(3,823)
Change in valuation of technical provisions (and related liabilities), net of reinsurance	11,603
Impact of risk margin (net of transitionals)	(3,070)
Change in value of deferred tax principally as a result of valuation changes	(1,154)
Revaluation of the Group’s asset managers to local sectoral basis	(216)
Other valuation differences	(551)
Total valuation differences for shareholder-backed business (see also Section D.1.1 for further explanation on the line by line balance sheet valuation differences)		586
Addition of excess of assets over liabilities on a Solvency II basis before any restriction for ring-fenced funds		14,109
Excess of assets over liabilities as recorded in the Solvency II Balance Sheet		29,362
Subordinated debt recognised as capital		6,346
Own shares (recorded as an asset on the Solvency II balance sheet but deducted from own funds)		(161)
Reduction in Asia’s own funds, as agreed with the Prudential Regulation Authority		(486)
Restrict ring-fenced funds own funds to the value of their SCR and the value of the shareholders transfers		(3,878)
Eligible own funds at 31 December 2016		31,183

The reconciliation above follows the format of the reporting templates and separately identifies those items which adjust the excess of assets over liabilities shown on the balance sheet to eligible own funds. It also reflects other presentational differences between the IFRS and Solvency II balance sheet such as the Korea life business’s assets and liabilities being presented on a line by line basis , rather than the IFRS treatment as a single line held for sale item.

E.1.5 Transitional measures relating to the grandfathering of subordinated debt

(Unaudited)

The classification of certain of the Group’s subordinated debt has been grandfathered into restricted Tier 1 and Tier 2 capital in accordance with the transitional provisions of the Solvency II implementation. The grandfathered subordinated debt is identified in the table in Section E.1.3 (e) above.

Of the £6,346 million of subordinated debt treated as capital as at 31 December 2016, all of the restricted Tier 1 debt totalling £895 million and £2,823 million of the Tier 2 debt were subject to the grandfathering transitional provisions. The transitional provisions last for 10 years from the implementation date of Solvency on 1 January 2016. The next callable dates for these grandfathered debt are as shown in the table in Section E.1.3 (e).

E.1.6 Significant restriction to the fungibility and transferability of own funds

(Unaudited)

The Group has considered the specific provisions of national law, insolvency law, contract law and product regulation of the insurance subsidiary’s jurisdiction of operations in determining the appropriate treatment of ring-fenced funds.

For ring-fenced funds, own funds are adjusted to reflect that the funds have a reduced capacity to fully absorb losses on a going-concern basis due to their lack of fungibility within the insurance group. The contribution to Group or insurance subsidiary own funds from a ring-fenced fund is restricted such that the contribution to own funds from the ring-fenced fund is equal to the notional SCR for that ring-fenced fund and the value of shareholders transfers. The impact of ring-fenced funds on the Group’s solvency position is shown in E.1.2.

In addition, in line with Solvency II requirements, Prudential considers the extent to which own funds are transferable around the Group within nine months under stressed market conditions (to a 1-in-200 level). This test resulted in a £486 million reduction to available own funds at 31 December 2016 in respect of the Group’s business in Asia, as agreed with the Prudential Regulation Authority.

E.1.7 Other information on the Group own funds

All of the Group’s equity capital and the subordinated debt treated as capital as listed in Section E.1.3 (e) above are issued by the ultimate parent company, Prudential plc.

In addition, Jackson, consolidated via the Deduction and Aggregation method, has in issue US$250 million 8.15 per cent Surplus Notes 2027. There is no tiering for these notes under Jackson’s local regulations. For the purpose of the Group solvency, Jackson’s surplus notes have been categorised on the Solvency II quantitative reporting template as Tier 2.

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E.	Capital Management

All intercompany transactions and balances are eliminated upon consolidation of the Group own funds. In particular this includes transactions and balances between insurance entities and other financial sector entities. In this case the value of other financial sector entities presented in the ‘Holdings in related undertakings, including participations’ line in the balance sheet is after deducting intercompany balances. Similarly transactions between the US insurance subsidiaries and the rest of the Group are eliminated. The value of the Brooke Life Insurance Company sub-group included in the ‘Holdings in related undertakings, including participations’ line on the balance sheet is therefore after deduction of any intercompany balances.

In the context of the valuation of technical provisions, the Group’s best estimate of technical provisions is the sum of the best estimates of technical provisions of individual insurance subsidiaries, adjusted for intra-group transactions relating to internal reinsurance arrangements.

E.2	Solvency Capital Requirement (SCR) and Minimum Capital Requirement (MCR)

(Unaudited)

E.2.1 Methodology

For the purpose of Solvency II regulatory reporting and risk management, Prudential has approval to use an internal model for calculating the Group SCR, together with solo entity SCRs for each EEA based insurance entity (namely The Prudential Assurance Company, Prudential Pensions Limited and Prudential International Assurance (PIA)). The assets and liabilities of these entities are valued on a Solvency II basis.

The US insurance companies are aggregated into the Group SCR using Method 2: deduction and aggregation, as a result of which the internal model is described as ‘partial’. For the applicable US entities (Brooke Life Insurance Company, Jackson National Life Insurance Company (‘Jackson’) and Jackson National Life Insurance Company of New York (Jackson NY) capital in excess of 250 per cent of the US local Risk Based Capital requirement is allowed for as follows:

—	Own funds: represents local US Risk Based available capital less 100 per cent of the US Risk Based Capital requirement (Company Action Level);
—	Solvency Capital Requirement: represents 150 per cent of local US Risk Based Capital requirement (Company Action Level); and
—	No diversification benefits are taken into account between the US insurance companies and the rest of the Group.

Aside from US insurance companies, all other companies are included within the scope of the internal model. In line with Solvency II requirements, capital requirements for asset managers and non-regulated entities carrying out financial activities have been derived using sectoral rules and notional sectoral rules respectively.

The consolidated Group SCR is then determined as the sum of SCRs arising from the internal model (using method 1: Accounting and consolidation) and Method 2: deduction and aggregation without any allowance for diversification.

E.2.2 Components of SCR

At 31 December 2016, the Group consolidated SCR is £18,245 million, consisting of:

—	£16,898 million from entities using the internal model and consolidated using method 1, including:
—	£16,327 million SCR for insurance and reinsurance undertakings in the UK and Asia, as well as the central holding companies; and
—	£571 million from asset managers and non-regulated entities carrying out financial activities; and
—	£1,347 million from entities consolidated using method 2.

The £16,327 million arising from insurance and reinsurance undertakings under method 1 has been derived allowing for diversification benefits between risks and territories. The table below shows the undiversified SCR by risk category and the benefit of diversification:

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E.	Capital Management

Risk components	Group SCR (£m)
Interest rate risk	7,152
Equity risk	5,850
Property risk	1,231
Spread risk	10,059
Concentration risk	146
Currency risk	3,928
Diversification within market risk	(11,677)
Other counterparty risk	458
Mortality risk	745
Longevity risk	4,598
Disability - morbidity risk	1,117
Persistency - mass lapse	3,852
Persistency - other lapse risk	1,840
Expense risk	2,438
Life catastrophe risk	347
Diversification within life underwriting risk	(9,797)
Other non-life underwriting risk	21
Operational risk	1,703
Loss-absorbing capacity of deferred tax	(2,520)
Total undiversified components	21,491
Diversification between market and underwriting risks	(5,164)
Total	16,327

The minimum consolidated Group SCR is calculated as the sum of:

–	The Minimum Capital Requirements (MCR) of the EEA authorised insurance and reinsurance undertakings included in the scope of method 1; and
–

The local capital requirements, at which the authorisation would be withdrawn, for third country insurance and reinsurance undertakings included in the scope of method 1, independently of any equivalence finding.

At 31 December 2016, the minimum Group SCR amounts to £8,269 million, consisting of a £3,355 million MCR from the EEA insurance entities, calculated under Solvency II basis; and a £4,914 million from the minimum capital requirement under the local solvency regime of the other insurance businesses.

E.3	Use of the duration-based equity risk sub-module in the calculation of the SCR

(Unaudited)

Prudential has not used the duration-based equity risk sub-module in the calculation of its SCR as it is a standard formula approach and not applicable to a partial internal model firm such as Prudential.

E.4	Differences between the standard formula and any internal model used

(Unaudited)

E.4.1    Overview

The Group’s Internal Model, which is calibrated to the rules and requirements of the Solvency II Directive, is a key risk management tool and refers to the collection of systems and processes used to identify, monitor and quantify risks for the purpose of calculating the Solvency II Pillar 1 and ECap requirements. This is a risk-based measure and, compared to the Standard Formula (as described below), has the advantage of better reflecting the specifics of the Group’s businesses and risks.

The Standard Formula capital refers to the capital that is calculated in line with the standard formula rules provided by the Solvency II Directive. Even though Standard Formula, as part of Solvency II, represents a risk-based measure, it is based on a set of prescribed parameters, calibrated for European insurers and therefore it does not fully reflect the characteristics of a global group like Prudential and the specific structure and risks the Group is exposed to.

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E.	Capital Management

E.4.2 Internal model application

Prudential applied to use a partial internal model in late June 2015. In early December 2015 the application was approved by the PRA. This was followed by an application to the PRA for a ‘major model change’ to the internal model in 2016, which was approved by the PRA to be effective for full year 2016 reporting. The model has been approved to calculate, in respect of all material quantifiable risks, both the:

—	Consolidated Group SCR at the level of Prudential plc covering all parts of Prudential Group with the exception of the US based insurance entities and their subsidiaries; and
—	Solo entity SCRs for each applicable European Economic Area based insurance entity.

As required in Article 101 of Directive 2009/138/EC, the SCR from the approved internal model is calculated as the Value-at-Risk of the basic own funds of an (re)insurance undertaking at a confidence level of 99.5 per cent over a one-year period. The main risk categories allowed for in the internal model are shown in Section E2.2. Within these categories, underlying ‘risk drivers’ are specified as the result of an annual risk identification process across the Group. A model is defined and calibrated for each underlying risk driver and these are combined with an appropriate dependency structure and simulated to generate multiple thousands of combined risk scenarios. These risk scenarios are applied to all the assets and liabilities of the Group (for each entity within the scope of the internal model) to generate a wide range of possible outcomes for the Group’s total net assets. For simplicity, and to avoid circularity, the risk margin is held constant in all these risk scenarios. The resulting probability distribution of the Group’s net assets is used to calculate the internal model SCR, by subtracting the 99.5th worst percentile outcome from the unstressed balance sheet.

The data used in the internal model covers the following:

—	Liability data;
—	Asset data;
—	Finance data;
—	Operational risk data;
—	Policyholder data;
—	Data used in setting assumptions, including demographic, economic and other; and
—	Other relevant data required by the internal model and technical provisions.

The quality of the data is subject to an internal model data quality framework to ensure the accuracy, completeness, appropriateness and timeliness of the data.

E.4.3 Internal model vs standard formula

Key differences between the calculation of the internal formula SCR and the standard formula SCR include:

—

Whereas the standard formula stresses and correlations are prescribed, the internal model risk scenarios reflect Prudential’s specific risk profile and are derived from a combination of data analysis and expert judgement, subject to the internal model tests and standards required by the Solvency II Directive (see further detail in the table below);

—

Although the same broad risk categories are used to group risk drivers in the internal model, the internal model risk drivers within each category are typically much more granular than the broad risk categories considered under the standard formula. For example, the internal model risk drivers typically vary by country, as well as by other attributes of the risk, whereas many of the standard formula stresses do not vary by country;

—

The internal model also covers some risks that are not included in the standard formula (for example equity implied volatility risk, interest rate implied volatility risk and government bond spread risk);

—

The internal model SCR is derived by combining underlying risk drivers together into combined stress scenarios, and then ranking the outcomes of applying these stress scenarios to the Group’s balance sheet to derive the 99.5th worst percentile outcome. Conversely, the standard formula SCR is derived by calculating the impact on the balance sheet of each prescribed stress separately and then aggregating these outcomes using prescribed correlation matrices. Therefore the internal model allows for the impact on the balance sheet of combinations of risks occurring together, whereas the standard formula only considers each risk in isolation; and

—

The internal model allows for the matching adjustment ring-fence to vary in each risk scenario, reflecting changes in the value of the corresponding liabilities. Therefore diversification is allowed for between risks inside and risks outside the matching adjustment portfolios. Conversely, because the standard formula does not consider the impacts of combinations of risks occurring together, it requires that no diversification is recognised between the risks inside and the risks outside the matching adjustment portfolio.

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E.	Capital Management

Risk category	Standard formula	Internal model
Equity	Stresses vary between “Type 1” (listed EEA and OECD stocks) and “Type 2” (other countries, unlisted equities and alternative equity investments). A symmetric adjustment is applied to the level of stress to smooth out significant movements in markets close to the calculation date.	The model includes more granular stresses with calibrations set for each main equity benchmark index. At least one equity index is calibrated for each relevant global economy. Private equity, infrastructure equity and hedge funds are modelled using specific calibrations. Equity implied volatility is also modelled. No symmetric adjustment is applied.
Credit	For corporate bonds, loans and non-exempt sovereign bonds, credit risk is modelled by stressing credit spreads, with stresses varying by rating and duration bucket. European sovereign bonds are exempt from stress. Stresses on assets with an element of securitisation receive higher stresses, as do bonds with no credit rating. The matching adjustment is allowed for by a factor-based reduction of the spread stresses by rating.	Credit spreads, ratings migrations, defaults and fundamental spreads (for the UK matching portfolio) are all explicitly modelled. The spread stresses vary by credit rating, with calibrations differentiated by economy, product and duration bucket where appropriate. Internal credit assessments are used for bonds and loans without an agency rating and to uplift stresses for assets where structuring introduces additional risk. Spread stresses are applied to sovereign bonds, taking into account the credit risk of the issuing government. The matching adjustment is calculated dynamically based on the bond yields and fundamental spread being modelled in each risk scenario.
Yields	Interest rate stresses are defined as bi-directional stresses to the base risk-free curve which vary by term but not by country.	Stresses are calibrated for each relevant global economy, and stresses to the shapes of risk-free yield curves are modelled using an industry-standard ‘principal component’ methodology. Stressed curves are re-extrapolated beyond the last liquid point for each economy using the methodology specified by EIOPA. Interest rate implied volatility and inflation risk are also modelled.
Property	There is a single property stress applied globally to the value of all assets classified as property.	Property stresses are differentiated by type of property, with separate calibrations for commercial and residential property. The model also separates the risks relating to contractually fixed rental income from that relating to capital growth where this is relevant for the matching adjustment.
Currency	For the Group result, a pair of up and down stresses is applied to the non-GBP net asset value in each business, and then aggregated. This approach also implicitly captures any asset-liability currency mismatch in each country.	A calibration is derived for each currency relative to UK sterling (which is the Group’s reporting currency). Global currency outcomes are simulated and used to translate all assets and liabilities into sterling in each risk scenario, thereby including the effect of currency “translation” as well as asset-liability currency mismatches within countries.
Concentration	The capital charge is based on the relative size of individual exposures as a proportion of the overall asset portfolio. Some non-EEA sovereigns are included, depending on their credit rating.	A similar approach is used as for the standard formula, with a more risk-based approach adopted for Asia sovereigns.
Counterparty default risk	Counterparty default risk is calculated taking into account the loss-given-default and probability of default, using fixed factors. Separate parameters and different aggregation approaches are applied for Type 1 exposures (eg derivatives, reinsurance, deposits) compared to Type 2 exposures (eg receivables from intermediaries).	A stochastic portfolio model (calibrated by credit rating) is used to capture counterparty risk, allowing for stochastic default and recovery rates. The model allows for counterparty exposures to increase under stressed conditions arising from other market and insurance risks.
Lapse	Policyholder lapse rates are stressed in both directions and a mass lapse stress is also applied. The capital charge is based on the	The lapse calibration is more granular and includes stresses to lapse assumptions, mass lapses, premium holiday and partial withdrawal exposures where

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E.	Capital Management

Risk category	Standard formula	Internal model
	largest of these impacts. The stresses are fixed for all countries and products (except for “group policies” which have a higher capital charge).	relevant. The stresses vary by country and product type as appropriate.
Longevity	A downward stress to mortality rates is applied to all relevant business.	The longevity calibration is more granular and includes stresses to base mortality rates and longevity trend assumptions separately. Calibrations are differentiated by gender and by different blocks of business, as appropriate.
Mortality & Life catastrophe	An increase in best estimate mortality rates and an instantaneous catastrophe risk stress are applied to all relevant business.	The mortality calibration is more granular and allows stresses to vary by country, as appropriate, including stresses to both best estimate mortality rates and for catastrophe risks.
Morbidity	An increase in long-term morbidity rates is applied, including a reduction in morbidity recovery rates. The same stresses apply for all relevant business.	The morbidity calibration is more granular and allows morbidity stresses to vary for each country, reflecting the relevant exposures. The calibration allows for risks relating to the rates of morbidity and to the rates of recovery.
Expense	Both the level of expenses and level of expense inflation are stressed under the standard formula. The same stresses apply to all business.	Expense level and expense inflation risks are modelled, with stresses calibrated individually by business unit and by product type where appropriate.
Operational	Operational risk is calculated using a factor based approach applied to premiums, technical provisions and unit linked expenses.	Individual operational risks are assessed bottom-up in each of the businesses, and modelled using a frequency-severity model. These are combined with correlation assumptions to produce aggregate probability distributions of potential operational losses.

E.5     Non-compliance with the MCR and non-compliance with the SCR

The Group’s Solvency Capital Requirement and Minimum Capital Requirements have been met during 2016.

E.6     Any other information

There is no other material information regarding the Group’s capital management other than those disclosed in the sections above.

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Statement of Directors’ Responsibilities

The Directors of Prudential plc acknowledge their responsibility for preparing the Group SFCR in all material respects in accordance with the PRA Rules and the Solvency II Regulations.

The Directors are satisfied that:

a)

throughout the financial year in question, the Group has complied in all material respects with the requirements of the PRA Rules and the Solvency II Regulations as applicable at the level of the Group; and

b)	it is reasonable to believe that the Group has continued so to comply subsequently and will continue so to comply in future.

Signed on behalf of the Board of Directors

/s/ Mike Wells

Mike Wells

Group Chief Executive

17 May 2017

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Independent Auditor’s Report

Report of the external independent auditor to the Directors of Prudential plc (‘the Company’) pursuant to Rule 4.1 (2) of the External Audit Chapter of the PRA Rulebook applicable to Solvency II firms

Except as stated below, we have audited the following documents prepared by Prudential plc as at 31 December 2016:

●

The ‘Valuation for solvency purposes’ and ‘Capital Management’ sections of the Group Solvency and Financial Condition Report of Prudential plc as at 31 December 2016, (‘the Narrative Disclosures subject to audit’); and

●	Group templates S02.01.02, S22.01.22, S23.01.22, S32.01.22 (‘the Templates subject to audit’).

The Narrative Disclosures subject to audit and the Templates subject to audit are collectively referred to as the ‘Relevant Elements of the Group Solvency and Financial Condition Report’.

We are not required to audit, nor have we audited, and as a consequence do not express an opinion on the Other Information which comprises:

●

information contained within the Relevant Elements of the Group Solvency and Financial Condition Report set out about above which are, or derive from the Solvency Capital Requirement, as identified in the Appendix to this report;

●	The ‘Business and performance’, ‘System of governance’ and ‘Risk profile’ sections of the Group Solvency and Financial Condition Report;
●	Group templates S05.01.02, S05.02.01, S.25.02.22;
●

information calculated in accordance with the previous regime used in the calculation of the transitional measure on technical provisions, and as a consequence all information relating to the transitional measures on technical provisions as set out in the Appendix to this report;

●	the written acknowledgement by the Directors of their responsibilities, including for the preparation of the Group Solvency and Financial Condition Report (‘the Responsibility Statement’);
●

information which pertains to an undertaking that is not a Solvency II undertaking and has been prepared in accordance with PRA rules other than those implementing the Solvency II Directive or in accordance with an EU instrument other than the Solvency II regulations (‘the sectoral information’).

To the extent the information subject to audit in the Relevant Elements of the Group Solvency and Financial Condition Report includes amounts that are totals, sub-totals or calculations derived from the Other Information, we have relied without verification on the Other Information.

Respective responsibilities of directors and auditor

As explained more fully in the Responsibility Statement, the Directors are responsible for the preparation of the Group Solvency and Financial Condition Report in accordance with the financial reporting provisions of the PRA rules and Solvency II regulations which have been modified by the modifications, and supplemented by the approvals and determinations made by the PRA under section 138A of FSMA, the PRA Rules and Solvency II regulations on which they are based.

The Directors are also responsible for such internal control as they determine is necessary to enable the preparation of a Group Solvency and Financial Condition Report that is free from material misstatement, whether due to fraud or error.

Our responsibility is to audit, and express an opinion on, the Relevant Elements of the Group Solvency and Financial Condition Report in accordance with applicable law and International Standards on Auditing (UK and Ireland) together with ISA (UK) 800 and ISA (UK) 805. Those standards require us to comply with the Auditing Practices Board’s Ethical Standards for Auditors.

Scope of the audit of the Relevant Elements of the Group Solvency and Financial Condition Report

A description of the scope of an audit is provided on the Financial Reporting Council’s website at www.frc.org.uk/auditscopeukprivate.

Opinion on the Relevant Elements of the Group Solvency and Financial Condition Report

In our opinion, the information subject to audit in the Relevant Elements of the Group Solvency and Financial Condition Report of Prudential plc as at 31 December 2016 is prepared, in all material respects, in accordance with the financial reporting provisions of the PRA Rules and Solvency II regulations on which they are based, as modified by relevant supervisory modifications, and as supplemented by supervisory approvals and determinations.

Emphasis of Matter – Basis of Accounting

We draw attention to the ‘Valuation for solvency purposes’ and ‘Capital Management’ sections of the Group Solvency and Financial Condition Report, which describe the basis of accounting. The Group Solvency and Financial Condition Report is prepared in compliance with the financial reporting provisions of the PRA Rules and Solvency II regulations, and therefore in accordance with a special purpose financial reporting framework. The Solvency and Financial Condition Report is required to

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be published, and intended users include but are not limited to the Prudential Regulation Authority. As a result, the Group Solvency and Financial Condition Report may not be suitable for another purpose. Our opinion is not modified in respect of this matter.

Other Matter

The Company has authority to calculate its Group Solvency Capital Requirement using an internal model (‘the Model’) approved by the Prudential Regulation Authority in accordance with the Solvency II Regulations. In forming our opinion (and in accordance with PRA Rules), we are not required to audit the inputs to, design of, operating effectiveness of and outputs from the Model, or whether the Model is being applied in accordance with the Company’s application or approval order.

Opinion on other matter prescribed by the PRA Rulebook

In our opinion, in accordance with Rule 4.2 of the External Audit Chapter of the PRA Rulebook, the sectoral information has been properly compiled in accordance with the PRA rules and EU instruments relating to that undertaking from information provided by members of the group and the relevant insurance group undertaking.

Matters on which we are required to report by exception

In accordance with Rule 4.1 (3) of the External Audit Chapter of the PRA Rulebook for Solvency II firms we are also required to consider whether the Other Information is materially inconsistent with our knowledge obtained in the audit of Prudential plc’s statutory financial statements. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

The purpose of our audit work and to whom we owe our responsibilities

This report of the external auditor is made solely to the company’s directors, as its governing body, in accordance with the requirement in Rule 4.1(2) of the External Audit Part of the PRA Rulebook and the terms of our engagement. We acknowledge that the directors are required to submit the report to the PRA, to enable the PRA to verify that an auditor’s report has been commissioned by the company’s directors and issued in accordance with the requirement set out in Rule 4.1(2) of the External Audit Part of the PRA Rulebook and to facilitate the discharge by the PRA of its regulatory functions in respect of the company, conferred on the PRA by or under the Financial Services and Markets Act 2000.

Our audit has been undertaken so that we might state to the company’s directors those matters we are required to state to them in an auditor’s report issued pursuant to Rule 4.1(2) and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company through its governing body, for our audit, for this report, or for the opinions we have formed.

/s/ KPMG LLP

KPMG LLP

15 Canada Square,

London, E14 5GL

17 May 2017

The maintenance and integrity of Prudential plc’s website is the responsibility of the directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the Solvency and Financial Condition Report since it was initially presented on the website.

Legislation in the United Kingdom governing the preparation and dissemination of Solvency and Financial Condition Reports may differ from legislation in other jurisdictions.

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Appendix A – relevant elements of the Group Solvency and Financial Condition Report that are not subject to audit

Group internal model

The relevant elements of the Group Solvency and Financial Condition Report that are not subject to audit comprise:

●	The following elements of Group template S.02.01.02:
–	Row R0550: Technical provisions – non-life (excluding health) – risk margin
–	Row R0590: Technical provisions – health (similar to non-life) – risk margin
–	Row R0640: Technical provisions – health (similar to life) – risk margin
–	Row R0680: Technical provisions – life (excluding health and index-linked and unit-linked) – risk margin
–	Row R0720: Technical provisions – Index-linked and unit-linked – risk margin
●	The following elements of Group template S.22.01.22
–	Column C0030 – Impact of transitional on technical provisions
–	Row R0010 – Technical provisions
–	Row R0090 – Solvency Capital Requirement
●	The following elements of Group template S.23.01.22
–	Row R0020: Non-available called but not paid in ordinary share capital at group level
–	Row R0060: Non-available subordinated mutual member accounts at group level
–	Row R0080: Non-available surplus at group level
–	Row R0100: Non-available preference shares at group level
–	Row R0120: Non-available share premium account related to preference shares at group level
–	Row R0150: Non-available subordinated liabilities at group level
–	Row R0170: The amount equal to the value of net deferred tax assets not available at the group level
–	Row R0190: Non-available own funds related to other own funds items approved by supervisory authority
–	Row R0210: Non-available minority interests at group level
–	Row R0380: Non-available ancillary own funds at group level
–	Rows R0410 to R0440 – Own funds of other financial sectors
–	Row R0680: Group SCR
–	Row R0740: Adjustment for restricted own fund items in respect of matching adjustment portfolios and ring fenced funds
–	Row R0750: Other non-available own funds
●	Elements of the Narrative Disclosures subject to audit identified as ‘Unaudited’.

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Templates Provided in the SFCR Implementing Technical Standard

Templates Provided in the SFCR Implementing Technical Standard

(All amounts are reported in £000)

S.02.01.02    Balance sheet

		Solvency II value
Assets		C0010
Intangible assets	R0030	-
Deferred tax assets	R0040	32,305
Pension benefit surplus	R0050	-
Property, plant & equipment held for own use	R0060	324,340
Investments (other than assets held for index-linked and unit-linked contracts)	R0070	203,075,747
Property (other than for own use)	R0080	10,626,917
Holdings in related undertakings, including participations	R0090	21,103,973
Equities	R0100	32,478,166
Equities - listed	R0110	32,346,090
Equities - unlisted	R0120	132,076
Bonds	R0130	107,997,894
Government Bonds	R0140	35,662,323
Corporate Bonds	R0150	66,553,717
Structured notes	R0160	-
Collateralised securities	R0170	5,781,854
Collective Investments Undertakings	R0180	25,710,034
Derivatives	R0190	2,923,338
Deposits other than cash equivalents	R0200	2,235,425
Other investments	R0210	-
Assets held for index-linked and unit-linked contracts	R0220	40,368,590
Loans and mortgages	R0230	13,452,989
Loans on policies	R0240	1,062,335
Loans and mortgages to individuals	R0250	1,794,110
Other loans and mortgages	R0260	10,596,544
Reinsurance recoverables from:	R0270	1,860,589
Non-life and health similar to non-life	R0280	4,340
Non-life excluding health	R0290	-
Health similar to non-life	R0300	4,340
Life and health similar to life, excluding health and index-linked and unit-linked	R0310	(14,420)
Health similar to life	R0320	(157,916)
Life excluding health and index-linked and unit-linked	R0330	143,496
Life index-linked and unit-linked	R0340	1,870,669
Deposits to cedants	R0350	-
Insurance and intermediaries receivables	R0360	442,500
Reinsurance receivables	R0370	368,921
Receivables (trade, not insurance)	R0380	1,715,996
Own shares (held directly)	R0390	160,728
Amounts due in respect of own fund items or initial fund called up but not yet paid in	R0400	-
Cash and cash equivalents	R0410	3,112,855
Any other assets, not elsewhere shown	R0420	-
Total assets	R0500	264,915,560

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Templates Provided in the SFCR Implementing Technical Standard

S.02.01.02    Balance Sheet

		Solvency II value
Liabilities		C0010
Technical provisions – non-life	R0510	58,118
Technical provisions – non-life (excluding health)	R0520	7,884
TP calculated as a whole	R0530	-
Best Estimate	R0540	7,884
Risk margin	R0550	-
Technical provisions - health (similar to non-life)	R0560	50,234
TP calculated as a whole	R0570	-
Best Estimate	R0580	48,224
Risk margin	R0590	2,010
Technical provisions - life (excluding index-linked and unit-linked)	R0600	173,298,002
Technical provisions - health (similar to life)	R0610	(1,180,100)
TP calculated as a whole	R0620	-
Best Estimate	R0630	(1,716,461)
Risk margin	R0640	536,361
Technical provisions – life (excluding health and index-linked and unit-linked)	R0650	174,478,102
TP calculated as a whole	R0660	-
Best Estimate	R0670	172,523,917
Risk margin	R0680	1,954,185
Technical provisions – index-linked and unit-linked	R0690	37,115,379
TP calculated as a whole	R0700	-
Best Estimate	R0710	35,483,726
Risk margin	R0720	1,631,653
Contingent liabilities	R0740	20,000
Provisions other than technical provisions	R0750	467,692
Pension benefit obligations	R0760	239,245
Deposits from reinsurers	R0770	-
Deferred tax liabilities	R0780	2,807,554
Derivatives	R0790	1,990,666
Debts owed to credit institutions	R0800	3,385,765
Financial liabilities other than debts owed to credit institutions	R0810	2,658,654
Insurance & intermediaries payables	R0820	2,512,662
Reinsurance payables	R0830	255,082
Payables (trade, not insurance)	R0840	4,369,300
Subordinated liabilities	R0850	6,375,025
Subordinated liabilities not in BOF	R0860	29,113
Subordinated liabilities in BOF	R0870	6,345,912
Any other liabilities, not elsewhere shown	R0880	-
Total liabilities	R0900	235,553,144
Excess of assets over liabilities	R1000	29,362,416

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Templates Provided in the SFCR Implementing Technical Standard

S.05.01.02    Premiums, claims and expenses by line of business

(Unaudited)

		Line of Business for: non-life insurance and reinsurance obligations (direct business and accepted proportional reinsurance)
		Medical expense insurance	Income protection insurance	Workers’ compensation insurance	Motor vehicle liability insurance	Other motor insurance	Marine, aviation and transport insurance	Fire and other damage to property insurance	General liability insurance	Credit and suretyship insurance
		C0010	C0020	C0030	C0040	C0050	C0060	C0070	C0080	C0090
Premiums written
Gross - Direct Business	R0110	78,498	-	-	-	-	-	-	-	-
Gross - Proportional reinsurance accepted	R0120	7	-	-	-	-	-	-	-	-
Gross - Non-proportional reinsurance accepted	R0130
Reinsurers’ share	R0140	8,599	-	-	-	-	-	-	-	-
Net	R0200	69,906	-	-	-	-	-	-	-	-
Premiums earned
Gross - Direct Business	R0210	75,673	-	-	-	-	-	-	-	-
Gross - Proportional reinsurance accepted	R0220	7	-	-	-	-	-	-	-	-
Gross - Non-proportional reinsurance accepted	R0230
Reinsurers’ share	R0240	8,183	-	-	-	-	-	-	-	-
Net	R0300	67,497	-	-	-	-	-	-	-	-
Claims incurred
Gross - Direct Business	R0310	36,586	-	-	-	-	-	-	-	-
Gross - Proportional reinsurance accepted	R0320	15	-	-	-	-	-	-	-	-
Gross - Non-proportional reinsurance accepted	R0330
Reinsurers’ share	R0340	3,475	-	-	-	-	-	-	-	-
Net	R0400	33,126	-	-	-	-	-	-	-	-
Changes in other technical provisions
Gross - Direct Business	R0410	326	-	-	-	-	-	-	-	-
Gross - Proportional reinsurance accepted	R0420	-	-	-	-	-	-	-	-	-
Gross - Non- proportional reinsurance accepted	R0430
Reinsurers’ share	R0440	-	-	-	-	-	-	-	-	-
Net	R0500	326	-	-	-	-	-	-	-	-
Expenses incurred	R0550	27,972	-	-	-	-	-	-	-	-
Other expenses	R1200
Total expenses	R1300

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Templates Provided in the SFCR Implementing Technical Standard

		Line of Business for: non-life insurance and reinsurance obligations (direct business and accepted proportional reinsurance)			Line of business for: accepted non-proportional reinsurance				Total
		Legal expenses insurance	Assistance	Miscellaneous financial loss	Health	Casualty	Marine, aviation, transport	Property
		C0100	C0110	C0120	C0130	C0140	C0150	C0160	C0200
Premiums written
Gross - Direct Business	R0110	-	-	-					78,498
Gross - Proportional reinsurance accepted	R0120	-	-	-					7
Gross - Non-proportional reinsurance accepted	R0130				-	-	-	-	-
Reinsurers’ share	R0140	-	-	-	-	-	-	-	8,599
Net	R0200	-	-	-	-	-	-	-	69,906
Premiums earned
Gross - Direct Business	R0210	-	-	-					75,673
Gross - Proportional reinsurance accepted	R0220	-	-	-					7
Gross - Non-proportional reinsurance accepted	R0230				-	-	-	-	-
Reinsurers’ share	R0240	-	-	-	-	-	-	-	8,183
Net	R0300	-	-	-	-	-	-	-	67,497
Claims incurred
Gross - Direct Business	R0310	-	-	-					36,586
Gross - Proportional reinsurance accepted	R0320	-	-	-					15
Gross - Non-proportional reinsurance accepted	R0330				-	-	-	-	-
Reinsurers’ share	R0340	-	-	-	-	-	-	-	3,475
Net	R0400	-	-	-	-	-	-	-	33,126
Changes in other technical provisions
Gross - Direct Business	R0410	-	-	-					326
Gross - Proportional reinsurance accepted	R0420	-	-	-					-
Gross - Non- proportional reinsurance accepted	R0430				-	-	-	-	-
Reinsurers’ share	R0440	-	-	-	-	-	-	-	-
Net	R0500	-	-	-	-	-	-	-	326
Expenses incurred	R0550								27,972
Other expenses	R1200								12
Total expenses	R1300								27,984

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Templates Provided in the SFCR Implementing Technical Standard

S.05.01.02    Premiums, claims and expenses by line of business

(Unaudited)

		Line of Business for: life insurance obligations						Life reinsurance obligations		Total
		Health insurance	Insurance with profit participation	Index-linked and unit- linked insurance	Other life insurance	Annuities stemming from non-life insurance contracts and relating to health insurance obligations	Annuities stemming from non-life insurance contracts and relating to insurance obligations other than health insurance obligations	Health reinsurance	Life reinsurance
		C0210	C0220	C0230	C0240	C0250	C0260	C0270	C0280	C0300
Premiums written
Gross	R1410	815,134	16,360,726	15,638,792	5,992,364				97,733	38,904,749
Reinsurers’ share	R1420	48,243	13,518	53,265	1,895,916					2,010,942
Net	R1500	766,891	16,347,208	15,585,527	4,096,448				97,733	36,893,807
Premiums earned
Gross	R1510	815,132	16,360,726	15,638,792	5,992,214				97,733	38,904,597
Reinsurers’ share	R1520	48,243	13,518	53,265	1,895,940					2,010,966
Net	R1600	766,889	16,347,208	15,585,527	4,096,274				97,733	36,893,631
Claims incurred
Gross	R1610	426,188	8,483,779	10,912,551	7,469,532				69,525	27,361,575
Reinsurers’ share	R1620	48,208	4,108	49,341	1,583,753					1,685,410
Net	R1700	377,980	8,479,671	10,863,210	5,885,779				69,525	25,676,165
Changes in other technical provisions
Gross	R1710	68,415	18,654,510	13,071,757	1,649,164				196,026	33,639,872
Reinsurers’ share	R1720	(7,453)	623	80,548	762,005					835,723
Net	R1800	75,868	18,653,887	12,991,209	887,159				196,026	32,804,149
Expenses incurred	R1900	214,959	2,508,154	788,477	2,107,472				(2,484)	5,616,578
Other expenses	R2500									162,149
Total expenses	R2600									5,778,727

Solvency and Financial Condition Report 2016   Prudential plc    79

Templates Provided in the SFCR Implementing Technical Standard

S.05.02.01    Premiums, claims and expenses by country

(Unaudited)

		Home Country	Top 5 countries (by amount of gross premiums written) - life obligations				Total Top 5 And Home Country
		C0150	C0160	C0170	C0180	C0190	C0210
	R1400		HK	ID	SG	US
		C0220	C0230	C0240	C0250	C0260	C0280
Premiums written
Gross	R1410	9,951,305	6,440,648	1,564,733	2,447,223	14,684,967	35,088,876
Reinsurers’ share	R1420	1,003,840	222,297	43,890	320,518	366,533	1,957,078
Net	R1500	8,947,465	6,218,351	1,520,843	2,126,705	14,318,434	33,131,798
Premiums earned
Gross	R1510	9,951,305	6,440,648	1,564,733	2,447,223	14,684,967	35,088,876
Reinsurers’ share	R1520	1,003,840	222,297	43,890	320,518	366,533	1,957,078
Net	R1600	8,947,465	6,218,351	1,520,843	2,126,705	14,318,434	33,131,798
Claims incurred
Gross	R1610	10,950,684	849,171	611,816	1,410,859	11,526,831	25,349,361
Reinsurers’ share	R1620	999,924	98,819	26,640	35,834	499,629	1,660,846
Net	R1700	9,950,760	750,352	585,176	1,375,025	11,027,202	23,688,515
Changes in other technical provisions
Gross	R1710	16,554,497	4,575,569	474,076	1,532,711	9,018,397	32,155,250
Reinsurers’ share	R1720	473,089	178,623	(395)	352,244	(169,659)	833,902
Net	R1800	16,081,408	4,396,946	474,471	1,180,467	9,188,056	31,321,348
Expenses incurred	R1900	1,184,443	1,813,891	382,889	402,846	988,767	4,772,836
Other expenses	R2500						143,999
Total expenses	R2600						4,916,835

Solvency and Financial Condition Report 2016   Prudential plc    80

Templates Provided in the SFCR Implementing Technical Standard

S.05.02.01    Premiums, claims and expenses by country

(Unaudited)

		Home Country	Top 5 countries (by amount of gross premiums written) non-life obligations	Total Top 5 and home country
		C0010	C0020	C0070
	C0010		HK
		C0080	C0090	C00140
Premiums written
Gross - Direct Business	R0110	-	74,275	74,275
Gross - Proportional reinsurance accepted	R0120	-	7	7
Gross - Non-proportional reinsurance accepted	R0130	-	-	-
Reinsurers’ share	R0140	-	8,084	8,084
Net	R0200	-	66,198	66,198
Premiums earned
Gross - Direct Business	R0210	-	70,671	70,671
Gross - Proportional reinsurance accepted	R0220	-	7	7
Gross - Non-proportional reinsurance accepted	R0230	-	-	-
Reinsurers’ share	R0240	-	7,667	7,667
Net	R0300	-	63,011	63,011
Claims incurred
Gross - Direct Business	R0310	-	35,829	35,829
Gross - Proportional reinsurance accepted	R0320	-	15	15
Gross - Non-proportional reinsurance accepted	R0330	-	-	-
Reinsurers’ share	R0340	-	3,232	3,232
Net	R0400	-	32,612	32,612
Changes in other technical provisions
Gross - Direct Business	R0410	-	326	326
Gross - Proportional reinsurance accepted	R0420	-	-	-
Gross - Non- proportional reinsurance accepted	R0430	-	-	-
Reinsurers’ share	R0440	-	-	-
Net	R0500	-	326	326
Expenses incurred	R0550	-	26,431	26,431
Other expenses	R1200			4
Total expenses	R1300			26,435

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Templates Provided in the SFCR Implementing Technical Standard

S.22.01.22    Impact of long-term guarantees and transitional measures

		Amount with LTG measures and transitionals	Impact of transitional on technical provisions	Impact of transitional on interest rate	Impact of volatility adjustment set to zero	Impact of matching adjustment set to zero
		C0010	C0030	C0050	C0070	C0090
Technical provisions	R0010	210,471,499	4,498,987	-	391,957	5,625,726
Basic own funds	R0020	26,637,804	(2,469,302)	-	(321,864)	(4,220,689)
Eligible own funds to meet SCR	R0050	31,182,789	(2,469,302)	-	(321,864)	(4,220,689)
SCR	R0090	18,244,740	457,505	-	165,489	4,582,791

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Templates Provided in the SFCR Implementing Technical Standard

S.23.01.22    Own funds

		Total	Tier 1 - unrestricted	Tier 1 - restricted	Tier 2	Tier 3
		C0010	C0020	C0030	C0040	C0050
Basic own funds before deduction for participations in other financial sector
Ordinary share capital (gross of own shares)	R0010	129,053	129,053		-
Non-available called but not paid in ordinary share capital at group level	R0020	-	-		-
Share premium account related to ordinary share capital	R0030	1,927,127	1,927,127		-
Initial funds, members’ contributions or the equivalent basic own - fund item for mutual and mutual-type undertakings	R0040	-	-		-
Subordinated mutual member accounts	R0050	-		-	-	-
Non-available subordinated mutual member accounts at group level	R0060	-		-	-	-
Surplus funds	R0070	10,578,566	10,578,566
Non-available surplus funds at group level	R0080	-	-
Preference shares	R0090	-		-	-	-
Non-available preference shares at group level	R0100	-		-	-	-
Share premium account related to preference shares	R0110	-		-	-	-
Non-available share premium account related to preference shares at group level	R0120	-		-	-	-
Reconciliation reserve	R0130	12,654,834	12,654,834
Subordinated liabilities	R0140	6,345,912		895,249	5,450,663	-
Non-available subordinated liabilities at group level	R0150	-		-	-	-
An amount equal to the value of net deferred tax assets	R0160	32,305				32,305
The amount equal to the value of net deferred tax assets not available at the group level	R0170	-				-
Other items approved by supervisory authority as basic own funds not specified above	R0180	-	-	-	-	-
Non available own funds related to other own funds items approved by supervisory authority	R0190	486,000	486,000	-	-	-
Minority interests (if not reported as part of a specific own fund item)	R0200	991	991	-	-	-
Non-available minority interests at group level	R0210	-	-	-	-	-
Own funds from the financial statements that should not be represented by the reconciliation reserve and do not meet the criteria to be classified as Solvency II own funds
Own funds from the financial statements that should not be represented by the reconciliation reserve and do not meet the criteria to be classified as Solvency II own funds	R0220	-	-
Deductions
Deductions for participations in other financial undertakings, including non-regulated undertakings carrying out financial activities	R0230	1,062,044	1,062,044	-	-
whereof deducted according to art 228 of the Directive 2009/138/EC	R0240	-	-	-	-	-
Deductions for participations where there is non-availability of information (Article 229)	R0250	-	-	-	-	-
Deduction for participations included by using D&A when a combination of methods is used	R0260	3,482,940	3,482,940	-	-	-
Total of non-available own fund items	R0270	486,000	486,000	-	-	-
Total deductions	R0280	5,030,984	5,030,984	-	-	-
Total basic own funds after deductions	R0290	26,637,804	20,259,587	895,249	5,450,663	32,305

Solvency and Financial Condition Report 2016   Prudential plc    83

Templates Provided in the SFCR Implementing Technical Standard

		Total	Tier 1 - unrestricted	Tier 1 - restricted	Tier 2	Tier 3
Ancillary own funds
Unpaid and uncalled ordinary share capital callable on demand	R0300	-			-
Unpaid and uncalled initial funds, members’ contributions or the equivalent basic own fund item for mutual and mutual - type undertakings, callable on demand	R0310	-			-
Unpaid and uncalled preference shares callable on demand	R0320	-			-	-
Letters of credit and guarantees under Article 96(2) of the Directive 2009/138/EC	R0350	-
Letters of credit and guarantees other than under Article 96(2) of the Directive 2009/138/EC	R0340	-			-

Supplementary members calls under first subparagraph of Article 96(3) of the Directive 2009/138/EC	R0360	-			-
Supplementary members calls - other than under first subparagraph of Article 96(3) of the Directive 2009/138/EC	R0370	-			-	-
Non available ancillary own funds at group level	R0380	-			-	-
Other ancillary own funds	R0390	-			-	-
Total ancillary own funds	R0400	-			-	-
Own funds of other financial sectors
Credit Institutions, investment firms, financial institutions, alternative investment fund manager, financial institutions	R0410	1,039,339	1,039,339	-	-
Institutions for occupational retirement provision	R0420	-	-	-	-	-
Non regulated entities carrying out financial activities	R0430	22,706	22,706	-	-
Total own funds of other financial sectors	R0440	1,062,045	1,062,045	-	-
Own funds when using the D&A, exclusively or in combination of method 1
Own funds aggregated when using the D&A and combination of method	R0450	3,200,402	2,573,717	-	201,900	424,785
Own funds aggregated when using the D&A and a combination of method net of IGT	R0460	3,482,940	2,856,255	-	201,900	424,785

Total available own funds to meet the consolidated group SCR (excluding own funds from other financial sector and from the undertakings included via D&A )	R0520	26,637,804	20,259,587	895,249	5,450,663	32,305
Total available own funds to meet the minimum consolidated group SCR	R0530	26,605,499	20,259,587	895,249	5,450,663
Total eligible own funds to meet the consolidated group SCR (excluding own funds from other financial sector and from the undertakings included via D&A )	R0560	26,637,804	20,259,587	895,249	5,450,663	32,305
Total eligible own funds to meet the minimum consolidated group SCR	R0570	22,808,588	20,259,587	895,249	1,653,752
Minimum consolidated Group SCR (Article 230)	R0610	8,268,759
Ratio of Eligible own funds to Minimum Consolidated Group SCR	R0650	2.76

Solvency and Financial Condition Report 2016   Prudential plc    84

Templates Provided in the SFCR Implementing Technical Standard

		Total	Tier 1 - unrestricted	Tier 1 - restricted	Tier 2	Tier 3
Total eligible own funds to meet the group SCR (including own funds from other financial sector and from the undertakings included via D&A )	R0660	31,182,789	24,177,887	895,249	5,652,563	457,090
Group SCR	R0680	18,244,740
Ratio of Eligible own funds to group SCR including other financial sectors and the undertakings included via D&A	R0690	1.71

		C0060
Reconciliation reserve
Excess of assets over liabilities	R0700	29,362,416
Own Shares - Group	R0710	160,728
Forseeable dividends, distributions and charges	R0720	-
Other basic own funds items	R0730	12,668,043
Adjustment for restricted own fund items of MAPs and RFFs	R0740	3,878,811
Other non available own funds	R0750	-
Reconciliation reserve before deduction for participations	R0760	12,654,834
Expected profits
Expected profits included in future premiums (EPIFP) - Life business	R0770	9,087,991	-
Expected profits included in future premiums (EPIFP) - Non-Life business	R0780	-	-
Total EPIFP	R0790	9,087,991	-

Solvency and Financial Condition Report 2016   Prudential plc    85

Templates Provided in the SFCR Implementing Technical Standard

S.25.02.22    Solvency Capital Requirement

(Unaudited)

Unique number of component	Component description	Calculation of the Solvency Capital Requirement	Amount modelled	USP	Simplifications
C0010	C0020	C0030	C0070	C0080	C0090
103	Interest rate risk	7,151,584	-	-	-
104	Equity risk	5,849,648	-	-	-
106	Property risk	1,231,132	-	-	-
107	Spread risk	10,059,088	-	-	-
108	Concentration risk	146,396	-	-	-
109	Currency risk	3,928,264	-	-	-
110	Other market risk	-	-	-	-
199	Diversification within market risk	(11,676,472)	-	-	-
203	Other counterparty risk	458,343	-	-	-
301	Mortality risk	744,590	-	-	-
302	Longevity risk	4,598,245	-	-	-
303	Disability-morbidity risk	1,117,292	-	-	-
304	Mass lapse	3,851,533	-	-	-
305	Other lapse risk	1,839,582	-	-	-
306	Expense risk	2,438,340	-	-	-
308	Life catastrophe risk	346,618	-	-	-
309	Other life underwriting risk	-	-	-	-
399	Diversification within life underwriting risk	(9,796,893)	-	-	-
505	Other non-life underwriting risk	21,197	-	-	-
701	Operational risk	1,703,224	-	-	-
801	Other risks	-	-	-	-
802	Loss-absorbing capacity of technical provisions	-	-	-	-
803	Loss-absorbing capacity of deferred tax	(2,520,401)	-	-	-
804	Other adjustments	-	-	-	-
	Total undiversified components	21,491,310

Solvency and Financial Condition Report 2016   Prudential plc    86

Templates Provided in the SFCR Implementing Technical Standard

Calculation of Solvency Capital Requirement		C0100
Total undiversified components	R0110	21,491,310
Diversification	R0060	(5,164,215)
Capital requirement for business operated in accordance with Art. 4 of Directive 2003/41/EC	R0160	-
Solvency capital requirement excluding capital add-on	R0200	16,327,095
Capital add-ons already set	R0210	-
Solvency capital requirement for undertakings under consolidated method	R0220	16,897,869
Other information on SCR
Amount/estimate of the overall loss-absorbing capacity of technical provisions	R0300	(18,046,998)
Amount/estimate of the overall loss-absorbing capacity of deferred taxes	R0310	(2,520,401)
Capital requirement for duration-based equity risk sub-module	R0400	-
Total amount of Notional Solvency Capital Requirements for remaining part	R0410	4,336,219
Total amount of Notional Solvency Capital Requirements for ring fenced funds (other than those related to business operated in accordance with Art. 4 of Directive 2003/41/EC (transitional))	R0420	3,653,177
Total amount of Notional Solvency Capital Requirement for matching adjustment portfolios	R0430	8,337,700
Diversification effects due to RFF SCR aggregation for article 304	R0440	-
Minimum consolidated group solvency capital requirement	R0470	8,268,759
Information on other entities
Capital requirement for other financial sectors (Non-insurance capital requirements)	R0500	570,774
Capital requirement for other financial sectors (Non-insurance capital requirements) - Credit institutions, investment firms and financial institutions, alternative investment funds managers, UCITS management companies	R0510	426,514
Capital requirement for other financial sectors (Non-insurance capital requirements) - Institutions for occupational retirement provisions	R0520	-
Capital requirement for other financial sectors (Non-insurance capital requirements) - Capital requirement for non- regulated entities carrying out financial activities	R0530	144,260
Capital requirement for non-controlled participation requirements	R0540	-
Capital requirement for residual undertakings	R0550	-

Overall SCR
SCR for undertakings included via D and A	R0560	1,346,871
Solvency capital requirement	R0570	18,244,740

Solvency and Financial Condition Report 2016   Prudential plc    87

Templates Provided in the SFCR Implementing Technical Standard

S.32.01.22    Undertakings in the scope of the group

								Criteria of Influence						Inclusion in the scope of Group supervision		Group solvency calculation
Country	Identification code of the undertaking	Type of code of the ID of the undertaking	Legal name of the undertaking	Type of undertaking	Legal form	Category (mutual/non mutual)	Supervisory Authority	% Capital Share	% Used for the establishment of accounting consolidated accounts	% Voting rights	Other criteria	Level of influence	Proportional Share used for group solvency calculation	Inclusion in the scope of Group supervision	Date of decision if art. 214 is applied	Method chosen and under method 1, treatment of the undertaking
C0010	C0020	C0030	C0040	C0050	C0060	C0070	C0080	C0180	C0190	C0200	C0210	C0220	C0230	C0240	C0250	C0260
PL	213800LX1ZMH6DNFQ324	LEI	Prudential Polska sp. z.o.o	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	zoo	Non-mutual		100.00%	100.00%	100.00%		Dominant	100.00%	Included into scope of group supervision		Method 1: Full consolidation
HK	2138009WTOEPLZY9DD74	LEI	Prudential General Insurance Hong Kong Limited	Non-life insurer	Ltd	Non-mutual	Office of the Commissioner of Insurance	100.00%	100.00%	100.00%		Dominant	100.00%	Included into scope of group supervision		Method 1: Full consolidation
AU	2138004GW3J6VILQSE49	LEI	Prudential Properties Trusty Pty Limited	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Pty Ltd	Non-mutual		100.00%	100.00%	100.00%		Dominant	100.00%	Included into scope of group supervision		Method 1: Full consolidation
GB	549300Y26HER4GS3N207	LEI	Infracapital Partners II LP	Other	LP	Non-mutual		25.98%	25.98%	25.98%		Dominant	25.98%	Included into scope of group supervision		Method 1: Adjusted equity method
LU	549300YUFF2S09Z74W50	LEI	M&G UK Residential Property Fund	Other	LP	Non-mutual		58.42%	58.42%	58.42%		Dominant	58.42%	Included into scope of group supervision		Method 1: Adjusted equity method
GB	213800CN3KTNSJP5BH32	LEI	MM and S (2375) Limited	Insurance holding company as defined in Art. 212§ [f] of Directive 2009/138/EC	Ltd	Non-mutual		100.00%	100.00%	100.00%		Dominant	100.00%	Included into scope of group supervision		Method 1: Full consolidation
GB	213800E2SWPCDVDKVT10	LEI	Scottish Amicable Finance plc	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	PLC	Non-mutual		100.00%	100.00%	100.00%		Dominant	100.00%	Included into scope of group supervision		Method 1: Full consolidation
GB	213800NMT7KIZI54UZ47	LEI	Pacus (UK) Limited	Other	Ltd	Non-mutual		100.00%	100.00%	100.00%		Dominant	100.00%	Included into scope of group supervision		Method 1: Adjusted equity method
GB	213800IOOJ2UW73HST28	LEI	PVM Partnerships Limited	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Ltd	Non-mutual		100.00%	100.00%	100.00%		Dominant	100.00%	Included into scope of group supervision		Method 1: Full consolidation
GB	5493007NCUF32CEV5206	LEI	Infracapital Partners LP	Other	LP	Non-mutual		33.04%	33.04%	33.04%		Dominant	33.04%	Included into scope of group supervision		Method 1: Adjusted equity method
GG	549300CPGSOCNCMGCS44	LEI	M&G Real Estate Debt Fund LP	Other	LP	Non-mutual		29.15%	29.15%	29.15%		Significant	29.15%	Included into scope of group supervision		Method 1: Adjusted equity method
GB	549300DN2BTJ8BY6XW35	LEI	Prudential Greenfield LP	Other	LP	Non-mutual		100.00%	100.00%	100.00%		Dominant	100.00%	Included into scope of group supervision		Method 1: Adjusted equity method

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Templates Provided in the SFCR Implementing Technical Standard

								Criteria of Influence						Inclusion in the scope of Group supervision		Group solvency calculation
Country	Identification code of the undertaking	Type of code of the ID of the undertaking	Legal name of the undertaking	Type of undertaking	Legal form	Category (mutual/non mutual)	Supervisory Authority	% Capital Share	% Used for the establishment of accounting consolidated accounts	% Voting rights	Other criteria	Level of influence	Proportional Share used for group solvency calculation	Inclusion in the scope of Group supervision	Date of decision if art. 214 is applied	Method chosen and under method 1, treatment of the undertaking
GB	549300QCZ08083QNMD56	LEI	M&G UK Companies Financing Fund II LP	Other	LP	Non-mutual		48.32%	48.32%	48.32%		Dominant	48.32%	Included into scope of group supervision		Method 1: Adjusted equity method
GB	549300VKEYCB6Q0MC874	LEI	Prudential/M&G UK Companies Financing Fund LP	Other	LP	Non-mutual		34.42%	34.42%	34.42%		Dominant	34.42%	Included into scope of group supervision		Method 1: Adjusted equity method
MY	2138005WFVKWROJX1K97	LEI	Eastspring Al-Wara’ Investments Berhad	Credit institutions, investment firms and financial institutions	Sdn Bhd	Non-mutual	Securities Commission Malaysia	100.00%	100.00%	100.00%		Dominant	100.00%	Included into scope of group supervision		Method 1: Sectoral rules
AE	213800JFZ3RETCEZNQ19	LEI	Eastspring Investments Limited (In Liquidation)	Credit institutions, investment firms and financial institutions	Ltd	Non-mutual	Dubai Financial Services Authority	100.00%	100.00%	100.00%		Dominant	100.00%	Included into scope of group supervision		Method 1: Sectoral rules
VN	549300EGNS46ONJTBS89	LEI	Prudential Vietnam Finance Company Limited	Credit institutions, investment firms and financial institutions	Ltd	Non-mutual	State Bank of Vietnam	100.00%	100.00%	100.00%		Dominant	100.00%	Included into scope of group supervision		Method 1: Sectoral rules
GB	549300I8LYOK91HBX439	LEI	Prudential Distribution Limited	Other	Ltd	Non-mutual		100.00%	100.00%	100.00%		Dominant	100.00%	Included into scope of group supervision		Method 1: Adjusted equity method
US	213800O3P9W83RUNN964	LEI	Eastspring Investments Incorporated	Credit institutions, investment firms and financial institutions	Inc	Non-mutual	Securities and Exchange Commission	100.00%	100.00%	100.00%		Dominant	100.00%	Included into scope of group supervision		Method 1: Sectoral rules
GB	5493001GSK4HF84IOB02	LEI	Prudential Lifetime Mortgages Limited	Credit institutions, investment firms and financial institutions	Ltd	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%		Dominant	100.00%	Included into scope of group supervision		Method 1: Sectoral rules
IE	635400Y2PVABVU9VWJ83	LEI	Prudential International Management Services Limited	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Ltd	Non-mutual		100.00%	100.00%	100.00%		Dominant	100.00%	Included into scope of group supervision		Method 1: Full consolidation
GB	5493001Z3ZE83NGK8Y12GB20111	Specific Code	Prudential Europe Assurance Holdings Limited (In Liquidation)	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Ltd	Non-mutual		100.00%	100.00%	100.00%		Dominant	100.00%	Included into scope of group supervision		Method 1: Full consolidation
GB	2138006YAP8436IV7P84	LEI	Prudential UK Services Limited	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Ltd	Non-mutual		100.00%	100.00%	100.00%		Dominant	100.00%	Included into scope of group supervision		Method 1: Full consolidation
VN	2138008GPVCOS6R9L238	LEI	Eastspring Investments Fund Management Limited Liability Company	Credit institutions, investment firms and financial institutions	LLC	Non-mutual	State Securities Commission	100.00%	100.00%	100.00%		Dominant	100.00%	Included into scope of group supervision		Method 1: Sectoral rules
TW	213800ANMAAZGPH2NN22	LEI	Eastspring Securities Investment Trust Co., Ltd.	Credit institutions, investment firms and financial institutions	Ltd	Non-mutual	Financial Supervisory Commission	99.54%	99.54%	99.54%		Dominant	99.54%	Included into scope of group supervision		Method 1: Sectoral rules
PH	2138003TJV5HGIYNAP93	LEI	Pru Life Insurance Corporation of U.K.	Life insurer	Corp	Non-mutual	Insurance Commission	100.00%	100.00%	100.00%		Dominant	100.00%	Included into scope of group supervision		Method 1: Full consolidation
TH	5493005QDQORR48GKC51	LEI	Prudential Life Assurance (Thailand) Public Company	Life insurer	Pcl	Non-mutual	Office of Insurance Commission	99.93%	100.00% including	99.93%		Dominant	100.00%	Included into scope of group		Method 1: Full

Solvency and Financial Condition Report 2016   Prudential plc    89

Templates Provided in the SFCR Implementing Technical Standard

								Criteria of Influence						Inclusion in the scope of Group supervision		Group solvency calculation
Country	Identification code of the undertaking	Type of code of the ID of the undertaking	Legal name of the undertaking	Type of undertaking	Legal form	Category (mutual/non mutual)	Supervisory Authority	% Capital Share	% Used for the establishment of accounting consolidated accounts	% Voting rights	Other criteria	Level of influence	Proportional Share used for group solvency calculation	Inclusion in the scope of Group supervision	Date of decision if art. 214 is applied	Method chosen and under method 1, treatment of the undertaking
			Limited						0.07% of external interest					supervision		consolidation
KR	21380089LXSYEGGXPD65	LEI	PCA Life Insurance Co., Ltd.	Life insurer	Ltd	Non-mutual	Financial Supervisory Service	100.00%	100.00%	100.00%		Dominant	100.00%	Included into scope of group supervision		Method 1: Full consolidation
KR	2138007VKMOF2E1IV146	LEI	Eastspring Asset Management Korea Co. Ltd	Credit institutions, investment firms and financial institutions	Ltd	Non-mutual	Financial Supervisory Commission	100.00%	100.00%	100.00%		Dominant	100.00%	Included into scope of group supervision		Method 1: Sectoral rules
MY	2138003OVFZVDIQ7CL95	LEI	Prudential Services Asia Sdn. Bhd.	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Sdn Bhd	Non-mutual		100.00%	100.00%	100.00%		Dominant	100.00%	Included into scope of group supervision		Method 1: Full consolidation
GB	549300CWGK2ZW5YDGJ27	LEI	Prudential Pensions Limited	Life insurer	Ltd	Non-mutual	Prudential Regulation Authority	100.00%	100.00%	100.00%		Dominant	100.00%	Included into scope of group supervision		Method 1: Full consolidation
LU	222100N879GX063S5I68	LEI	M&G UK Property Fund	Other	UT	Non-mutual		100.00%	100.00%	100.00%		Dominant	100.00%	Included into scope of group supervision		Method 1: Adjusted equity method
SG	213800SMGSOS6FAF5H51	LEI	Prudential Singapore Holdings Pte.	Mixed-activity insurance holding company as defined in Art. 212§1 [g] of Directive 2009/138/EC	Pte Ltd	Non-mutual		100.00%	100.00%	100.00%		Dominant	100.00%	Included into scope of group supervision		Method 1: Full consolidation
ID	213800DEGR1LRZNWUP58	LEI	PT. Eastspring Investments Indonesia	Credit institutions, investment firms and financial institutions	PT	Non-mutual	Indonesia Financial Services Authority	99.95%	99.95%	99.95%		Dominant	99.95%	Included into scope of group supervision		Method 1: Sectoral rules
MY	213800YRIH5O6CR9KI82	LEI	Sri Han Suria Sdn. Bhd.	Insurance holding company as defined in Art. 212§ [f] of Directive 2009/138/EC	Sdn Bhd	Non-mutual		51.00%	100.00%	51.00%	100% economic benefit	Dominant	100.00%	Included into scope of group supervision		Method 1: Full consolidation
GH	213800HY58FJUASUYR33	LEI	Prudential Life Insurance Ghana Limited	Life insurer	Ltd	Non-mutual	National Insurance Commission	100.00%	100.00%	100.00%		Dominant	100.00%	Included into scope of group supervision		Method 1: Full consolidation
KE	213800K3ZD22TY21ZY43	LEI	Prudential Life Assurance Kenya Limited	Life insurer	Ltd	Non-mutual	Insurance Regulatory Authority	100.00%	100.00%	100.00%		Dominant	100.00%	Included into scope of group supervision		Method 1: Full consolidation
UG	213800AN1R3Q1OPTQY15	LEI	Prudential Assurance Uganda Limited	Life insurer	Ltd	Non-mutual	Insurance Regulatory Authority	100.00%	100.00%	100.00%		Dominant	100.00%	Included into scope of group supervision		Method 1: Full consolidation
KE	213800FYZCMA9TT7P289	LEI	Prudential Africa Services Limited	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Ltd	Non-mutual		100.00%	100.00%	100.00%		Dominant	100.00%	Included into scope of group supervision		Method 1: Full consolidation
IN	5493006RTXZTNY4TOY32	LEI	Prudential Process Management Services India Private Limited	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Ltd	Non-mutual		100.00%	100.00%	100.00%		Dominant	100.00%	Included into scope of group supervision		Method 1: Full consolidation
GB	2138009YMR1CEO641146	LEI	Prudential Holborn Life Limited	Mixed financial holding company as defined in Art. 212§1 [h] of Directive 2009/138/EC	Ltd	Non-mutual		100.00%	100.00%	100.00%		Dominant	100.00%	Included into scope of group supervision		Method 1: Full consolidation
GB	213800CIQKFH6G68V891	LEI	Prudential Financial Planning	Other	Ltd	Non-mutual		100.00%	100.00%	100.00%		Dominant	100.00%	Included into		Method 1:

Solvency and Financial Condition Report 2016   Prudential plc    90

Templates Provided in the SFCR Implementing Technical Standard

								Criteria of Influence						Inclusion in the scope of Group supervision		Group solvency calculation
Country	Identification code of the undertaking	Type of code of the ID of the undertaking	Legal name of the undertaking	Type of undertaking	Legal form	Category (mutual/non mutual)	Supervisory Authority	% Capital Share	% Used for the establishment of accounting consolidated accounts	% Voting rights	Other criteria	Level of influence	Proportional Share used for group solvency calculation	Inclusion in the scope of Group supervision	Date of decision if art. 214 is applied	Method chosen and under method 1, treatment of the undertaking
			Limited											scope of group supervision		Adjusted equity method
GB	549300E6K3IFR1YO2242	LEI	PGDS (UK One) Limited	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Ltd	Non-mutual		100.00%	100.00%	100.00%		Dominant	100.00%	Included into scope of group supervision		Method 1: Full consolidation
US	213800MNIDMHPJUKFT02	LEI	Brooke Holdings LLC	Mixed-activity insurance holding company as defined in Art. 212§1 [g] of Directive 2009/138/EC	LLC	Non-mutual		100.00%	100.00%	100.00%		Dominant	100.00%	Included into scope of group supervision		Method 1: Full consolidation
US	213800WXW2KG1N4CO374	LEI	Brooke (Holdco 1) Inc	Mixed-activity insurance holding company as defined in Art. 212§1 [g] of Directive 2009/138/EC	Inc	Non-mutual		100.00%	100.00%	100.00%		Dominant	100.00%	Included into scope of group supervision		Method 1: Full consolidation
GB	213800DMFHM9TUERL898	LEI	Prudential Real Estate Investments 3 Limited	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Ltd	Non-mutual		100.00%	100.00%	100.00%		Dominant	100.00%	Included into scope of group supervision		Method 1: Full consolidation
GB	21380036PITSKICBM891	LEI	Prudential Real Estate Investments 2 Limited	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Ltd	Non-mutual		100.00%	100.00%	100.00%		Dominant	100.00%	Included into scope of group supervision		Method 1: Full consolidation
GB	2138008TOJ3P2FHS5Y69	LEI	Prudential Equity Release Mortgages Limited	Non-regulated undertaking carrying out financial activities as defined in Article 1 (52) of Delegated Regulation (EU) 2015/35	Ltd	Non-mutual		100.00%	100.00%	100.00%		Dominant	100.00%	Included into scope of group supervision		Method 1: Sectoral rules
GB	2138008ZHAM1AWMXDI41	LEI	Prudential Real Estate Investments 1 Limited	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Ltd	Non-mutual		100.00%	100.00%	100.00%		Dominant	100.00%	Included into scope of group supervision		Method 1: Full consolidation
SG	213800JQX7714AQHVS14	LEI	Eastspring Investments Services Pte. Ltd.	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Pte Ltd	Non-mutual		100.00%	100.00%	100.00%		Dominant	100.00%	Included into scope of group supervision		Method 1: Full consolidation
JP	213800FOGSPR9NHW6M85	LEI	Eastspring Investments Limited	Credit institutions, investment firms and financial institutions	Ltd	Non-mutual	Financial Services Agency Japan	100.00%	100.00%	100.00%		Dominant	100.00%	Included into scope of group supervision		Method 1: Sectoral rules
SG	549300T0KLGA41EVVR68	LEI	Eastspring Investments (Singapore) Limited	Credit institutions, investment firms and financial institutions	Ltd	Non-mutual	Monetary Authority of Singapore	100.00%	100.00%	100.00%		Dominant	100.00%	Included into scope of group supervision		Method 1: Sectoral rules
HK	2138002PKE3Q3878TW57	LEI	Eastspring Investments (Hong Kong) Limited	Credit institutions, investment firms and financial institutions	Ltd	Non-mutual	Securities and Futures Commission of Hong Kong	100.00%	100.00%	100.00%		Dominant	100.00%	Included into scope of group supervision		Method 1: Sectoral rules
LU	213800Z86L7S11SJUK24	LEI	Eastspring Investments (Luxembourg) S.A	Credit institutions, investment firms and financial institutions	SA	Non-mutual	Commission de Surveillance du Secteur Financier	100.00%	100.00%	100.00%		Dominant	100.00%	Included into scope of group supervision		Method 1: Sectoral rules
GB	5493001Z3ZE83NGK8Y12	LEI	Prudential plc	Insurance holding company as defined in Art. 212§ [f] of Directive 2009/138/EC	PLC	Non-mutual		0%	0%	0%		0%	0%	Included into scope of group supervision		Method 1: Full consolidation
TH	549300G0G7D1QUTLIE22	LEI	Staple Limited	Insurance holding company as defined in Art. 212§ [f] of Directive 2009/138/EC	Ltd	Non-mutual		100.00%	100.00%	48.99%		Dominant	100.00%	Included into scope of group supervision		Method 1: Full consolidation
TH	213800JC2Y2666U6RT62	LEI	North Sathorn Holdings	Ancillary services undertaking as	Ltd	Non-mutual		100.00%	100.00%	90.57%		Dominant	100.00%	Included into		Method 1:

Solvency and Financial Condition Report 2016   Prudential plc    91

Templates Provided in the SFCR Implementing Technical Standard

								Criteria of Influence						Inclusion in the scope of Group supervision		Group solvency calculation
Country	Identification code of the undertaking	Type of code of the ID of the undertaking	Legal name of the undertaking	Type of undertaking	Legal form	Category (mutual/non mutual)	Supervisory Authority	% Capital Share	% Used for the establishment of accounting consolidated accounts	% Voting rights	Other criteria	Level of influence	Proportional Share used for group solvency calculation	Inclusion in the scope of Group supervision	Date of decision if art. 214 is applied	Method chosen and under method 1, treatment of the undertaking
			Company Limited	defined in Article 1 (53) of Delegated Regulation (EU) 2015/35										scope of group supervision		Full consolidation
HK	213800SNYIC4F5IRRR14	LEI	Prudential Corporation Asia Limited	Mixed-activity insurance holding company as defined in Art. 212§1 [g] of Directive 2009/138/EC	Ltd	Non-mutual		100.00%	100.00%	100.00%		Dominant	100.00%	Included into scope of group supervision		Method 1: Full consolidation
LA	213800434TZO81G53R63	LEI	Prudential Life Assurance (Lao) Company Limited	Life insurer	Ltd	Non-mutual	Ministry of Finance	100.00%	100.00%	100.00%		Dominant	100.00%	Included into scope of group supervision		Method 1: Full consolidation
GB	5493003ZPF75Q80XPB78	LEI	Prudential Africa Holdings Limited	Insurance holding company as defined in Art. 212§ [f] of Directive 2009/138/EC	Ltd	Non-mutual		100.00%	100.00%	100.00%		Dominant	100.00%	Included into scope of group supervision		Method 1: Full consolidation
KH	21380072WOWXRC8SLO49	LEI	Prudential (Cambodia) Life Assurance Plc.	Life insurer	Plc	Non-mutual	Ministry of Economy and Finance	100.00%	100.00%	100.00%		Dominant	100.00%	Included into scope of group supervision		Method 1: Full consolidation
MY	213800SE4NLFZRVYKJ48	LEI	PCA Reinsurance Co. Limited	Reinsurance undertaking	Ltd	Non-mutual	Labuan Financial Services Authority	100.00%	100.00%	100.00%		Dominant	100.00%	Included into scope of group supervision		Method 1: Full consolidation
TH	213800EUVBT5SSJ8II83	LEI	Thanachart Life Assurance Public Company Limited (In Liquidation)	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Pcl	Non-mutual		99.93%	100.00% including 0.07% of external interest	99.93%		Dominant	100.00%	Included into scope of group supervision		Method 1: Full consolidation
GB	2138004IT8M23LX9Z635	LEI	Prudential Services Limited	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Ltd	Non-mutual		100.00%	100.00%	100.00%		Dominant	100.00%	Included into scope of group supervision		Method 1: Full consolidation
GG	213800UMDZKNF2CDOO12	LEI	Furnival Insurance Company PCC Limited	Non-life insurer	Ltd	Non-mutual	Guernsey Financial Services Commission	100.00%	100.00%	100.00%		Dominant	100.00%	Included into scope of group supervision		Method 1: Full consolidation
GB	213800IIA1AW1VRTPK64	LEI	Prudential Portfolio Management Group Limited	Non-regulated undertaking carrying out financial activities as defined in Article 1 (52) of Delegated Regulation (EU) 2015/35	Ltd	Non-mutual		100.00%	100.00%	100.00%		Dominant	100.00%	Included into scope of group supervision		Method 1: Sectoral rules
GB	549300JVAI8CZD4HD451	LEI	Prudential Holdings Limited	Mixed-activity insurance holding company as defined in Art. 212§1 [g] of Directive 2009/138/EC	Ltd	Non-mutual		100.00%	100.00%	100.00%		Dominant	100.00%	Included into scope of group supervision		Method 1: Full consolidation
GB	5493002C5QLMYRKL5W76	LEI	The Greenpark (Reading) Limited Partnership (In liquidation)	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	LP	Non-mutual		100.00%	100.00%	100.00%		Dominant	100.00%	Included into scope of group supervision		Method 1: Full consolidation
SG	213800AOG2WI3K6YED94	LEI	Prudential Services Singapore Pte. Ltd.	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Pte Ltd	Non-mutual		100.00%	100.00%	100.00%		Dominant	100.00%	Included into scope of group supervision		Method 1: Full consolidation
HK	213800P3PYSSXWMJO629	LEI	Prudence Foundation Limited	Other	Ltd	Non-mutual		100.00%	100.00%	100.00%		Dominant	100.00%	Included into scope of group supervision		Method 1: Adjusted equity method
GB	5493001Z3ZE83NGK8Y12GB20112	Specific Code	Scottish Amicable ISA Managers Limited (In	Ancillary services undertaking as defined in Article 1 (53) of Delegated	Ltd	Non-mutual		100.00%	100.00%	100.00%		Dominant	100.00%	Included into scope of group		Method 1: Full

Solvency and Financial Condition Report 2016   Prudential plc    92

Templates Provided in the SFCR Implementing Technical Standard

								Criteria of Influence						Inclusion in the scope of Group supervision		Group solvency calculation
Country	Identification code of the undertaking	Type of code of the ID of the undertaking	Legal name of the undertaking	Type of undertaking	Legal form	Category (mutual/non mutual)	Supervisory Authority	% Capital Share	% Used for the establishment of accounting consolidated accounts	% Voting rights	Other criteria	Level of influence	Proportional Share used for group solvency calculation	Inclusion in the scope of Group supervision	Date of decision if art. 214 is applied	Method chosen and under method 1, treatment of the undertaking
			Liquidation)	Regulation (EU) 2015/35										supervision		consolidation
GB	5493001Z3ZE83NGK8Y12GB20113	Specific Code	Scottish Amicable Life Assurance Society	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Ltd	Non-mutual		100.00%	100.00%	100.00%		Dominant	100.00%	Included into scope of group supervision		Method 1: Full consolidation
GB	5493001Z3ZE83NGK8Y12GB20114	Specific Code	Scottish Amicable PEP and ISA Nominees Limited (In Liquidation)	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Ltd	Non-mutual		100.00%	100.00%	100.00%		Dominant	100.00%	Included into scope of group supervision		Method 1: Full consolidation
GB	5493001Z3ZE83NGK8Y12GB20115	Specific Code	Prudential Corporate Pensions Trustee Limited	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Ltd	Non-mutual		100.00%	100.00%	100.00%		Dominant	100.00%	Included into scope of group supervision		Method 1: Full consolidation
GB	5493002E3OJN8FC3QR83	LEI	The St Edward Homes Partnership	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Ltd	Non-mutual		50.00%	50.00%	50.00%		Significant	50.00%	Included into scope of group supervision		Method 1: Proportional consolidation
JE	5493001Z3ZE83NGK8Y12JE20074	Specific Code	The Strand Property Unit Trust	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	UT	Non-mutual		50.00%	50.00%	50.00%		Significant	50.00%	Included into scope of group supervision		Method 1: Proportional consolidation
GB	5493001Z3ZE83NGK8Y12GB20078	Specific Code	Property Partners (Two Rivers) limited	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Ltd	Non-mutual		50.00%	50.00%	50.00%		Significant	50.00%	Included into scope of group supervision		Method 1: Proportional consolidation
GB	5493001Z3ZE83NGK8Y12GB20079	Specific Code	Two Rivers Limited Partnership	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Ltd LP	Non-mutual		50.00%	50.00%	50.00%		Significant	50.00%	Included into scope of group supervision		Method 1: Proportional consolidation
GB	549300KNNBBCZ5TI4093	LEI	Foudry Properties Limited	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Ltd	Non-mutual		50.00%	50.00%	50.00%		Significant	50.00%	Included into scope of group supervision		Method 1: Proportional consolidation
GB	549300610NIQNPYNUW41	LEI	Centaurus Retail LLP	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	LLP	Non-mutual		50.00%	50.00%	50.00%		Significant	50.00%	Included into scope of group supervision		Method 1: Proportional consolidation
GB	549300H8DZ7KN3YLSM53	LEI	St Edwards Strand Partnership	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	LP	Non-mutual		50.00%	50.00%	50.00%		Significant	50.00%	Included into scope of group supervision		Method 1: Proportional consolidation
JE	5493009POE314RMQZ898	LEI	The Two Rivers Trust	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Trust	Non-mutual		50.00%	50.00%	50.00%		Significant	50.00%	Included into scope of group supervision		Method 1: Proportional consolidation
GB	5493001Z3ZE83NGK8Y12GB20070	Specific Code	St Edward Homes Limited	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Ltd	Non-mutual		50.00%	50.00%	50.00%		Significant	50.00%	Included into scope of group supervision		Method 1: Proportional consolidation
LU	222100Z2QC2TIK1L4G32	LEI	Prudential Investment (Luxembourg) 2 S.à r.l.	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Sarl	Non-mutual		100.00%	100.00%	100.00%		Dominant	100.00%	Included into scope of group supervision		Method 1: Full consolidation
IE	549300MDZITMDVGY4U55	LEI	Prudential Dublin Investments Limited	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Ltd	Non-mutual		100.00%	100.00%	100.00%		Dominant	100.00%	Included into scope of group supervision		Method 1: Full consolidation
IT	5493001Z3ZE83NGK8Y12IT20124	Specific Code	MCF S.r.l	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Srl	Non-mutual		45.00%	100.00% including 55.00% of external	100.00%		Dominant	100.00%	Included into scope of group supervision		Method 1: Full consolidation

Solvency and Financial Condition Report 2016   Prudential plc    93

Templates Provided in the SFCR Implementing Technical Standard

								Criteria of Influence						Inclusion in the scope of Group supervision		Group solvency calculation
Country	Identification code of the undertaking	Type of code of the ID of the undertaking	Legal name of the undertaking	Type of undertaking	Legal form	Category (mutual/non mutual)	Supervisory Authority	% Capital Share	% Used for the establishment of accounting consolidated accounts	% Voting rights	Other criteria	Level of influence	Proportional Share used for group solvency calculation	Inclusion in the scope of Group supervision	Date of decision if art. 214 is applied	Method chosen and under method 1, treatment of the undertaking
									interest
GB	5493001Z3ZE83NGK8Y12GB20123	Specific Code	Infracapital Greenfield partners I LP	Other	LP	Non-mutual		100.00%	100.00%	100.00%		Dominant	100.00%	Included into scope of group supervision		Method 1: Adjusted equity method
GB	5493001Z3ZE83NGK8Y12GB50125	Specific Code	Infracapital (GC) SLP LP	Other	LP	Non-mutual		100.00%	100.00%	100.00%		Dominant	100.00%	Included into scope of group supervision		Method 1: Adjusted equity method
GB	5493001Z3ZE83NGK8Y12GB50126	Specific Code	Infracapital (TLSB) SLP LP	Other	LP	Non-mutual		100.00%	100.00%	100.00%		Dominant	100.00%	Included into scope of group supervision		Method 1: Adjusted equity method
GB	5493001Z3ZE83NGK8Y12GB50127	Specific Code	Infracapital (Bio) SLP LP	Other	LP	Non-mutual		100.00%	100.00%	100.00%		Dominant	100.00%	Included into scope of group supervision		Method 1: Adjusted equity method
GB	5493001Z3ZE83NGK8Y12GB50128	Specific Code	Infracapital (IT PPP) SLP LP	Other	LP	Non-mutual		100.00%	100.00%	100.00%		Dominant	100.00%	Included into scope of group supervision		Method 1: Adjusted equity method
GB	5493001Z3ZE83NGK8Y12GB50129	Specific Code	Infracapital (AIRI) SLP LP	Other	LP	Non-mutual		100.00%	100.00%	100.00%		Dominant	100.00%	Included into scope of group supervision		Method 1: Adjusted equity method
GB	5493001Z3ZE83NGK8Y12GB50130	Specific Code	Infracapital (AIRI) Holdings Limited	Other	Ltd	Non-mutual		100.00%	100.00%	100.00%		Dominant	100.00%	Included into scope of group supervision		Method 1: Adjusted equity method
GB	5493001Z3ZE83NGK8Y12GB50131	Specific Code	Infracapital (Sense) SLP LP	Other	LP	Non-mutual		100.00%	100.00%	100.00%		Dominant	100.00%	Included into scope of group supervision		Method 1: Adjusted equity method
GB	5493001Z3ZE83NGK8Y12GB50132	Specific Code	Infracapital (Sense) Holdings Limited	Other	Ltd	Non-mutual		100.00%	100.00%	100.00%		Dominant	100.00%	Included into scope of group supervision		Method 1: Adjusted equity method
GB	213800NUKKCN5CSPTN32	LEI	Prudential Property Investments Limited	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Ltd	Non-mutual		100.00%	100.00%	100.00%		Dominant	100.00%	Included into scope of group supervision		Method 1: Full consolidation
JE	5493001Z3ZE83NGK8Y12JE20081	Specific Code	Carraway Guildford (Nominee A) Limited	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Ltd	Non-mutual		100.00%	100.00%	100.00%		Dominant	100.00%	Included into scope of group supervision		Method 1: Full consolidation
JE	5493001Z3ZE83NGK8Y12JE20082	Specific Code	Carraway Guildford (Nominee B) Limited	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Ltd	Non-mutual		100.00%	100.00%	100.00%		Dominant	100.00%	Included into scope of group supervision		Method 1: Full consolidation
LU	5493001Z3ZE83NGK8Y12LU20	Specific	Empire Holding S.a.r.l. (In	Ancillary services undertaking as	Sarl	Non-mutual		100.00%	100.00%	100.00%		Dominant	100.00%	Included into		Method 1:

Solvency and Financial Condition Report 2016   Prudential plc    94

Templates Provided in the SFCR Implementing Technical Standard

								Criteria of Influence						Inclusion in the scope of Group supervision		Group solvency calculation
Country	Identification code of the undertaking	Type of code of the ID of the undertaking	Legal name of the undertaking	Type of undertaking	Legal form	Category (mutual/non mutual)	Supervisory Authority	% Capital Share	% Used for the establishment of accounting consolidated accounts	% Voting rights	Other criteria	Level of influence	Proportional Share used for group solvency calculation	Inclusion in the scope of Group supervision	Date of decision if art. 214 is applied	Method chosen and under method 1, treatment of the undertaking
	083	Code	liquidation)	defined in Article 1 (53) of Delegated Regulation (EU) 2015/35										scope of group supervision		Full consolidation
LU	5493001Z3ZE83NGK8Y12LU20085	Specific Code	LIPP S.à r.l. (In Liquidation)	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Sarl	Non-mutual		100.00%	100.00%	100.00%		Dominant	100.00%	Included into scope of group supervision		Method 1: Full consolidation
GB	5493001Z3ZE83NGK8Y12GB20086	Specific Code	Cribbs Mall Nominee (1) Limited	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Ltd	Non-mutual		100.00%	100.00%	100.00%		Dominant	100.00%	Included into scope of group supervision		Method 1: Full consolidation
GB	5493001Z3ZE83NGK8Y12GB20087	Specific Code	Manchester Nominee (1) Limited	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Ltd	Non-mutual		100.00%	100.00%	100.00%		Dominant	100.00%	Included into scope of group supervision		Method 1: Full consolidation
JE	5493001Z3ZE83NGK8Y12JE20088	Specific Code	Sealand (No 1) Limited	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Ltd	Non-mutual		100.00%	100.00%	100.00%		Dominant	100.00%	Included into scope of group supervision		Method 1: Full consolidation
JE	5493001Z3ZE83NGK8Y12JE20089	Specific Code	Sealand (No 2) Limited	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Ltd	Non-mutual		100.00%	100.00%	100.00%		Dominant	100.00%	Included into scope of group supervision		Method 1: Full consolidation
GB	5493001Z3ZE83NGK8Y12GB20090	Specific Code	The Hub (Witton) Management Company Limited	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Ltd	Non-mutual		100.00%	100.00%	100.00%		Dominant	100.00%	Included into scope of group supervision		Method 1: Full consolidation
LU	529900ABWG3G3W1BIX36	LEI	Two Snowhill Birmingham Sarl	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Sarl	Non-mutual		100.00%	100.00%	100.00%		Dominant	100.00%	Included into scope of group supervision		Method 1: Full consolidation
GB	5493001Z3ZE83NGK8Y12GB20091	Specific Code	Wessex Gate Limited	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Ltd	Non-mutual		100.00%	100.00%	100.00%		Dominant	100.00%	Included into scope of group supervision		Method 1: Full consolidation
GB	5493001Z3ZE83NGK8Y12GB20119	Specific Code	Prudential UK Real Estate Nominee 1 Limited	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Ltd	Non-mutual		100.00%	100.00%	100.00%		Dominant	100.00%	Included into scope of group supervision		Method 1: Full consolidation
GB	5493001Z3ZE83NGK8Y12GB20120	Specific Code	Prudential UK Real Estate Nominee 2 Limited	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Ltd	Non-mutual		100.00%	100.00%	100.00%		Dominant	100.00%	Included into scope of group supervision		Method 1: Full consolidation
GB	5493001Z3ZE83NGK8Y12GB20122	Specific Code	Minster Court Estate Management Limited	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Ltd	Non-mutual		75.00%	100.00% including 25.00% of external interest	75.00%		Dominant	100.00%	Included into scope of group supervision		Method 1: Full consolidation
GB	2138006UA6CYBYSPN279	LEI	Carraway Guildford General Partner Limited	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	LLP	Non-mutual		100.00%	100.00%	100.00%		Dominant	100.00%	Included into scope of group supervision		Method 1: Full consolidation
GB	549300ZB0ISLCZDBQ738	LEI	Carraway Guilldford Limited Partnership	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	LLP	Non-mutual		100.00%	100.00%	100.00%		Dominant	100.00%	Included into scope of group supervision		Method 1: Full consolidation
JE	549300E91FI43HXEDI41	LEI	Carraway Guildford Investments Unit Trust	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	UT	Non-mutual		100.00%	100.00%	100.00%		Dominant	100.00%	Included into scope of group supervision		Method 1: Full consolidation
GB	213800RP7OFE3C58A526	LEI	Central Square Leeds	Ancillary services undertaking as	Ltd	Non-mutual		100.00%	100.00%	100.00%		Dominant	100.00%	Included into		Method 1:

Solvency and Financial Condition Report 2016   Prudential plc    95

Templates Provided in the SFCR Implementing Technical Standard

								Criteria of Influence						Inclusion in the scope of Group supervision		Group solvency calculation
Country	Identification code of the undertaking	Type of code of the ID of the undertaking	Legal name of the undertaking	Type of undertaking	Legal form	Category (mutual/non mutual)	Supervisory Authority	% Capital Share	% Used for the establishment of accounting consolidated accounts	% Voting rights	Other criteria	Level of influence	Proportional Share used for group solvency calculation	Inclusion in the scope of Group supervision	Date of decision if art. 214 is applied	Method chosen and under method 1, treatment of the undertaking
			Limited	defined in Article 1 (53) of Delegated Regulation (EU) 2015/35										scope of group supervision		Full consolidation
GB	213800T9DQOU8D4MKO88	LEI	Prudential Development Management Limited	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Ltd	Non-mutual		100.00%	100.00%	100.00%		Dominant	100.00%	Included into scope of group supervision		Method 1: Full consolidation
GB	213800OCGUPJ7PBNHX53	LEI	Edger Investments Limited	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Ltd	Non-mutual		100.00%	100.00%	100.00%		Dominant	100.00%	Included into scope of group supervision		Method 1: Full consolidation
LU	5493001Z3ZE83NGK8Y12LU20080	Specific Code	Three Snowhill Birmingham Sarl	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Sarl	Non-mutual		100.00%	100.00%	100.00%		Dominant	100.00%	Included into scope of group supervision		Method 1: Full consolidation
US	549300BEJIZZ54MFFQ02	LEI	Smithfield Limited	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Ltd	Non-mutual		100.00%	100.00%	100.00%		Dominant	100.00%	Included into scope of group supervision		Method 1: Full consolidation
GB	5493001Z3ZE83NGK8Y12GB20096	Specific Code	BWAT Retail Nominee (1) Limited	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Ltd	Non-mutual		50.00%	50.00%	50.00%		Significant	50.00%	Included into scope of group supervision		Method 1: Proportional consolidation
GB	5493001Z3ZE83NGK8Y12GB20097	Specific Code	BWAT Retail Nominee (2) Limited	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Ltd	Non-mutual		50.00%	50.00%	50.00%		Significant	50.00%	Included into scope of group supervision		Method 1: Proportional consolidation
GB	5493001Z3ZE83NGK8Y12GB20098	Specific Code	Cribbs Causeway JV Limited	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Ltd	Non-mutual		50.00%	50.00%	50.00%		Significant	50.00%	Included into scope of group supervision		Method 1: Proportional consolidation
GB	5493001Z3ZE83NGK8Y12GB20099	Specific Code	Cribbs Causeway Merchants Association Ltd	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Ltd	Non-mutual		100.00%	100.00%	100.00%		Dominant	100.00%	Included into scope of group supervision		Method 1: Full consolidation
GB	5493001Z3ZE83NGK8Y12GB20100	Specific Code	Euro Salas Properties Limited	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Ltd	Non-mutual		100.00%	100.00%	100.00%		Dominant	100.00%	Included into scope of group supervision		Method 1: Full consolidation
GB	5493001Z3ZE83NGK8Y12GB20101	Specific Code	Manchester JV Limited	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Ltd	Non-mutual		50.00%	50.00%	50.00%		Significant	50.00%	Included into scope of group supervision		Method 1: Proportional consolidation
GB	5493001Z3ZE83NGK8Y12GB20102	Specific Code	Oaktree Business Park Limited	Other	Ltd	Non-mutual		12.5%	12.5%	100.00%		Dominant	12.5%	Included into scope of group supervision		Method 1: Adjusted equity method
GB	5493001Z3ZE83NGK8Y12GB20103	Specific Code	Optimus Point Management Company Limited	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Ltd	Non-mutual		100.00%	100.00%	100.00%		Dominant	100.00%	Included into scope of group supervision		Method 1: Full consolidation
GB	5493001Z3ZE83NGK8Y12GB20104	Specific Code	The Heights Management Company Limited	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Ltd	Non-mutual		50.00%	50.00%	50.00%		Significant	50.00%	Included into scope of group supervision		Method 1: Proportional consolidation
GB	5493001Z3ZE83NGK8Y12GB20105	Specific Code	Warren Farm Office Village Limited	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Ltd	Non-mutual		100.00%	100.00%	100.00%		Dominant	100.00%	Included into scope of group supervision		Method 1: Full consolidation
US	5493001Z3ZE83NGK8Y12US20106	Specific Code	SMLLC	Ancillary services undertaking as defined in Article 1 (53) of Delegated	Ltd	Non-mutual		100.00%	100.00%	100.00%		Dominant	100.00%	Included into scope of group		Method 1: Full

Solvency and Financial Condition Report 2016   Prudential plc    96

Templates Provided in the SFCR Implementing Technical Standard

								Criteria of Influence						Inclusion in the scope of Group supervision		Group solvency calculation
Country	Identification code of the undertaking	Type of code of the ID of the undertaking	Legal name of the undertaking	Type of undertaking	Legal form	Category (mutual/non mutual)	Supervisory Authority	% Capital Share	% Used for the establishment of accounting consolidated accounts	% Voting rights	Other criteria	Level of influence	Proportional Share used for group solvency calculation	Inclusion in the scope of Group supervision	Date of decision if art. 214 is applied	Method chosen and under method 1, treatment of the undertaking
				Regulation (EU) 2015/35										supervision		consolidation
GB	5493001Z3ZE83NGK8Y12GB20107	Specific Code	Cardinal Distribution Park Management Limited	Other	Ltd	Non-mutual		66.00%	66.00%	66.00%		Dominant	66.00%	Included into scope of group supervision		Method 1: Adjusted equity method
GB	5493001Z3ZE83NGK8Y12GB20108	Specific Code	Sectordate Ltd	Other	Ltd	Non-mutual		32.6%	32.6%	32.6%		Dominant	32.6%	Included into scope of group supervision		Method 1: Adjusted equity method
JE	5493004W2SDDXCJ3HY61	LEI	Canada Property Jersey Trust	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Trust	Non-mutual		100.00%	100.00%	100.00%		Dominant	100.00%	Included into scope of group supervision		Method 1: Full consolidation
JE	5493001TG91UNWSQD643	LEI	Canada Property Jersey No. 2 Trust	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Trust	Non-mutual		100.00%	100.00%	100.00%		Dominant	100.00%	Included into scope of group supervision		Method 1: Full consolidation
US	549300YWLHYEHTWMO231	LEI	NAPI REIT, Inc	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Inc	Non-mutual		100.00%	100.00%	100.00%		Dominant	100.00%	Included into scope of group supervision		Method 1: Full consolidation
GB	5493001Z3ZE83NGK8Y12GB20090	Specific Code	Westwacker Limited	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Ltd	Non-mutual		100.00%	100.00%	100.00%		Dominant	100.00%	Included into scope of group supervision		Method 1: Full consolidation
US	5493001Z3ZE83NGK8Y12US20091	Specific Code	Fashion Square ECO LP	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	LP	Non-mutual		100.00%	100.00%	100.00%		Dominant	100.00%	Included into scope of group supervision		Method 1: Full consolidation
US	5493001Z3ZE83NGK8Y12US20092	Specific Code	Old Kingsway, LP	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	LP	Non-mutual		100.00%	100.00%	100.00%		Dominant	100.00%	Included into scope of group supervision		Method 1: Full consolidation
US	5493001Z3ZE83NGK8Y12US20093	Specific Code	Randolph Street LP	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	LP	Non-mutual		100.00%	100.00%	100.00%		Dominant	100.00%	Included into scope of group supervision		Method 1: Full consolidation
GB	5493001Z3ZE83NGK8Y12GB20116	Specific Code	Prudential UK Real Estate Limited Partnership	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	LLP	Non-mutual		100.00%	100.00%	100.00%		Dominant	100.00%	Included into scope of group supervision		Method 1: Full consolidation
GB	5493001Z3ZE83NGK8Y12GB20117	Specific Code	Prudential UK Real Estate General Partner Limited	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Ltd	Non-mutual		100.00%	100.00%	100.00%		Dominant	100.00%	Included into scope of group supervision		Method 1: Full consolidation
GB	213800M6IQ53UGCHF876	LEI	Prutec Limited	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Ltd	Non-mutual		100.00%	100.00%	100.00%		Dominant	100.00%	Included into scope of group supervision		Method 1: Full consolidation
GB	5493001Z3ZE83NGK8Y12GB20110	Specific Code	PPMC First Nominees Limited	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Ltd	Non-mutual		100.00%	100.00%	100.00%		Dominant	100.00%	Included into scope of group supervision		Method 1: Full consolidation
GG	5493001Z3ZE83NGK8Y12GG20059	Specific Code	SilverFleet Capital 2004 LP	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	LP	Non-mutual		100.00%	100.00%	100.00%		Dominant	100.00%	Included into scope of group supervision		Method 1: Full consolidation
GG	5493001Z3ZE83NGK8Y12GG20060	Specific Code	SilverFleet Capital 2005 LP	Ancillary services undertaking as defined in Article 1 (53) of Delegated	LP	Non-mutual		100.00%	100.00%	100.00%		Dominant	100.00%	Included into scope of group		Method 1: Full

Solvency and Financial Condition Report 2016   Prudential plc    97

Templates Provided in the SFCR Implementing Technical Standard

								Criteria of Influence						Inclusion in the scope of Group supervision		Group solvency calculation
Country	Identification code of the undertaking	Type of code of the ID of the undertaking	Legal name of the undertaking	Type of undertaking	Legal form	Category (mutual/non mutual)	Supervisory Authority	% Capital Share	% Used for the establishment of accounting consolidated accounts	% Voting rights	Other criteria	Level of influence	Proportional Share used for group solvency calculation	Inclusion in the scope of Group supervision	Date of decision if art. 214 is applied	Method chosen and under method 1, treatment of the undertaking
				Regulation (EU) 2015/35										supervision		consolidation
GG	5493001Z3ZE83NGK8Y12GG20061	Specific Code	SilverFleet Capital 2006 LP	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	LP	Non-mutual		100.00%	100.00%	100.00%		Dominant	100.00%	Included into scope of group supervision		Method 1: Full consolidation
GG	5493001Z3ZE83NGK8Y12GG20062	Specific Code	Silverfleet Capital 2007 LP (In liquidation)	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	LP	Non-mutual		100.00%	100.00%	100.00%		Dominant	100.00%	Included into scope of group supervision		Method 1: Full consolidation
GG	5493001Z3ZE83NGK8Y12GG20063	Specific Code	SilverFleet Capital 2008 LP	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	LP	Non-mutual		100.00%	100.00%	100.00%		Dominant	100.00%	Included into scope of group supervision		Method 1: Full consolidation
GG	5493001Z3ZE83NGK8Y12GG20064	Specific Code	SilverFleet Capital 2009 LP	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	LP	Non-mutual		100.00%	100.00%	100.00%		Dominant	100.00%	Included into scope of group supervision		Method 1: Full consolidation
GG	5493001Z3ZE83NGK8Y12GG20065	Specific Code	Silverfleet Capital 2010 LP (In liquidation)	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	LP	Non-mutual		100.00%	100.00%	100.00%		Dominant	100.00%	Included into scope of group supervision		Method 1: Full consolidation
GG	5493001Z3ZE83NGK8Y12GG20066	Specific Code	SilverFleet Capital 2011 LP	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	LP	Non-mutual		100.00%	100.00%	100.00%		Dominant	100.00%	Included into scope of group supervision		Method 1: Full consolidation
LU	5493001Z3ZE83NGK8Y12GB20067	Specific Code	Prudential Credit Opportunities SCSp	Other	SCSp	Non-mutual		100.00%	100.00%	100.00%		Dominant	100.00%	Included into scope of group supervision		Method 1: Adjusted equity method
LU	5493001Z3ZE83NGK8Y12GB20068	Specific Code	Prudential Credit Opportunities 1 S.A.R.L.	Other	Sarl	Non-mutual		100.00%	100.00%	100.00%		Dominant	100.00%	Included into scope of group supervision		Method 1: Adjusted equity method
LU	5493002R54AC2ZZEPQ44	LEI	Eastspring Investments SICAV-FIS - Alternative Investments Fund	Other	SICAV-FIS	Non-mutual		100.00%	100.00%	100.00%		Dominant	100.00%	Included into scope of group supervision		Method 1: Adjusted equity method
LU	5493002GNRNNR0HXED62	LEI	Eastspring Investments Hong Kong Equity Fund	Other	Part I UCITS SICAV	Non-mutual		99.57%	99.57%	99.57%		Dominant	99.57%	Included into scope of group supervision		Method 1: Adjusted equity method
LU	5493006UQ4LVGF5WHY47	LEI	Eastspring Investments India Equity Fund	Other	Part I UCITS SICAV	Non-mutual		80.28%	80.28%	80.28%		Dominant	80.28%	Included into scope of group supervision		Method 1: Adjusted equity method
LU	549300JBL8MK4Y166856	LEI	Eastspring Investments Japan Fdamental Value Fund	Other	Part I UCITS SICAV	Non-mutual		98.53%	98.53%	98.53%		Dominant	98.53%	Included into scope of group supervision		Method 1: Adjusted equity method
LU	5493004H1ZOFMXRZFK54	LEI	Eastspring Investments North America Value Fund	Other	Part I UCITS SICAV	Non-mutual		99.76%	99.76%	99.76%		Dominant	99.76%	Included into scope of group supervision		Method 1: Adjusted equity method

Solvency and Financial Condition Report 2016   Prudential plc    98

Templates Provided in the SFCR Implementing Technical Standard

								Criteria of Influence						Inclusion in the scope of Group supervision		Group solvency calculation
Country	Identification code of the undertaking	Type of code of the ID of the undertaking	Legal name of the undertaking	Type of undertaking	Legal form	Category (mutual/non mutual)	Supervisory Authority	% Capital Share	% Used for the establishment of accounting consolidated accounts	% Voting rights	Other criteria	Level of influence	Proportional Share used for group solvency calculation	Inclusion in the scope of Group supervision	Date of decision if art. 214 is applied	Method chosen and under method 1, treatment of the undertaking
LU	549300RUXOVU6ZHV3069	LEI	Eastspring Investments US Corporate Bond Fund	Other	Part I UCITS SICAV	Non-mutual		83.44%	83.44%	83.44%		Dominant	83.44%	Included into scope of group supervision		Method 1: Adjusted equity method
LU	549300IJ1YXDYXRWEU64	LEI	Eastspring Investments World Value Equity Fund	Other	Part I UCITS SICAV	Non-mutual		84.92%	84.92%	84.92%		Dominant	84.92%	Included into scope of group supervision		Method 1: Adjusted equity method
LU	549300ZZ1MDD5J2CK857	LEI	Eastspring Investments SICAV-FIS Universal USD Bond II Fund	Other	SICAV-FIS	Non-mutual		100.00%	100.00%	100.00%		Dominant	100.00%	Included into scope of group supervision		Method 1: Adjusted equity method
LU	549300WW1U1XUN1NV627	LEI	US Strategic Income Bond Fund D USD Acc	Other	OEIC	Non-mutual		100.00%	100.00%	100.00%		Dominant	100.00%	Included into scope of group supervision		Method 1: Adjusted equity method
LU	549300FKRUX41Y75I805	LEI	US Total Return Bond Fund D USD Acc	Other	OEIC	Non-mutual		100.00%	100.00%	100.00%		Dominant	100.00%	Included into scope of group supervision		Method 1: Adjusted equity method
LU	549300S8WBCSN4SP7267	LEI	Global Low Volatility Equity fund D Acc	Other	OEIC	Non-mutual		94.59%	94.59%	94.59%		Dominant	94.59%	Included into scope of group supervision		Method 1: Adjusted equity method
LU	549300R7LZET54OWOS33	LEI	Eastspring Investments SICAV-FIS - Asia Pacific Loan Fund	Other	SICAV-FIS	Non-mutual		100.00%	100.00%	100.00%		Dominant	100.00%	Included into scope of group supervision		Method 1: Adjusted equity method
LU	549300ZEZNFF0OPSSD27	LEI	Eastspring Investments Asian Low Volatility Equity Fund	Other	UT	Non-mutual		100.00%	100.00%	100.00%		Dominant	100.00%	Included into scope of group supervision		Method 1: Adjusted equity method
LU	5493001Z3ZE83NGK8Y12LU60011	Specific Code	Eastspring Investments Global Multi Asset Income Plus Growth Fund	Other	UT	Non-mutual		100.00%	100.00%	100.00%		Dominant	100.00%	Included into scope of group supervision		Method 1: Adjusted equity method
LU	549300SX9M2AHKAI8K27	LEI	Eastspring Investments Asia Pacific Equity Fund	Other	Part I UCITS SICAV	Non-mutual		100.00%	100.00%	100.00%		Dominant	100.00%	Included into scope of group supervision		Method 1: Adjusted equity method
HK	549300704F8SDPRKX861	LEI	BOCHK Aggressive Growth Fund	Other	UT	Non-mutual		55.82%	55.82%	55.82%		Dominant	55.82%	Included into scope of group supervision		Method 1: Adjusted equity method
HK	549300IDQ7KF9L6LMX54	LEI	BOCHK Balanced Growth Fund	Other	UT	Non-mutual		42.84%	42.84%	42.84%		Dominant	42.84%	Included into scope of group supervision		Method 1: Adjusted equity

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Templates Provided in the SFCR Implementing Technical Standard

								Criteria of Influence						Inclusion in the scope of Group supervision		Group solvency calculation
Country	Identification code of the undertaking	Type of code of the ID of the undertaking	Legal name of the undertaking	Type of undertaking	Legal form	Category (mutual/non mutual)	Supervisory Authority	% Capital Share	% Used for the establishment of accounting consolidated accounts	% Voting rights	Other criteria	Level of influence	Proportional Share used for group solvency calculation	Inclusion in the scope of Group supervision	Date of decision if art. 214 is applied	Method chosen and under method 1, treatment of the undertaking
																method
HK	549300JWKGF13R84HB50	LEI	BOCHK China Equity Fund	Other	UT	Non-mutual		62.49%	62.49%	62.49%		Dominant	62.49%	Included into scope of group supervision		Method 1: Adjusted equity method
HK	549300FFHWK5WR3WXJ42	LEI	BOCHK Conservative Growth Fund	Other	UT	Non-mutual		46.65%	46.65%	46.65%		Dominant	46.65%	Included into scope of group supervision		Method 1: Adjusted equity method
LU	5493002PQBJT4JSX0E93	LEI	Eastspring Investments Emerging EMEA Dynamic Fund	Other	Part I UCITS SICAV	Non-mutual		100.00%	100.00%	100.00%		Dominant	100.00%	Included into scope of group supervision		Method 1: Adjusted equity method
LU	5493004VR6KCOG1VJ473	LEI	Eastspring Investments Greater China Equity Fund	Other	Part I UCITS SICAV	Non-mutual		90.71%	90.71%	90.71%		Dominant	90.71%	Included into scope of group supervision		Method 1: Adjusted equity method
LU	5493000SLUS5IG5VX635	LEI	Eastspring Investments Asian Bond Fund	Other	Part I UCITS SICAV	Non-mutual		46.78%	46.78%	46.78%		Dominant	46.78%	Included into scope of group supervision		Method 1: Adjusted equity method
LU	549300B2VQ7RTD5MNL44	LEI	Eastspring Investments US Bond Fund	Other	Part I UCITS SICAV	Non-mutual		65.36%	65.36%	65.36%		Dominant	65.36%	Included into scope of group supervision		Method 1: Adjusted equity method
LU	5493001NYMT73ZLX1W09	LEI	Eastspring Investments US High Inv Grade Bond Fund	Other	Part I UCITS SICAV	Non-mutual		89.13%	89.13%	89.13%		Dominant	89.13%	Included into scope of group supervision		Method 1: Adjusted equity method
GB	549300ETSXNT8EC3RD31	LEI	M&G Emerging Markets Bond Fund	Other	OEIC	Non-mutual		23.85%	23.85%	23.85%		Significant	23.85%	Included into scope of group supervision		Method 1: Adjusted equity method
SG	5493007VPPMPL8GEQX11	LEI	Eastspring Investments Unit Trusts -Global Technology Fund	Other	UT	Non-mutual		91.69%	91.69%	91.69%		Dominant	91.69%	Included into scope of group supervision		Method 1: Adjusted equity method
SG	549300MXF8CP0R8F4G94	LEI	Eastspring Investments - Pan European Fund	Other	UT	Non-mutual		79.06%	79.06%	79.06%		Dominant	79.06%	Included into scope of group supervision		Method 1: Adjusted equity method
LU	549300LSXB13BK0WLT04	LEI	Eastspring Investments - US High Yield Bond Fund	Other	OEIC	Non-mutual		28.25%	28.25%	28.25%		Significant	28.25%	Included into scope of group supervision		Method 1: Adjusted equity method
LU	5493006ONU0BHQ4Z7L66	LEI	Eastspring Investments Asian Dynamic Fund	Other	Part I UCITS	Non-mutual		96.08%	96.08%	96.08%		Dominant	96.08%	Included into scope of group		Method 1: Adjusted

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Templates Provided in the SFCR Implementing Technical Standard

								Criteria of Influence						Inclusion in the scope of Group supervision		Group solvency calculation
Country	Identification code of the undertaking	Type of code of the ID of the undertaking	Legal name of the undertaking	Type of undertaking	Legal form	Category (mutual/non mutual)	Supervisory Authority	% Capital Share	% Used for the establishment of accounting consolidated accounts	% Voting rights	Other criteria	Level of influence	Proportional Share used for group solvency calculation	Inclusion in the scope of Group supervision	Date of decision if art. 214 is applied	Method chosen and under method 1, treatment of the undertaking
					SICAV									supervision		equity method
LU	549300AR3SX76MX4HU17	LEI	Eastspring Investments US Investment Grade Bond Fund	Other	SICAV-FIS	Non-mutual		25.03%	25.03%	25.03%		Significant	25.03%	Included into scope of group supervision		Method 1: Adjusted equity method
LU	5493002R4WHLKEAK6H72	LEI	Eastspring Investments Latin American Equity Fund	Other	SICAV-FIS	Non-mutual		94.44%	94.44%	94.44%		Dominant	94.44%	Included into scope of group supervision		Method 1: Adjusted equity method
LU	549300RJ13P3OH6CDE46	LEI	Eastspring Investments Asian Equity Fund	Other	Part I UCITS SICAV	Non-mutual		97.31%	97.31%	97.31%		Dominant	97.31%	Included into scope of group supervision		Method 1: Adjusted equity method
LU	549300XJC0LJG7Y4O255	LEI	Eastspring Investments Asian Equity Income Fund	Other	Part I UCITS SICAV	Non-mutual		82.82%	82.82%	82.82%		Dominant	82.82%	Included into scope of group supervision		Method 1: Adjusted equity method
LU	549300N03E23HGSY7R08	LEI	Eastspring Investments Asian High Yield Bond Fund	Other	Part I UCITS SICAV	Non-mutual		48.66%	48.66%	48.66%		Dominant	48.66%	Included into scope of group supervision		Method 1: Adjusted equity method
LU	549300LH2027WJXSWH94	LEI	Eastspring Investments Asian Infrastructure Equity Fund	Other	Part I UCITS SICAV	Non-mutual		64.51%	64.51%	64.51%		Dominant	64.51%	Included into scope of group supervision		Method 1: Adjusted equity method
LU	549300KZPWD1CH0KGW73	LEI	Eastspring Investments European Inv Grade Bond Fund	Other	Part I UCITS SICAV	Non-mutual		98.15%	98.15%	98.15%		Dominant	98.15%	Included into scope of group supervision		Method 1: Adjusted equity method
LU	5493004I78275XWDWP82	LEI	Eastspring Investments Global Emerging Markets Bond Fund	Other	Part I UCITS SICAV	Non-mutual		93.98%	93.98%	93.98%		Dominant	93.98%	Included into scope of group supervision		Method 1: Adjusted equity method
LU	549300JNIYENDHVGLU14	LEI	Eastspring Investments Asian Property Securities Fund	Other	Part I UCITS SICAV	Non-mutual		96.8%	96.8%	96.8%		Dominant	96.8%	Included into scope of group supervision		Method 1: Adjusted equity method
LU	5493002K2H3NZHMX4C27	LEI	Eastspring Investments Global Equity Navigator Fund	Other	Part I UCITS SICAV	Non-mutual		100.00%	100.00%	100.00%		Dominant	100.00%	Included into scope of group supervision		Method 1: Adjusted equity method
LU	549300LZK0L4I21B4X71	LEI	Eastspring Investments Global Market Navigator Fund	Other	Part I UCITS SICAV	Non-mutual		95.89%	95.89%	95.89%		Dominant	95.89%	Included into scope of group supervision		Method 1: Adjusted equity method
ID	5493002Q3PZRSNUSSX83	LEI	Eastspring Investments -	Other	OEIC	Non-mutual		100.00%	100.00%	100.00%		Dominant	100.00%	Included into		Method 1:

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Templates Provided in the SFCR Implementing Technical Standard

								Criteria of Influence						Inclusion in the scope of Group supervision		Group solvency calculation
Country	Identification code of the undertaking	Type of code of the ID of the undertaking	Legal name of the undertaking	Type of undertaking	Legal form	Category (mutual/non mutual)	Supervisory Authority	% Capital Share	% Used for the establishment of accounting consolidated accounts	% Voting rights	Other criteria	Level of influence	Proportional Share used for group solvency calculation	Inclusion in the scope of Group supervision	Date of decision if art. 214 is applied	Method chosen and under method 1, treatment of the undertaking
			Cash Reserve Fund											scope of group supervision		Adjusted equity method
ID	549300MK67VBLZXCXX98	LEI	Reksa Dana Eastspring IDR Fixed Income Fund (NDEIFF)	Other	OEIC	Non-mutual		100.00%	100.00%	100.00%		Dominant	100.00%	Included into scope of group supervision		Method 1: Adjusted equity method
LU	54930083ZTHUTA61GI93	LEI	Eastspring Investments China Equity Fund	Other	Part I UCITS SICAV	Non-mutual		40.42%	40.42%	40.42%		Dominant	40.42%	Included into scope of group supervision		Method 1: Adjusted equity method
SG	549300BYOM5YVXEKD070	LEI	Rhodium Investment Fund	Other	UT	Non-mutual		100.00%	100.00%	100.00%		Dominant	100.00%	Included into scope of group supervision		Method 1: Adjusted equity method
LU	549300OKXQ5J5QDRNW89	LEI	Eastspring Investments Dragon Peacock Fund	Other	OEIC	Non-mutual		83.12%	83.12%	83.12%		Dominant	83.12%	Included into scope of group supervision		Method 1: Adjusted equity method
KR	5493001Z3ZE83NGK8Y12KR60001	Specific Code	Eastspring Investments VUL NOW Securities Investment Trust 1	Other	UT	Non-mutual		99.96%	99.96%	99.96%		Dominant	99.96%	Included into scope of group supervision		Method 1: Adjusted equity method
KR	5493001Z3ZE83NGK8Y12KR60003	Specific Code	Eastspring Investments VUL Max Choice Securities Investment Trust 2	Other	UT	Non-mutual		99.95%	99.95%	99.95%		Dominant	99.95%	Included into scope of group supervision		Method 1: Adjusted equity method
KR	5493001Z3ZE83NGK8Y12KR60002	Specific Code	Eastspring Investments VUL Max Choice Securities Investment Trust 1	Other	UT	Non-mutual		99.95%	99.95%	99.95%		Dominant	99.95%	Included into scope of group supervision		Method 1: Adjusted equity method
KR	5493001Z3ZE83NGK8Y12KR60010	Specific Code	Eastspring Investments Standard Plus Securities Investment Trust	Other	UT	Non-mutual		97.53%	97.53%	97.53%		Dominant	97.53%	Included into scope of group supervision		Method 1: Adjusted equity method
KR	5493001Z3ZE83NGK8Y12KR60008	Specific Code	Eastspring Investments Korea Value Securities Investment Trust Bond	Other	UT	Non-mutual		99.71%	99.71%	99.71%		Dominant	99.71%	Included into scope of group supervision		Method 1: Adjusted equity method
KR	5493001Z3ZE83NGK8Y12KR60009	Specific Code	Eastspring Investments Korea Index Securities Baby Investment Trust	Other	UT	Non-mutual		100.00%	100.00%	100.00%		Dominant	100.00%	Included into scope of group supervision		Method 1: Adjusted equity method
KR	5493001Z3ZE83NGK8Y12KR60005	Specific Code	Eastspring Investments Commodity Smart Choice Special Assets 1	Other	UT	Non-mutual		100.00%	100.00%	100.00%		Dominant	100.00%	Included into scope of group supervision		Method 1: Adjusted equity method

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Templates Provided in the SFCR Implementing Technical Standard

								Criteria of Influence						Inclusion in the scope of Group supervision		Group solvency calculation
Country	Identification code of the undertaking	Type of code of the ID of the undertaking	Legal name of the undertaking	Type of undertaking	Legal form	Category (mutual/non mutual)	Supervisory Authority	% Capital Share	% Used for the establishment of accounting consolidated accounts	% Voting rights	Other criteria	Level of influence	Proportional Share used for group solvency calculation	Inclusion in the scope of Group supervision	Date of decision if art. 214 is applied	Method chosen and under method 1, treatment of the undertaking
KR	5493001Z3ZE83NGK8Y12KR60007	Specific Code	Eastspring Investments China Securities Baby Investment Trust	Other	UT	Non-mutual		94.78%	94.78%	94.78%		Dominant	94.78%	Included into scope of group supervision		Method 1: Adjusted equity method
KR	5493001Z3ZE83NGK8Y12KR60004	Specific Code	Eastspring Investments Active Quant Securities	Other	UT	Non-mutual		100.00%	100.00%	100.00%		Dominant	100.00%	Included into scope of group supervision		Method 1: Adjusted equity method
KR	5493001Z3ZE83NGK8Y12KR60006	Specific Code	Eastspring China Dragon Fund	Other	UT	Non-mutual		29.13%	29.13%	29.13%		Significant	29.13%	Included into scope of group supervision		Method 1: Adjusted equity method
KR	988400YKX2QBDTRNCP38	LEI	Eastspring Investments Best Growth Securities Inv Trust 4	Other	UT	Non-mutual		97.01%	97.01%	97.01%		Dominant	97.01%	Included into scope of group supervision		Method 1: Adjusted equity method
LU	5493007C1HRIDW7HW660	LEI	Eastspring Investments Global Bond Navigator Fund	Other	UT	Non-mutual		98.3%	98.3%	98.3%		Dominant	98.3%	Included into scope of group supervision		Method 1: Adjusted equity method
IN	2138006W2MGOSH69C607	LEI	ICICI Prudential Life Insurance Company Limited	Life insurer	Ltd	Non-mutual	Insurance Regulatory and Development Authority	25.83%	25.83%	25.83%		Significant	25.83%	Included into scope of group supervision		Method 1: Proportional consolidation
IN	213800C9H7BK49IV6Z79	LEI	ICICI Prudential Asset Management Company Limited	Credit institutions, investment firms and financial institutions	Ltd	Non-mutual	Securities and Exchange Board of India	49.00%	49.00%	49.00%		Significant	49.00%	Included into scope of group supervision		Method 1: Sectoral rules
IN	213800XGFQTBIPDA1I96	LEI	ICICI Prudential Trust Limited	Credit institutions, investment firms and financial institutions	Ltd	Non-mutual	Securities and Exchange Board of India	49.00%	49.00%	49.00%		Significant	49.00%	Included into scope of group supervision		Method 1: Sectoral rules
IN	5493001Z3ZE83NGK8Y12IN10005	Specific Code	ICICI Prudential Pension Funds Management Company Limited	Credit institutions, investment firms and financial institutions	Ltd	Non-mutual	Pension Fund Regulatory and Development Authority	25.83%	25.83%	25.83%		Significant	25.83%	Included into scope of group supervision		Method 1: Sectoral rules
MY	213800NQW32GY36YB368	LEI	Nova Sepadu Sdn. Bhd.	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Sdn Bhd	Non-mutual		51.00%	100.00%	51.00%	100% economic benefit	Dominant	100.00%	Included into scope of group supervision		Method 1: Full consolidation
MY	5493005Z3QEFJ2547Q77	LEI	Eastspring Investments Berhad	Credit institutions, investment firms and financial institutions	Sdn Bhd	Non-mutual	Securities Commission Malaysia	100.00%	100.00%	100.00%		Dominant	100.00%	Included into scope of group supervision		Method 1: Sectoral rules
LU	549300SN789T08D72K34	LEI	Eastspring Investments SICAV-FIS Universal USD Bond Fund	Other	Part I UCITS SICAV	Non-mutual		99.95%	99.95%	99.95%		Dominant	99.95%	Included into scope of group supervision		Method 1: Adjusted equity method
SG	5493000GVDVP49DTZD40	LEI	Eastspring Investments UT Singapore Select Bond Fund	Other	UT	Non-mutual		92.02%	92.02%	92.02%		Dominant	92.02%	Included into scope of group supervision		Method 1: Adjusted equity method

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Templates Provided in the SFCR Implementing Technical Standard

								Criteria of Influence						Inclusion in the scope of Group supervision		Group solvency calculation
Country	Identification code of the undertaking	Type of code of the ID of the undertaking	Legal name of the undertaking	Type of undertaking	Legal form	Category (mutual/non mutual)	Supervisory Authority	% Capital Share	% Used for the establishment of accounting consolidated accounts	% Voting rights	Other criteria	Level of influence	Proportional Share used for group solvency calculation	Inclusion in the scope of Group supervision	Date of decision if art. 214 is applied	Method chosen and under method 1, treatment of the undertaking
SG	549300NIKV0BM8YPRE69	LEI	Eastspring Investments UT Singapore ASEAN Equity Fund	Other	UT	Non-mutual		99.84%	99.84%	99.84%		Dominant	99.84%	Included into scope of group supervision		Method 1: Adjusted equity method
ZM	5493001Z3ZE83NGK8Y12ZM70001	Specific Code	Prudential Life Assurance Zambia Limited	Life insurer	Ltd	Non-mutual	Pensions and Insurance Authority	100.00%	100.00%	100.00%		Dominant	100.00%	Included into scope of group supervision		Method 1: Full consolidation
ZM	5493001Z3ZE83NGK8Y12ZM70002	Specific Code	Prudential Pensions Management Zambia	Life insurer	Ltd	Non-mutual	Pensions and Insurance Authority	49.00%	100.00%	100.00%	100% economic benefit	Dominant	100.00%	Included into scope of group supervision		Method 1: Full consolidation
GB	21380029W1QO8XLI7X06	LEI	Prudential Financial Services Limited	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Ltd	Non-mutual		100.00%	100.00%	100.00%		Dominant	100.00%	Included into scope of group supervision		Method 1: Full consolidation
GB	5493001Z3ZE83NGK8Y12GB20009	Specific Code	Prudential Group Pensions Limited	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Ltd	Non-mutual		100.00%	100.00%	100.00%		Dominant	100.00%	Included into scope of group supervision		Method 1: Full consolidation
GB	5493001Z3ZE83NGK8Y12GB20010	Specific Code	ScotAm Pension Trustees Limited	Other	Ltd	Non-mutual		100.00%	0.00%	0%	0% economic benefit	Significant	0.00%	Included into scope of group supervision		Method 1: Adjusted equity method
US	213800P6QD6N6CDMVA58	LEI	PPM Holdings, Inc	Credit institutions, investment firms and financial institutions	Inc	Non-mutual	Securities and Exchange Commission	100.00%	100.00%	100.00%		Dominant	100.00%	Included into scope of group supervision		Method 1: Sectoral rules
US	5493001Z3ZE83NGK8Y12US30033	Specific Code	PPM America Private Equity Fund III LP	Other	LP	Non-mutual		100.00%	100.00%	100.00%		Dominant	100.00%	Included into scope of group supervision		Method 1: Adjusted equity method
US	5493001Z3ZE83NGK8Y12US30034	Specific Code	PPM America Private Equity Fund IV LP	Other	LP	Non-mutual		100.00%	100.00%	100.00%		Dominant	100.00%	Included into scope of group supervision		Method 1: Adjusted equity method
US	5493001Z3ZE83NGK8Y12US30035	Specific Code	PPM America Private Equity Fund LP	Other	LP	Non-mutual		100.00%	100.00%	100.00%		Dominant	100.00%	Included into scope of group supervision		Method 1: Adjusted equity method
US	5493001Z3ZE83NGK8Y12US30036	Specific Code	PPM America Private Equity Fund V LP	Other	LP	Non-mutual		100.00%	100.00%	100.00%		Dominant	100.00%	Included into scope of group supervision		Method 1: Adjusted equity method
US	5493001Z3ZE83NGK8Y12US30060	Specific Code	PPM America Private Equity Fund VI LP	Other	LP	Non-mutual		100.00%	100.00%	100.00%		Dominant	100.00%	Included into scope of group supervision		Method 1: Adjusted equity method
US	5493001Z3ZE83NGK8Y12US30061	Specific Code	PPM America Capital Partners VI, LLC	Other	LLC	Non-mutual		32.00%	32.00%	32.00%		Dominant	32.00%	Included into scope of group supervision		Method 1: Adjusted equity method

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Templates Provided in the SFCR Implementing Technical Standard

								Criteria of Influence						Inclusion in the scope of Group supervision		Group solvency calculation
Country	Identification code of the undertaking	Type of code of the ID of the undertaking	Legal name of the undertaking	Type of undertaking	Legal form	Category (mutual/non mutual)	Supervisory Authority	% Capital Share	% Used for the establishment of accounting consolidated accounts	% Voting rights	Other criteria	Level of influence	Proportional Share used for group solvency calculation	Inclusion in the scope of Group supervision	Date of decision if art. 214 is applied	Method chosen and under method 1, treatment of the undertaking
US	JJRYDUHUMCZ72M58YS96	LEI	PPM America, Inc.	Credit institutions, investment firms and financial institutions	Inc	Non-mutual	Securities and Exchange Commission	100.00%	100.00%	100.00%		Dominant	100.00%	Included into scope of group supervision		Method 1: Sectoral rules
US	213800SZ2AADN4ZJM578	LEI	PPM Finance, Inc	Credit institutions, investment firms and financial institutions	Inc	Non-mutual	Securities and Exchange Commission	100.00%	100.00%	100.00%		Dominant	100.00%	Included into scope of group supervision		Method 1: Sectoral rules
US	5493001Z3ZE83NGK8Y12US30027	Specific Code	PPM America Capital Partners II, LLC	Other	LLC	Non-mutual		63.45%	63.45%	63.45%		Dominant	63.45%	Included into scope of group supervision		Method 1: Adjusted equity method
US	5493001Z3ZE83NGK8Y12US30028	Specific Code	PPM America Capital Partners III, LLC	Other	LLC	Non-mutual		60.5%	60.5%	60.5%		Dominant	60.5%	Included into scope of group supervision		Method 1: Adjusted equity method
US	5493001Z3ZE83NGK8Y12US30029	Specific Code	PPM America Capital Partners IV, LLC	Other	LLC	Non-mutual		34.5%	34.5%	34.5%		Significant	34.5%	Included into scope of group supervision		Method 1: Adjusted equity method
US	5493001Z3ZE83NGK8Y12US30030	Specific Code	PPM America Capital Partners V, LLC	Other	LLC	Non-mutual		34.00%	34.00%	34.00%		Significant	34.00%	Included into scope of group supervision		Method 1: Adjusted equity method
US	5493001Z3ZE83NGK8Y12US30031	Specific Code	PPM America Capital Partners, LLC	Other	LLC	Non-mutual		19.38%	19.38%	19.38%		Significant	19.38%	Included into scope of group supervision		Method 1: Adjusted equity method
US	5493001Z3ZE83NGK8Y12US30032	Specific Code	PPM America Private Equity Fund II LP	Other	LP	Non-mutual		100.00%	100.00%	100.00%		Dominant	100.00%	Included into scope of group supervision		Method 1: Adjusted equity method
US	21380066YIU1OLQCA951	LEI	National Planning Holdings, Inc.	Credit institutions, investment firms and financial institutions	Inc	Non-mutual	Securities and Exchange Commission	100.00%	100.00%	100.00%		Dominant	100.00%	Included into scope of group supervision		Method 1: Sectoral rules
US	213800JLPBPJ1WFKDE56	LEI	IFC Holdings, Inc.	Credit institutions, investment firms and financial institutions	Inc	Non-mutual	Securities and Exchange Commission	100.00%	100.00%	100.00%		Dominant	100.00%	Included into scope of group supervision		Method 1: Sectoral rules
US	213800UA6RQTDKMOEJ15	LEI	Investment Centers of America, Inc	Credit institutions, investment firms and financial institutions	Inc	Non-mutual	Securities and Exchange Commission	100.00%	100.00%	100.00%		Dominant	100.00%	Included into scope of group supervision		Method 1: Sectoral rules
US	M6S19PJNMWKVLGSA5P44	LEI	National Planning Corporation	Credit institutions, investment firms and financial institutions	Inc	Non-mutual	Securities and Exchange Commission	100.00%	100.00%	100.00%		Dominant	100.00%	Included into scope of group supervision		Method 1: Sectoral rules
US	213800Q9IQSEHNMUWW86	LEI	SII Investments, Inc.	Credit institutions, investment firms and financial institutions	Inc	Non-mutual	Securities and Exchange Commission	100.00%	100.00%	100.00%		Dominant	100.00%	Included into scope of group supervision		Method 1: Sectoral rules
US	5493001Z3ZE83NGK8Y12US30008	Specific Code	INVEST Financial Corporation Insurance	Credit institutions, investment firms and financial institutions	Inc	Non-mutual	Securities and Exchange	100.00%	100.00%	100.00%		Dominant	100.00%	Included into scope of group		Method 1: Sectoral rules

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Templates Provided in the SFCR Implementing Technical Standard

								Criteria of Influence						Inclusion in the scope of Group supervision		Group solvency calculation
Country	Identification code of the undertaking	Type of code of the ID of the undertaking	Legal name of the undertaking	Type of undertaking	Legal form	Category (mutual/non mutual)	Supervisory Authority	% Capital Share	% Used for the establishment of accounting consolidated accounts	% Voting rights	Other criteria	Level of influence	Proportional Share used for group solvency calculation	Inclusion in the scope of Group supervision	Date of decision if art. 214 is applied	Method chosen and under method 1, treatment of the undertaking
			Agency, Inc. of Delaware				Commission							supervision
US	5493001Z3ZE83NGK8Y12US30009	Specific Code	INVEST Financial Corporation Insurance Agency, Inc. of Illinois	Credit institutions, investment firms and financial institutions	Inc	Non-mutual	Securities and Exchange Commission	100.00%	100.00%	100.00%		Dominant	100.00%	Included into scope of group supervision		Method 1: Sectoral rules
US	213800KKAJ3DOSNMR773	LEI	Brooke Life Insurance Company	Life insurer	Inc	Non-mutual	Department of Insurance and Financial Services	100.00%	100.00%	100.00%		Dominant	100.00%	Included into scope of group supervision		Method 2: Local rules
US	5493001Z3ZE83NGK8Y12US30046	Specific Code	Centre Capital Non-Qualified Investors IV AIV Orion, L.P.	Other	LP	Non-mutual		76.75%	76.75%	76.75%		Dominant	76.75%	Included into scope of group supervision		Method 1: Adjusted equity method
US	5493001Z3ZE83NGK8Y12US30055	Specific Code	CEP IV-A NMR AIV Limited Partnership	Other	LP	Non-mutual		31.92%	31.92%	31.92%		Significant	31.92%	Included into scope of group supervision		Method 1: Adjusted equity method
US	5493001Z3ZE83NGK8Y12US30056	Specific Code	CEP IV-A WBCT AIV Limited Partnership	Other	LP	Non-mutual		31.91%	31.91%	31.91%		Significant	31.91%	Included into scope of group supervision		Method 1: Adjusted equity method
US	5493001Z3ZE83NGK8Y12US30005	Specific Code	Five Hotel Holdings, LLC	Other	LLC	Non-mutual		100.00%	100.00%	100.00%		Dominant	100.00%	Included into scope of group supervision		Method 1: Adjusted equity method
US	5493001Z3ZE83NGK8Y12US30007	Specific Code	Hermitage Management LLC	Other	LLC	Non-mutual		100.00%	100.00%	100.00%		Dominant	100.00%	Included into scope of group supervision		Method 1: Adjusted equity method
US	5493001Z3ZE83NGK8Y12US30059	Specific Code	Jackson Charitable Foundation	Other	Ltd	Non-mutual		100.00%	100.00%	100.00%		Dominant	100.00%	Included into scope of group supervision		Method 1: Adjusted equity method
US	5493001Z3ZE83NGK8Y12US30058	Specific Code	Jefferies Capital Partners V, L.P.	Other	LP	Non-mutual		21.92%	21.92%	21.92%		Significant	21.92%	Included into scope of group supervision		Method 1: Adjusted equity method
US	5493001Z3ZE83NGK8Y12US30019	Specific Code	Murphy & Partners Fund, LP	Other	LP	Non-mutual		21.07%	21.07%	21.07%		Significant	21.07%	Included into scope of group supervision		Method 1: Adjusted equity method
US	5493001Z3ZE83NGK8Y12US30045	Specific Code	Wynnefield Private Equity Partners I, L.P.	Other	LP	Non-mutual		99.00%	99.00%	99.00%		Dominant	99.00%	Included into scope of group supervision		Method 1: Adjusted equity method
US	5493001Z3ZE83NGK8Y12US30064	Specific Code	Calera Capital Partners IV - A AIV I, LP	Other	LP	Non-mutual		32.87%	32.87%	32.87%		Significant	32.87%	Included into scope of group supervision		Method 1: Adjusted equity method

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Templates Provided in the SFCR Implementing Technical Standard

								Criteria of Influence						Inclusion in the scope of Group supervision		Group solvency calculation
Country	Identification code of the undertaking	Type of code of the ID of the undertaking	Legal name of the undertaking	Type of undertaking	Legal form	Category (mutual/non mutual)	Supervisory Authority	% Capital Share	% Used for the establishment of accounting consolidated accounts	% Voting rights	Other criteria	Level of influence	Proportional Share used for group solvency calculation	Inclusion in the scope of Group supervision	Date of decision if art. 214 is applied	Method chosen and under method 1, treatment of the undertaking
US	5493001Z3ZE83NGK8Y12US30047	Specific Code	Centre Capital Non-Qualified Investors IV AIV-ELS, L.P.	Other	LP	Non-mutual		76.53%	76.53%	76.53%		Dominant	76.53%	Included into scope of group supervision		Method 1: Adjusted equity method
CA	5493001Z3ZE83NGK8Y12CA30065	Specific Code	Clairvest Equity Partners IV-A Limited Partnership	Other	LP	Non-mutual		31.89%	31.89%	31.89%		Significant	31.89%	Included into scope of group supervision		Method 1: Adjusted equity method
US	5493001Z3ZE83NGK8Y12US30066	Specific Code	CEP IV-A Davenport AIV Limited Partnership	Other	LP	Non-mutual		31.92%	31.92%	31.92%		Significant	31.92%	Included into scope of group supervision		Method 1: Adjusted equity method
US	5493001Z3ZE83NGK8Y12US30068	Specific Code	Wynnefield Private Equity Partners II, L.P.	Other	LP	Non-mutual		99.00%	99.00%	99.00%		Dominant	99.00%	Included into scope of group supervision		Method 1: Adjusted equity method
US	5493001Z3ZE83NGK8Y12US30048	Specific Code	Centre Capital Non-Qualified Investors IV AIV-RA, L.P.	Other	LP	Non-mutual		71.43%	71.43%	71.43%		Dominant	71.43%	Included into scope of group supervision		Method 1: Adjusted equity method
US	5493001Z3ZE83NGK8Y12US30049	Specific Code	Centre Capital Non-Qualified Investors IV, L.P.	Other	LP	Non-mutual		75.47%	75.47%	75.47%		Dominant	75.47%	Included into scope of group supervision		Method 1: Adjusted equity method
US	5493001Z3ZE83NGK8Y12US30050	Specific Code	Centre Capital Non-Qualified Investors V AIV-ELS LP	Other	LP	Non-mutual		73.16%	73.16%	73.16%		Dominant	73.16%	Included into scope of group supervision		Method 1: Adjusted equity method
US	5493001Z3ZE83NGK8Y12US30051	Specific Code	Centre Capital Non-Qualified Investors V LP	Other	LP	Non-mutual		67.47%	67.47%	67.47%		Dominant	67.47%	Included into scope of group supervision		Method 1: Adjusted equity method
US	5493001Z3ZE83NGK8Y12US30052	Specific Code	CEP IV-A Chicago AIV Limited Partnership	Other	LP	Non-mutual		31.92%	31.92%	31.92%		Significant	31.92%	Included into scope of group supervision		Method 1: Adjusted equity method
US	5493001Z3ZE83NGK8Y12US30053	Specific Code	CEP IV-A CWV AIV Limited Partnership	Other	LP	Non-mutual		31.92%	31.92%	31.92%		Significant	31.92%	Included into scope of group supervision		Method 1: Adjusted equity method
US	5493001Z3ZE83NGK8Y12US30054	Specific Code	CEP IV-A Indy AIV Limited Partnership	Other	LP	Non-mutual		31.92%	31.92%	31.92%		Significant	31.92%	Included into scope of group supervision		Method 1: Adjusted equity method
US	5493001Z3ZE83NGK8Y12US30001	Specific Code	Allied Life Brokerage Agency, Inc	Other	Inc	Non-mutual		100.00%	100.00%	100.00%		Dominant	100.00%	Included into scope of group supervision		Method 1: Adjusted equity

Solvency and Financial Condition Report 2016   Prudential plc    107

Templates Provided in the SFCR Implementing Technical Standard

								Criteria of Influence						Inclusion in the scope of Group supervision		Group solvency calculation
Country	Identification code of the undertaking	Type of code of the ID of the undertaking	Legal name of the undertaking	Type of undertaking	Legal form	Category (mutual/non mutual)	Supervisory Authority	% Capital Share	% Used for the establishment of accounting consolidated accounts	% Voting rights	Other criteria	Level of influence	Proportional Share used for group solvency calculation	Inclusion in the scope of Group supervision	Date of decision if art. 214 is applied	Method chosen and under method 1, treatment of the undertaking
																method
US	5493001Z3ZE83NGK8Y12US30018	Specific Code	Mission Plans of America, Inc	Other	Inc	Non-mutual		100.00%	100.00%	100.00%		Dominant	100.00%	Included into scope of group supervision		Method 1: Adjusted equity method
US	5493001Z3ZE83NGK8Y12US30025	Specific Code	PGDS (US One) LLC	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	LLC	Non-mutual		100.00%	100.00%	100.00%		Dominant	100.00%	Included into scope of group supervision		Method 1: Adjusted equity method
US	5493001Z3ZE83NGK8Y12US30037	Specific Code	REALIC of Jacksonville Plans, Inc.	Other	Inc	Non-mutual		100.00%	100.00%	100.00%		Dominant	100.00%	Included into scope of group supervision		Method 1: Adjusted equity method
US	5493001Z3ZE83NGK8Y12US30038	Specific Code	ROP, Inc	Other	Inc	Non-mutual		100.00%	100.00%	100.00%		Dominant	100.00%	Included into scope of group supervision		Method 1: Adjusted equity method
US	5493001Z3ZE83NGK8Y12US30041	Specific Code	Squire Capital I LLC	Other	LLC	Non-mutual		100.00%	100.00%	100.00%		Dominant	100.00%	Included into scope of group supervision		Method 1: Adjusted equity method
US	5493001Z3ZE83NGK8Y12US30042	Specific Code	Squire Capital II LLC	Other	LLC	Non-mutual		100.00%	100.00%	100.00%		Dominant	100.00%	Included into scope of group supervision		Method 1: Adjusted equity method
US	5493001Z3ZE83NGK8Y12US30043	Specific Code	Squire Reassurance Company LLC	Life insurer	LLC	Non-mutual	Department of Insurance and Financial Services	100.00%	100.00%	100.00%		Dominant	100.00%	Not included into scope of group supervision (art. 214 b)	2015-12-01	No inclusion in the scope of group supervision as defined in Art. 214 Directive 2009/138/EC
KY	5493001Z3ZE83NGK8Y12KY30044	Specific Code	VFL International Life Company SPC, Ltd	Life insurer	Ltd	Non-mutual	Department of Insurance and Financial Services	100.00%	100.00%	100.00%		Dominant	100.00%	Not included into scope of group supervision (art. 214 b)	2015-12-01	No inclusion in the scope of group supervision as defined in Art. 214 Directive 2009/138/EC
US	5493001Z3ZE83NGK8Y12US30063	Specific Code	Brier Capital LLC	Other	LLC	Non-mutual		100.00%	100.00%	100.00%		Dominant	100.00%	Included into scope of group supervision		Method 1: Adjusted equity method

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Templates Provided in the SFCR Implementing Technical Standard

								Criteria of Influence						Inclusion in the scope of Group supervision		Group solvency calculation
Country	Identification code of the undertaking	Type of code of the ID of the undertaking	Legal name of the undertaking	Type of undertaking	Legal form	Category (mutual/non mutual)	Supervisory Authority	% Capital Share	% Used for the establishment of accounting consolidated accounts	% Voting rights	Other criteria	Level of influence	Proportional Share used for group solvency calculation	Inclusion in the scope of Group supervision	Date of decision if art. 214 is applied	Method chosen and under method 1, treatment of the undertaking
US	5493001Z3ZE83NGK8Y12US30002	Specific Code	Curian Capital, LLC	Other	LLC	Non-mutual		100.00%	100.00%	100.00%		Dominant	100.00%	Included into scope of group supervision		Method 1: Adjusted equity method
US	5493001Z3ZE83NGK8Y12US30067	Specific Code	Squire Reassurance Company II, LLC	Reinsurance undertaking	LLC	Non-mutual	Department of Insurance and Financial Services	100.00%	100.00%	100.00%		Dominant	100.00%	Included into scope of group supervision		Method 1: Full consolidation
US	5493001Z3ZE83NGK8Y12US30003	Specific Code	Curian Clearing LLC (Michigan)	Other	LLC	Non-mutual		100.00%	100.00%	100.00%		Dominant	100.00%	Included into scope of group supervision		Method 1: Adjusted equity method
US	5493001Z3ZE83NGK8Y12US30004	Specific Code	First Dakota, Inc.	Other	Inc	Non-mutual		100.00%	100.00%	100.00%		Dominant	100.00%	Included into scope of group supervision		Method 1: Adjusted equity method
US	5493001Z3ZE83NGK8Y12US30013	Specific Code	Jackson National Asset Management LLC	Other	LLC	Non-mutual		100.00%	100.00%	100.00%		Dominant	100.00%	Included into scope of group supervision		Method 1: Adjusted equity method
BM	5493001Z3ZE83NGK8Y12BM30014	Specific Code	Jackson National Life (Bermuda) Limited	Life insurer	Ltd	Non-mutual	Department of Insurance and Financial Services	100.00%	100.00%	100.00%		Dominant	100.00%	Not included into scope of group supervision (art. 214 b)	2015-12-01	No inclusion in the scope of group supervision as defined in Art. 214 Directive 2009/138/EC
US	5493001Z3ZE83NGK8Y12US30015	Specific Code	Jackson National Life Distributors LLC	Other	LLC	Non-mutual		100.00%	100.00%	100.00%		Dominant	100.00%	Included into scope of group supervision		Method 1: Adjusted equity method
US	5493001Z3ZE83NGK8Y12US30016	Specific Code	Jackson National Life Insurance Company	Life insurer	Inc	Non-mutual	Department of Insurance and Financial Services	100.00%	100.00%	100.00%		Dominant	100.00%	Included into scope of group supervision		Method 2: Local rules
US	5493001Z3ZE83NGK8Y12US30017	Specific Code	Jackson National Life Insurance Company of New York	Life insurer	Inc	Non-mutual	Department of Insurance and Financial Services	100.00%	100.00%	100.00%		Dominant	100.00%	Included into scope of group supervision		Method 2: Local rules
GB	549300JNYGDP2XOLWR47	LEI	Prudential (US Holdco1) Limited	Mixed-activity insurance holding company as defined in Art. 212§1 [g] of Directive 2009/138/EC	Ltd	Non-mutual		100.00%	100.00%	100.00%		Dominant	100.00%	Included into scope of group supervision		Method 1: Full consolidation
GB	2138001RHW2ZUWN75542	LEI	Prudential US Limited (In liquidation)	Insurance holding company as defined in Art. 212§ [f] of Directive 2009/138/EC	Ltd	Non-mutual		100.00%	100.00%	100.00%		Dominant	100.00%	Included into scope of group supervision		Method 1: Full consolidation
GB	5493001Z3ZE83NGK8Y12GB40011	Specific Code	Brooke Holdings (UK) Ltd (In liquidation)	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Ltd	Non-mutual		100.00%	100.00%	100.00%		Dominant	100.00%	Included into scope of group supervision		Method 1: Full consolidation

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Templates Provided in the SFCR Implementing Technical Standard

								Criteria of Influence						Inclusion in the scope of Group supervision		Group solvency calculation
Country	Identification code of the undertaking	Type of code of the ID of the undertaking	Legal name of the undertaking	Type of undertaking	Legal form	Category (mutual/non mutual)	Supervisory Authority	% Capital Share	% Used for the establishment of accounting consolidated accounts	% Voting rights	Other criteria	Level of influence	Proportional Share used for group solvency calculation	Inclusion in the scope of Group supervision	Date of decision if art. 214 is applied	Method chosen and under method 1, treatment of the undertaking
GB	213800OC9AO58CFCB338	LEI	M&G Group Limited	Credit institutions, investment firms and financial institutions	Ltd	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%		Dominant	100.00%	Included into scope of group supervision		Method 1: Sectoral rules
GB	5493001Z3ZE83NGK8Y12GB50013	Specific Code	Holborn Bars Nominees Limited	Credit institutions, investment firms and financial institutions	Ltd	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%		Dominant	100.00%	Included into scope of group supervision		Method 1: Sectoral rules
JP	5493001Z3ZE83NGK8Y12JP50109	Specific Code	M&G Investments Japan Co., Ltd	Credit institutions, investment firms and financial institutions	Ltd	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%		Dominant	100.00%	Included into scope of group supervision		Method 1: Sectoral rules
NA	5493001Z3ZE83NGK8Y12NA50111	Specific Code	Prudential (Namibia) Unit Trusts Limited	Credit institutions, investment firms and financial institutions	Ltd	Non-mutual	Financial Conduct Authority	37.49%	37.49%	37.49%		Dominant	37.49%	Included into scope of group supervision		Method 1: Sectoral rules
NA	5493001Z3ZE83NGK8Y12NA50112	Specific Code	Prudential Portfolio Managers (Namibia) (Pty) Limited	Credit institutions, investment firms and financial institutions	Ltd	Non-mutual	Financial Conduct Authority	37.49%	37.49%	37.49%		Significant	37.49%	Included into scope of group supervision		Method 1: Sectoral rules
ZA	5493001Z3ZE83NGK8Y12ZA50113	Specific Code	Prudential Investment Managers (South Africa) (Pty) Ltd	Credit institutions, investment firms and financial institutions	Ltd	Non-mutual	Financial Conduct Authority	49.99%	49.99%	49.99%		Significant	49.99%	Included into scope of group supervision		Method 1: Sectoral rules
ZA	5493001Z3ZE83NGK8Y12ZA50114	Specific Code	Prudential Portfolio Managers (South Africa) Life Limited	Credit institutions, investment firms and financial institutions	Ltd	Non-mutual	Financial Conduct Authority	49.99%	49.99%	49.99%		Significant	49.99%	Included into scope of group supervision		Method 1: Sectoral rules
ZA	5493001Z3ZE83NGK8Y12ZA50115	Specific Code	Prudential Portfolio Managers Unit Trusts Limited	Credit institutions, investment firms and financial institutions	Ltd	Non-mutual	Financial Conduct Authority	49.99%	49.99%	49.99%		Significant	49.99%	Included into scope of group supervision		Method 1: Sectoral rules
ES	5493001Z3ZE83NGK8Y12ES50116	Specific Code	M&G RE Espana 2016 S.L.	Credit institutions, investment firms and financial institutions	S.L.	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%		Dominant	100.00%	Included into scope of group supervision		Method 1: Sectoral rules
GB	5493001Z3ZE83NGK8Y12GB50016	Specific Code	Infracapital (Bio) GP Limited	Credit institutions, investment firms and financial institutions	Ltd	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%		Dominant	100.00%	Included into scope of group supervision		Method 1: Sectoral rules
GB	5493001Z3ZE83NGK8Y12GB50117	Specific Code	Genny GP 2 Limited	Credit institutions, investment firms and financial institutions	Ltd	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%		Dominant	100.00%	Included into scope of group supervision		Method 1: Sectoral rules
GB	5493001Z3ZE83NGK8Y12GB50118	Specific Code	Genny GP 1 LLP	Credit institutions, investment firms and financial institutions	LLP	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%		Dominant	100.00%	Included into scope of group supervision		Method 1: Sectoral rules
GB	5493001Z3ZE83NGK8Y12GB50119	Specific Code	Infracapital (IT PPP) GP Limited	Credit institutions, investment firms and financial institutions	Ltd	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%		Dominant	100.00%	Included into scope of group supervision		Method 1: Sectoral rules
IE	5493001Z3ZE83NGK8Y12IE50121	Specific Code	PGF Management Company (Ireland) Limited	Credit institutions, investment firms and financial institutions	Ltd	Non-mutual	Financial Conduct Authority	50.01%	50.01%	50.01%		Significant	50.01%	Included into scope of group supervision		Method 1: Sectoral rules
GB	5493001Z3ZE83NGK8Y12GB50122	Specific Code	Infracapital (AIRI) GP Limited	Credit institutions, investment firms and financial institutions	Ltd	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%		Dominant	100.00%	Included into scope of group supervision		Method 1: Sectoral rules
GB	5493001Z3ZE83NGK8Y12GB50123	Specific Code	Infracapital (Sense) GP Limited	Credit institutions, investment firms and financial institutions	Ltd	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%		Dominant	100.00%	Included into scope of group		Method 1: Sectoral rules

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Templates Provided in the SFCR Implementing Technical Standard

								Criteria of Influence						Inclusion in the scope of Group supervision		Group solvency calculation
Country	Identification code of the undertaking	Type of code of the ID of the undertaking	Legal name of the undertaking	Type of undertaking	Legal form	Category (mutual/non mutual)	Supervisory Authority	% Capital Share	% Used for the establishment of accounting consolidated accounts	% Voting rights	Other criteria	Level of influence	Proportional Share used for group solvency calculation	Inclusion in the scope of Group supervision	Date of decision if art. 214 is applied	Method chosen and under method 1, treatment of the undertaking
														supervision
GB	5493001Z3ZE83NGK8Y12GB50137	Specific Code	M&G RED SLP LP	Credit institutions, investment firms and financial institutions	LP	Non-mutual	Financial Conduct Authority	44.00%	44.00%	44.00%		Significant	44.00%	Included into scope of group supervision		Method 1: Adjusted equity method
GB	5493001Z3ZE83NGK8Y12GB50133	Specific Code	Infracapital Greenfield Partners I GP LLP	Credit institutions, investment firms and financial institutions	LLP	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%		Dominant	100.00%	Included into scope of group supervision		Method 1: Adjusted equity method
GB	5493001Z3ZE83NGK8Y12GB50134	Specific Code	PPM Managers Partnership CI VII (A) LP	Credit institutions, investment firms and financial institutions	LLP	Non-mutual	Financial Conduct Authority	25.00%	25.00%	25%		Significant	25.00%	Included into scope of group supervision		Method 1: Adjusted equity method
GB	5493001Z3ZE83NGK8Y12GB50135	Specific Code	M&G RED II SLP LP	Credit institutions, investment firms and financial institutions	LP	Non-mutual	Financial Conduct Authority	28.00%	28.00%	28%		Significant	28.00%	Included into scope of group supervision		Method 1: Adjusted equity method
GB	5493001Z3ZE83NGK8Y12GB50017	Specific Code	Infracapital (GC) GP Limited	Credit institutions, investment firms and financial institutions	Ltd	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%		Dominant	100.00%	Included into scope of group supervision		Method 1: Sectoral rules
GB	5493001Z3ZE83NGK8Y12GB50136	Specific Code	M&G RED III SLP LP	Credit institutions, investment firms and financial institutions	LP	Non-mutual	Financial Conduct Authority	25.00%	25.00%	25%		Significant	25.00%	Included into scope of group supervision		Method 1: Adjusted equity method
GB	5493001Z3ZE83NGK8Y12GB50138	Specific Code	M&G PFI Carry Partnership 2016 LP	Credit institutions, investment firms and financial institutions	LP	Non-mutual	Financial Conduct Authority	25.00%	25.00%	25%		Significant	25.00%	Included into scope of group supervision		Method 1: Adjusted equity method
GB	5493001Z3ZE83NGK8Y12GB50139	Specific Code	Infracapital SLP II LP	Credit institutions, investment firms and financial institutions	LP	Non-mutual	Financial Conduct Authority	34.00%	34.00%	34%		Significant	34.00%	Included into scope of group supervision		Method 1: Adjusted equity method
GB	5493001Z3ZE83NGK8Y12GB50018	Specific Code	Infracapital (TLSB) GP Limited	Credit institutions, investment firms and financial institutions	Ltd	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%		Dominant	100.00%	Included into scope of group supervision		Method 1: Sectoral rules
GB	5493001Z3ZE83NGK8Y12GB50019	Specific Code	Infracapital ABP GP Limited	Credit institutions, investment firms and financial institutions	Ltd	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%		Dominant	100.00%	Included into scope of group supervision		Method 1: Sectoral rules
GB	5493001Z3ZE83NGK8Y12GB50020	Specific Code	Infracapital CI II Limited	Credit institutions, investment firms and financial institutions	Ltd	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%		Dominant	100.00%	Included into scope of group supervision		Method 1: Sectoral rules
GB	5493001Z3ZE83NGK8Y12GB50021	Specific Code	Infracapital DF II GP LLP	Credit institutions, investment firms and financial institutions	LLP	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%		Dominant	100.00%	Included into scope of group supervision		Method 1: Sectoral rules
GB	5493001Z3ZE83NGK8Y12GB50022	Specific Code	Infracapital DF II Limited	Credit institutions, investment firms and financial institutions	Ltd	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%		Dominant	100.00%	Included into scope of group supervision		Method 1: Sectoral rules

Solvency and Financial Condition Report 2016   Prudential plc    111

Templates Provided in the SFCR Implementing Technical Standard

								Criteria of Influence						Inclusion in the scope of Group supervision		Group solvency calculation
Country	Identification code of the undertaking	Type of code of the ID of the undertaking	Legal name of the undertaking	Type of undertaking	Legal form	Category (mutual/non mutual)	Supervisory Authority	% Capital Share	% Used for the establishment of accounting consolidated accounts	% Voting rights	Other criteria	Level of influence	Proportional Share used for group solvency calculation	Inclusion in the scope of Group supervision	Date of decision if art. 214 is applied	Method chosen and under method 1, treatment of the undertaking
GB	5493001Z3ZE83NGK8Y12GB50024	Specific Code	Infracapital Employee Feeder GP 1 LLP	Credit institutions, investment firms and financial institutions	LLP	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%		Dominant	100.00%	Included into scope of group supervision		Method 1: Sectoral rules
GB	5493001Z3ZE83NGK8Y12GB50025	Specific Code	Infracapital Employee Feeder GP 2 LLP	Credit institutions, investment firms and financial institutions	LLP	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%		Dominant	100.00%	Included into scope of group supervision		Method 1: Sectoral rules
GB	5493001Z3ZE83NGK8Y12GB50004	Specific Code	Calvin F1 GP Limited	Credit institutions, investment firms and financial institutions	Ltd	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%		Dominant	100.00%	Included into scope of group supervision		Method 1: Sectoral rules
GB	5493001Z3ZE83NGK8Y12GB50026	Specific Code	Infracapital Employee Feeder GP Limited	Credit institutions, investment firms and financial institutions	Ltd	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%		Dominant	100.00%	Included into scope of group supervision		Method 1: Sectoral rules
GB	5493001Z3ZE83NGK8Y12GB50027	Specific Code	Infracapital F1 GP2 Limited	Credit institutions, investment firms and financial institutions	Ltd	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%		Dominant	100.00%	Included into scope of group supervision		Method 1: Sectoral rules
GB	5493001Z3ZE83NGK8Y12GB50028	Specific Code	Infracapital F2 GP1 Limited	Credit institutions, investment firms and financial institutions	Ltd	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%		Dominant	100.00%	Included into scope of group supervision		Method 1: Sectoral rules
GB	5493001Z3ZE83NGK8Y12GB50029	Specific Code	Infracapital F2 GP2 Limited	Credit institutions, investment firms and financial institutions	Ltd	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%		Dominant	100.00%	Included into scope of group supervision		Method 1: Sectoral rules
GB	5493001Z3ZE83NGK8Y12GB50030	Specific Code	Infracapital GP 1 LLP	Credit institutions, investment firms and financial institutions	LLP	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%		Dominant	100.00%	Included into scope of group supervision		Method 1: Sectoral rules
GB	5493001Z3ZE83NGK8Y12GB50031	Specific Code	Infracapital GP 2 LLP	Credit institutions, investment firms and financial institutions	LLP	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%		Dominant	100.00%	Included into scope of group supervision		Method 1: Sectoral rules
GB	5493001Z3ZE83NGK8Y12GB50032	Specific Code	Infracapital GP II Limited	Credit institutions, investment firms and financial institutions	Ltd	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%		Dominant	100.00%	Included into scope of group supervision		Method 1: Sectoral rules
GB	5493001Z3ZE83NGK8Y12GB50033	Specific Code	Infracapital GP Limited	Credit institutions, investment firms and financial institutions	Ltd	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%		Dominant	100.00%	Included into scope of group supervision		Method 1: Sectoral rules
GB	5493001Z3ZE83NGK8Y12GB50034	Specific Code	Infracapital Greenfield Partners I GP 1 Limited	Credit institutions, investment firms and financial institutions	Ltd	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%		Dominant	100.00%	Included into scope of group supervision		Method 1: Sectoral rules
GB	5493001Z3ZE83NGK8Y12GB50035	Specific Code	Infracapital Greenfield Partners I GP 2 Limited	Credit institutions, investment firms and financial institutions	Ltd	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%		Dominant	100.00%	Included into scope of group supervision		Method 1: Sectoral rules
GB	5493001Z3ZE83NGK8Y12GB50005	Specific Code	Calvin F2 GP Limited	Credit institutions, investment firms and financial institutions	Ltd	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%		Dominant	100.00%	Included into scope of group supervision		Method 1: Sectoral rules
GB	5493001Z3ZE83NGK8Y12GB50037	Specific Code	Infracapital Long Term Income Partners GP 1 Limited	Credit institutions, investment firms and financial institutions	Ltd	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%		Dominant	100.00%	Included into scope of group supervision		Method 1: Sectoral rules
GB	5493001Z3ZE83NGK8Y12GB50038	Specific Code	Infracapital Long Term Income Partners GP 2	Credit institutions, investment firms and financial institutions	Ltd	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%		Dominant	100.00%	Included into scope of group		Method 1: Sectoral rules

Solvency and Financial Condition Report 2016   Prudential plc    112

Templates Provided in the SFCR Implementing Technical Standard

								Criteria of Influence						Inclusion in the scope of Group supervision		Group solvency calculation
Country	Identification code of the undertaking	Type of code of the ID of the undertaking	Legal name of the undertaking	Type of undertaking	Legal form	Category (mutual/non mutual)	Supervisory Authority	% Capital Share	% Used for the establishment of accounting consolidated accounts	% Voting rights	Other criteria	Level of influence	Proportional Share used for group solvency calculation	Inclusion in the scope of Group supervision	Date of decision if art. 214 is applied	Method chosen and under method 1, treatment of the undertaking
			Limited											supervision
GB	5493001Z3ZE83NGK8Y12GB50039	Specific Code	Infracapital Long Term Income Partners GP LLP	Credit institutions, investment firms and financial institutions	LLP	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%		Dominant	100.00%	Included into scope of group supervision		Method 1: Sectoral rules
GB	5493001Z3ZE83NGK8Y12GB50041	Specific Code	Infracapital Sisu GP Limited	Credit institutions, investment firms and financial institutions	Ltd	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%		Dominant	100.00%	Included into scope of group supervision		Method 1: Sectoral rules
GB	5493001Z3ZE83NGK8Y12GB50042	Specific Code	Infracapital SLP II GP LLP	Credit institutions, investment firms and financial institutions	LLP	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%		Dominant	100.00%	Included into scope of group supervision		Method 1: Sectoral rules
GB	5493001Z3ZE83NGK8Y12GB50043	Specific Code	Infracapital SLP Limited	Credit institutions, investment firms and financial institutions	Ltd	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%		Dominant	100.00%	Included into scope of group supervision		Method 1: Sectoral rules
GB	5493001Z3ZE83NGK8Y12GB50044	Specific Code	Innisfree M&G PPP LLP	Credit institutions, investment firms and financial institutions	LLP	Non-mutual	Financial Conduct Authority	35.00%	35.00%	35.00%		Significant	35.00%	Included into scope of group supervision		Method 1: Sectoral rules
GG	213800BKDGDFPWZ9I567	LEI	M&G (Guernsey) Limited	Credit institutions, investment firms and financial institutions	Ltd	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%		Dominant	100.00%	Included into scope of group supervision		Method 1: Sectoral rules
GB	549300ZIIULAZVZYPH61	LEI	M&G Alternatives Investment Management Limited	Credit institutions, investment firms and financial institutions	Ltd	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%		Dominant	100.00%	Included into scope of group supervision		Method 1: Sectoral rules
JE	5493001Z3ZE83NGK8Y12JE50006	Specific Code	Canada Property (Trustee) No 1 Limited	Credit institutions, investment firms and financial institutions	Ltd	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%		Dominant	100.00%	Included into scope of group supervision		Method 1: Sectoral rules
GB	549300FZ6A1KPBVDIL49	LEI	M&G Financial Services Limited	Credit institutions, investment firms and financial institutions	Ltd	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%		Dominant	100.00%	Included into scope of group supervision		Method 1: Sectoral rules
GB	5493001Z3ZE83NGK8Y12GB50048	Specific Code	M&G Founders 1 Limited	Credit institutions, investment firms and financial institutions	Ltd	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%		Dominant	100.00%	Included into scope of group supervision		Method 1: Sectoral rules
KY	5493001Z3ZE83NGK8Y12KY50049	Specific Code	M&G General Partner Inc.	Credit institutions, investment firms and financial institutions	Inc	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%		Dominant	100.00%	Included into scope of group supervision		Method 1: Sectoral rules
GB	5493001Z3ZE83NGK8Y12GB50050	Specific Code	M&G IMPPP 1 Limited	Credit institutions, investment firms and financial institutions	Ltd	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%		Dominant	100.00%	Included into scope of group supervision		Method 1: Sectoral rules
GB	5493003XUQSTH1EFZC63	LEI	M&G International Investments Limited	Credit institutions, investment firms and financial institutions	Ltd	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%		Dominant	100.00%	Included into scope of group supervision		Method 1: Sectoral rules
GB	5493001Z3ZE83NGK8Y12GB50052	Specific Code	M&G International Investments Nominees Limited	Credit institutions, investment firms and financial institutions	Ltd	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%		Dominant	100.00%	Included into scope of group supervision		Method 1: Sectoral rules
CH	213800W2WT4VU6ZYLQ18	LEI	M&G International Investments Switzerland AG	Credit institutions, investment firms and financial institutions	AG	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%		Dominant	100.00%	Included into scope of group supervision		Method 1: Sectoral rules
GB	BFM4HY1ZHOCH3K3E4934	LEI	M&G Investment	Credit institutions, investment firms and	Ltd	Non-mutual	Financial Conduct	100.00%	100.00%	100.00%		Dominant	100.00%	Included into		Method 1:

Solvency and Financial Condition Report 2016   Prudential plc    113

Templates Provided in the SFCR Implementing Technical Standard

								Criteria of Influence						Inclusion in the scope of Group supervision		Group solvency calculation
Country	Identification code of the undertaking	Type of code of the ID of the undertaking	Legal name of the undertaking	Type of undertaking	Legal form	Category (mutual/non mutual)	Supervisory Authority	% Capital Share	% Used for the establishment of accounting consolidated accounts	% Voting rights	Other criteria	Level of influence	Proportional Share used for group solvency calculation	Inclusion in the scope of Group supervision	Date of decision if art. 214 is applied	Method chosen and under method 1, treatment of the undertaking
			Management Limited	financial institutions			Authority							scope of group supervision		Sectoral rules
HK	213800ES49236T3NQN10	LEI	M&G Investments (Hong Kong) Limited	Credit institutions, investment firms and financial institutions	Ltd	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%		Dominant	100.00%	Included into scope of group supervision		Method 1: Sectoral rules
SG	21380025WDEGTPM9NX11	LEI	M&G Investments (Singapore) Pte. Ltd.	Credit institutions, investment firms and financial institutions	Pte Ltd	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%		Dominant	100.00%	Included into scope of group supervision		Method 1: Sectoral rules
GB	5493001Z3ZE83NGK8Y12GB50007	Specific Code	Canada Property Holdings Limited	Credit institutions, investment firms and financial institutions	Ltd	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%		Dominant	100.00%	Included into scope of group supervision		Method 1: Sectoral rules
GB	5493001Z3ZE83NGK8Y12GB50057	Specific Code	M&G Limited	Credit institutions, investment firms and financial institutions	Ltd	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%		Dominant	100.00%	Included into scope of group supervision		Method 1: Sectoral rules
GB	213800QNOSWGOPB5UV85	LEI	M&G Management Services Limited	Credit institutions, investment firms and financial institutions	Ltd	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%		Dominant	100.00%	Included into scope of group supervision		Method 1: Sectoral rules
GB	213800G466CCYQACXV49	LEI	M&G Nominees Limited	Credit institutions, investment firms and financial institutions	Ltd	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%		Dominant	100.00%	Included into scope of group supervision		Method 1: Sectoral rules
GB	5493001Z3ZE83NGK8Y12GB50060	Specific Code	M&G Platform Nominees Limited	Credit institutions, investment firms and financial institutions	Ltd	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%		Dominant	100.00%	Included into scope of group supervision		Method 1: Sectoral rules
LU	213800KHFEP1L58PDC25	LEI	M&G Real Estate (Luxembourg) S.A.	Credit institutions, investment firms and financial institutions	SA	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%		Dominant	100.00%	Included into scope of group supervision		Method 1: Sectoral rules
SG	5493001Z3ZE83NGK8Y12SG50062	Specific Code	M&G Real Estate Asia Holding Company Pte.ltd	Credit institutions, investment firms and financial institutions	Pte Ltd	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%		Dominant	100.00%	Included into scope of group supervision		Method 1: Sectoral rules
SG	213800FAISWOSU2EQK07	LEI	M&G Real Estate Asia PTE. Ltd	Credit institutions, investment firms and financial institutions	Pte Ltd	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%		Dominant	100.00%	Included into scope of group supervision		Method 1: Sectoral rules
LU	213800Z48ASVKSJTGD29	LEI	M&G Real Estate Funds Management S.a.r.l.	Credit institutions, investment firms and financial institutions	Sarl	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%		Dominant	100.00%	Included into scope of group supervision		Method 1: Sectoral rules
JP	213800VTT28ET4O1PV50	LEI	M&G Real Estate Japan Co. Ltd	Credit institutions, investment firms and financial institutions	Ltd	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%		Dominant	100.00%	Included into scope of group supervision		Method 1: Sectoral rules
KR	213800ZFUE19ABTOJS32	LEI	M&G Real Estate Korea Co. Ltd	Credit institutions, investment firms and financial institutions	Ltd	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%		Dominant	100.00%	Included into scope of group supervision		Method 1: Sectoral rules
GB	5493001Z3ZE83NGK8Y12GB50008	Specific Code	Falan GP Limited	Credit institutions, investment firms and financial institutions	Ltd	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%		Dominant	100.00%	Included into scope of group supervision		Method 1: Sectoral rules
GB	5493001Z3ZE83NGK8Y12GB50067	Specific Code	M&G Real Estate Limited	Credit institutions, investment firms and financial institutions	Ltd	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%		Dominant	100.00%	Included into scope of group supervision		Method 1: Sectoral rules

Solvency and Financial Condition Report 2016   Prudential plc    114

Templates Provided in the SFCR Implementing Technical Standard

								Criteria of Influence						Inclusion in the scope of Group supervision		Group solvency calculation
Country	Identification code of the undertaking	Type of code of the ID of the undertaking	Legal name of the undertaking	Type of undertaking	Legal form	Category (mutual/non mutual)	Supervisory Authority	% Capital Share	% Used for the establishment of accounting consolidated accounts	% Voting rights	Other criteria	Level of influence	Proportional Share used for group solvency calculation	Inclusion in the scope of Group supervision	Date of decision if art. 214 is applied	Method chosen and under method 1, treatment of the undertaking
GB	5493001Z3ZE83NGK8Y12GB50068	Specific Code	M&G RED Employee Feeder GP Limited	Credit institutions, investment firms and financial institutions	Ltd	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%		Dominant	100.00%	Included into scope of group supervision		Method 1: Sectoral rules
GG	5493001Z3ZE83NGK8Y12GG50069	Specific Code	M&G RED GP Limited	Credit institutions, investment firms and financial institutions	Ltd	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%		Dominant	100.00%	Included into scope of group supervision		Method 1: Sectoral rules
GB	5493001Z3ZE83NGK8Y12GB50070	Specific Code	M&G RED II Employee Feeder GP Limited	Credit institutions, investment firms and financial institutions	Ltd	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%		Dominant	100.00%	Included into scope of group supervision		Method 1: Sectoral rules
GG	5493001Z3ZE83NGK8Y12GG50071	Specific Code	M&G RED II GP Limited	Credit institutions, investment firms and financial institutions	Ltd	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%		Dominant	100.00%	Included into scope of group supervision		Method 1: Sectoral rules
GB	5493001Z3ZE83NGK8Y12GB50072	Specific Code	M&G RED II SLP GP Limited	Credit institutions, investment firms and financial institutions	Ltd	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%		Dominant	100.00%	Included into scope of group supervision		Method 1: Sectoral rules
GB	5493001Z3ZE83NGK8Y12GB50073	Specific Code	M&G RED III Employee Feeder GP Limited	Credit institutions, investment firms and financial institutions	Ltd	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%		Dominant	100.00%	Included into scope of group supervision		Method 1: Sectoral rules
GG	5493001Z3ZE83NGK8Y12GG50074	Specific Code	M&G RED III GP Limited	Credit institutions, investment firms and financial institutions	Ltd	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%		Dominant	100.00%	Included into scope of group supervision		Method 1: Sectoral rules
GB	5493001Z3ZE83NGK8Y12GB50075	Specific Code	M&G RED III SLP GP Limited	Credit institutions, investment firms and financial institutions	Ltd	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%		Dominant	100.00%	Included into scope of group supervision		Method 1: Sectoral rules
GB	5493001Z3ZE83NGK8Y12GB50076	Specific Code	M&G RED SLP GP Limited	Credit institutions, investment firms and financial institutions	Ltd	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%		Dominant	100.00%	Included into scope of group supervision		Method 1: Sectoral rules
GB	5493001Z3ZE83NGK8Y12GB50010	Specific Code	Greenpark (Reading) General Partner Limited	Credit institutions, investment firms and financial institutions	Ltd	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%		Dominant	100.00%	Included into scope of group supervision		Method 1: Sectoral rules
GB	5493001Z3ZE83NGK8Y12GB50077	Specific Code	M&G RPF GP Limited	Credit institutions, investment firms and financial institutions	Ltd	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%		Dominant	100.00%	Included into scope of group supervision		Method 1: Sectoral rules
GB	5493001Z3ZE83NGK8Y12GB50078	Specific Code	M&G RPF Nominee 1 Limited	Credit institutions, investment firms and financial institutions	Ltd	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%		Dominant	100.00%	Included into scope of group supervision		Method 1: Sectoral rules
GB	5493001Z3ZE83NGK8Y12GB50079	Specific Code	M&G RPF Nominee 2 Limited	Credit institutions, investment firms and financial institutions	Ltd	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%		Dominant	100.00%	Included into scope of group supervision		Method 1: Sectoral rules
GB	213800TFNC2ZYHSGTN11	LEI	M&G Securities Limited	Credit institutions, investment firms and financial institutions	Ltd	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%		Dominant	100.00%	Included into scope of group supervision		Method 1: Sectoral rules
IE	5493001Z3ZE83NGK8Y12IE50081	Specific Code	M&G SIF Management Company (Ireland) Limited	Credit institutions, investment firms and financial institutions	Ltd	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%		Dominant	100.00%	Included into scope of group supervision		Method 1: Sectoral rules
GB	5493001Z3ZE83NGK8Y12GB50082	Specific Code	M&G UK Property GP Limited	Credit institutions, investment firms and financial institutions	Ltd	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%		Dominant	100.00%	Included into scope of group		Method 1: Sectoral rules

Solvency and Financial Condition Report 2016   Prudential plc    115

Templates Provided in the SFCR Implementing Technical Standard

								Criteria of Influence						Inclusion in the scope of Group supervision		Group solvency calculation
Country	Identification code of the undertaking	Type of code of the ID of the undertaking	Legal name of the undertaking	Type of undertaking	Legal form	Category (mutual/non mutual)	Supervisory Authority	% Capital Share	% Used for the establishment of accounting consolidated accounts	% Voting rights	Other criteria	Level of influence	Proportional Share used for group solvency calculation	Inclusion in the scope of Group supervision	Date of decision if art. 214 is applied	Method chosen and under method 1, treatment of the undertaking
														supervision
GB	5493001Z3ZE83NGK8Y12GB50083	Specific Code	M&G UK Property Nominee 1 Limited	Credit institutions, investment firms and financial institutions	Ltd	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%		Dominant	100.00%	Included into scope of group supervision		Method 1: Sectoral rules
GB	5493001Z3ZE83NGK8Y12GB50084	Specific Code	M&G UK Property Nominee 2 Limited	Credit institutions, investment firms and financial institutions	Ltd	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%		Dominant	100.00%	Included into scope of group supervision		Method 1: Sectoral rules
GB	5493001Z3ZE83NGK8Y12GB50085	Specific Code	M&G UKCF II GP Limited	Credit institutions, investment firms and financial institutions	Ltd	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%		Dominant	100.00%	Included into scope of group supervision		Method 1: Sectoral rules
GB	5493001Z3ZE83NGK8Y12GB50086	Specific Code	PPM Capital (Holdings) Limited	Credit institutions, investment firms and financial institutions	Ltd	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%		Dominant	100.00%	Included into scope of group supervision		Method 1: Sectoral rules
GB	5493001Z3ZE83NGK8Y12GB50011	Specific Code	Greenpark (Reading) Nominee No. 1 Limited	Credit institutions, investment firms and financial institutions	Ltd	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%		Dominant	100.00%	Included into scope of group supervision		Method 1: Sectoral rules
GB	5493001Z3ZE83NGK8Y12GB50087	Specific Code	PPM Managers GP Limited	Credit institutions, investment firms and financial institutions	Ltd	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%		Dominant	100.00%	Included into scope of group supervision		Method 1: Sectoral rules
HK	5493001Z3ZE83NGK8Y12HK50088	Specific Code	PPM Ventures (Asia) Limited (in liquidation)	Credit institutions, investment firms and financial institutions	Ltd	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%		Dominant	100.00%	Included into scope of group supervision		Method 1: Sectoral rules
GB	5493001Z3ZE83NGK8Y12GB50089	Specific Code	Prudential / M&G UKCF GP Limited	Credit institutions, investment firms and financial institutions	Ltd	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%		Dominant	100.00%	Included into scope of group supervision		Method 1: Sectoral rules
GB	5493001Z3ZE83NGK8Y12GB50090	Specific Code	Prudential GP Limited	Credit institutions, investment firms and financial institutions	Ltd	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%		Dominant	100.00%	Included into scope of group supervision		Method 1: Sectoral rules
GB	5493001Z3ZE83NGK8Y12GB50091	Specific Code	Prudential Greenfield GP LLP	Credit institutions, investment firms and financial institutions	LLP	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%		Dominant	100.00%	Included into scope of group supervision		Method 1: Sectoral rules
GB	5493001Z3ZE83NGK8Y12GB50092	Specific Code	Prudential Greenfield GP1 Limited	Credit institutions, investment firms and financial institutions	Ltd	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%		Dominant	100.00%	Included into scope of group supervision		Method 1: Sectoral rules
GB	5493001Z3ZE83NGK8Y12GB50093	Specific Code	Prudential Greenfield GP2 Limited	Credit institutions, investment firms and financial institutions	Ltd	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%		Dominant	100.00%	Included into scope of group supervision		Method 1: Sectoral rules
GB	5493001Z3ZE83NGK8Y12GB50094	Specific Code	Prudential Greenfield SLP GP LLP	Credit institutions, investment firms and financial institutions	LLP	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%		Dominant	100.00%	Included into scope of group supervision		Method 1: Sectoral rules
ZA	5493001Z3ZE83NGK8Y12ZA50095	Specific Code	Prudential Portfolio Managers (South Africa) (Pty) Limited	Credit institutions, investment firms and financial institutions	Ltd	Non-mutual	Financial Conduct Authority	49.99%	49.99%	49.99%		Significant	49.99%	Included into scope of group supervision		Method 1: Sectoral rules
GB	5493001Z3ZE83NGK8Y12GB50096	Specific Code	Prudential Property Investment Managers Limited	Credit institutions, investment firms and financial institutions	Ltd	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%		Dominant	100.00%	Included into scope of group supervision		Method 1: Sectoral rules
GB	5493001Z3ZE83NGK8Y12GB50	Specific	Greenpark (Reading)	Credit institutions, investment firms and	Ltd	Non-mutual	Financial Conduct	100.00%	100.00%	100.00%		Dominant	100.00%	Included into		Method 1:

Solvency and Financial Condition Report 2016   Prudential plc    116

Templates Provided in the SFCR Implementing Technical Standard

								Criteria of Influence						Inclusion in the scope of Group supervision		Group solvency calculation
Country	Identification code of the undertaking	Type of code of the ID of the undertaking	Legal name of the undertaking	Type of undertaking	Legal form	Category (mutual/non mutual)	Supervisory Authority	% Capital Share	% Used for the establishment of accounting consolidated accounts	% Voting rights	Other criteria	Level of influence	Proportional Share used for group solvency calculation	Inclusion in the scope of Group supervision	Date of decision if art. 214 is applied	Method chosen and under method 1, treatment of the undertaking
	012	Code	Nominee No. 2 Limited	financial institutions			Authority							scope of group supervision		Sectoral rules
GB	5493001Z3ZE83NGK8Y12GB50097	Specific Code	Prudential Trustee Company Limited	Credit institutions, investment firms and financial institutions	Ltd	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%		Dominant	100.00%	Included into scope of group supervision		Method 1: Sectoral rules
GB	549300VDPV8QUEZVO116	LEI	Prudential Unit Trusts Limited	Credit institutions, investment firms and financial institutions	Ltd	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%		Dominant	100.00%	Included into scope of group supervision		Method 1: Sectoral rules
GB	5493001Z3ZE83NGK8Y12GB50099	Specific Code	Rift GP 1 Limited	Credit institutions, investment firms and financial institutions	Ltd	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%		Dominant	100.00%	Included into scope of group supervision		Method 1: Sectoral rules
GB	5493001Z3ZE83NGK8Y12GB50100	Specific Code	Rift GP 2 Limited	Credit institutions, investment firms and financial institutions	Ltd	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%		Dominant	100.00%	Included into scope of group supervision		Method 1: Sectoral rules
GB	5493001Z3ZE83NGK8Y12GB50101	Specific Code	Stableview Limited	Credit institutions, investment firms and financial institutions	Ltd	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%		Dominant	100.00%	Included into scope of group supervision		Method 1: Sectoral rules
GB	213800HRBQVXRWD41A27	LEI	Staple Nominees Limited	Credit institutions, investment firms and financial institutions	Ltd	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%		Dominant	100.00%	Included into scope of group supervision		Method 1: Sectoral rules
GB	5493001Z3ZE83NGK8Y12GB50103	Specific Code	The First British Fixed Trust Company Limited	Credit institutions, investment firms and financial institutions	Ltd	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%		Dominant	100.00%	Included into scope of group supervision		Method 1: Sectoral rules
GB	5493001Z3ZE83NGK8Y12GB50107	Specific Code	Genny GP Limited	Credit institutions, investment firms and financial institutions	Ltd	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%		Dominant	100.00%	Included into scope of group supervision		Method 1: Sectoral rules
GB	5493001Z3ZE83NGK8Y12GB50108	Specific Code	GGE GP Limited	Credit institutions, investment firms and financial institutions	Ltd	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%		Dominant	100.00%	Included into scope of group supervision		Method 1: Sectoral rules
GB	213800FDESRJ7QGRO709	LEI	Prudential Group Holdings Limited	Mixed-activity insurance holding company as defined in Art. 212§1 [g] of Directive 2009/138/EC	Ltd	Non-mutual		100.00%	100.00%	100.00%		Dominant	100.00%	Included into scope of group supervision		Method 1: Full consolidation
GB	5493001Z3ZE83NGK8Y12GB40006	Specific Code	Prudential Five Limited	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Ltd	Non-mutual		100.00%	100.00%	100.00%		Dominant	100.00%	Included into scope of group supervision		Method 1: Full consolidation
GB	5493001Z3ZE83NGK8Y12GB40007	Specific Code	Prudential Group Secretarial Services Limited	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Ltd	Non-mutual		100.00%	100.00%	100.00%		Dominant	100.00%	Included into scope of group supervision		Method 1: Full consolidation
GB	5493001Z3ZE83NGK8Y12GB40008	Specific Code	Prudential International Staff Pensions Limited	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Ltd	Non-mutual		100.00%	100.00%	100.00%		Dominant	100.00%	Included into scope of group supervision		Method 1: Full consolidation
GB	5493001Z3ZE83NGK8Y12GB40009	Specific Code	Prudential IP Services Limited	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Ltd	Non-mutual		100.00%	100.00%	100.00%		Dominant	100.00%	Included into scope of group supervision		Method 1: Full consolidation
GB	5493001Z3ZE83NGK8Y12GB40010	Specific Code	Prudential Staff Pensions Limited	Other	Ltd	Non-mutual		100.00%	0.00%	0%	0% economic benefit	Significant	0.00%	Included into scope of group supervision		Method 1: Adjusted equity

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Templates Provided in the SFCR Implementing Technical Standard

								Criteria of Influence						Inclusion in the scope of Group supervision		Group solvency calculation
Country	Identification code of the undertaking	Type of code of the ID of the undertaking	Legal name of the undertaking	Type of undertaking	Legal form	Category (mutual/non mutual)	Supervisory Authority	% Capital Share	% Used for the establishment of accounting consolidated accounts	% Voting rights	Other criteria	Level of influence	Proportional Share used for group solvency calculation	Inclusion in the scope of Group supervision	Date of decision if art. 214 is applied	Method chosen and under method 1, treatment of the undertaking
																method
GB	5493001Z3ZE83NGK8Y12GB40012	Specific Code	Holborn Finance Holding Company (In liquidation)	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Ltd	Non-mutual		100.00%	100.00%	100.00%		Dominant	100.00%	Included into scope of group supervision		Method 1: Full consolidation
GB	5493001Z3ZE83NGK8Y12GB40015	Specific Code	Prudential (Netherlands One) Limited (In liquidation)	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Ltd	Non-mutual		100.00%	100.00%	100.00%		Dominant	100.00%	Included into scope of group supervision		Method 1: Full consolidation
GB	5493001Z3ZE83NGK8Y12GB40017	Specific Code	Prudential Australia One Limited (in liquidation)	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Ltd	Non-mutual		100.00%	100.00%	100.00%		Dominant	100.00%	Included into scope of group supervision		Method 1: Full consolidation
GB	213800J4IDR5UAAWL355	LEI	Prudential Property Holding Limited	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Ltd	Non-mutual		100.00%	100.00%	100.00%		Dominant	100.00%	Included into scope of group supervision		Method 1: Full consolidation
GB	5493001Z3ZE83NGK8Y12GB40001	Specific Code	GS Twenty Two Limited	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Ltd	Non-mutual		100.00%	100.00%	100.00%		Dominant	100.00%	Included into scope of group supervision		Method 1: Full consolidation
GB	5493001Z3ZE83NGK8Y12GB40002	Specific Code	Holtwood Limited	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Ltd	Non-mutual		100.00%	100.00%	100.00%		Dominant	100.00%	Included into scope of group supervision		Method 1: Full consolidation
GB	5493001Z3ZE83NGK8Y12GB40003	Specific Code	Hyde Holdco 1 Limited	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Ltd	Non-mutual		100.00%	100.00%	100.00%		Dominant	100.00%	Included into scope of group supervision		Method 1: Full consolidation
IE	5493001Z3ZE83NGK8Y12IE40004	Specific Code	Livicos Limited	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Ltd	Non-mutual		100.00%	100.00%	100.00%		Dominant	100.00%	Included into scope of group supervision		Method 1: Full consolidation
AU	5493001Z3ZE83NGK8Y12AU40005	Specific Code	Prudential Corporation Australasia Holdings Pty Limited	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Pty Ltd	Non-mutual		100.00%	100.00%	100.00%		Dominant	100.00%	Included into scope of group supervision		Method 1: Full consolidation
GB	549300KDOPLFHAW51H26	LEI	Prudential Corporation Holdings Limited	Mixed-activity insurance holding company as defined in Art. 212§1 [g] of Directive 2009/138/EC	Ltd	Non-mutual		100.00%	100.00%	100.00%		Dominant	100.00%	Included into scope of group supervision		Method 1: Full consolidation
MU	5493001Z3ZE83NGK8Y12MU10001	Specific Code	Eastspring Investments India Consumer Equity Open Limited	Other	Ltd	Non-mutual		100.00%	0.00%	100.00%	0% economic benefit	Significant	0.00%	Included into scope of group supervision		Method 1: Adjusted equity method
MU	5493001Z3ZE83NGK8Y12MU10002	Specific Code	Eastspring Investments India Equity Open Limited	Other	Ltd	Non-mutual		100.00%	0.00%	100.00%	0% economic benefit	Significant	0.00%	Included into scope of group supervision		Method 1: Adjusted equity method
MU	5493001Z3ZE83NGK8Y12MU10003	Specific Code	Eastspring Investments India Infrastructure Equity Open Limited	Other	Ltd	Non-mutual		100.00%	0.00%	100.00%	0% economic benefit	Significant	0.00%	Included into scope of group supervision		Method 1: Adjusted equity method
MU	5493001Z3ZE83NGK8Y12MU10004	Specific Code	Eastspring Investments Portfolio Management Limited (in liquidation)	Other	Ltd	Non-mutual		100.00%	0.00%	100.00%	0% economic benefit	Significant	0.00%	Included into scope of group supervision		Method 1: Adjusted equity method

Solvency and Financial Condition Report 2016   Prudential plc    118

Templates Provided in the SFCR Implementing Technical Standard

								Criteria of Influence						Inclusion in the scope of Group supervision		Group solvency calculation
Country	Identification code of the undertaking	Type of code of the ID of the undertaking	Legal name of the undertaking	Type of undertaking	Legal form	Category (mutual/non mutual)	Supervisory Authority	% Capital Share	% Used for the establishment of accounting consolidated accounts	% Voting rights	Other criteria	Level of influence	Proportional Share used for group solvency calculation	Inclusion in the scope of Group supervision	Date of decision if art. 214 is applied	Method chosen and under method 1, treatment of the undertaking
MU	5493001Z3ZE83NGK8Y12MU10007	Specific Code	Prudential Mauritius Holdings Limited	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Ltd	Non-mutual		100.00%	100.00%	100.00%		Dominant	100.00%	Included into scope of group supervision		Method 1: Full consolidation
KY	5493001Z3ZE83NGK8Y12KY10010	Specific Code	Eastspring Real Assets Partners	Other	LP	Non-mutual		100.00%	100.00%	100.00%		Dominant	100.00%	Included into scope of group supervision		Method 1: Adjusted equity method
CN	213800CKLWDCE5SPNX91	LEI	CITIC-Prudential Life Insurance Co. Ltd	Life insurer	Ltd	Non-mutual	China Insurance Regulatory Commission	50.00%	50.00%	50.00%		Significant	50.00%	Included into scope of group supervision		Method 1: Proportional consolidation
GB	2138001KLYON8RC5KU34	LEI	Prudential Property Services Limited	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Ltd	Non-mutual		100.00%	100.00%	100.00%		Dominant	100.00%	Included into scope of group supervision		Method 1: Full consolidation
GB	5493001Z3ZE83NGK8Y12GB20001	Specific Code	Geoffrey Snushall Limited (In liquidation)	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Ltd	Non-mutual		100.00%	100.00%	100.00%		Dominant	100.00%	Included into scope of group supervision		Method 1: Full consolidation
GB	5493001Z3ZE83NGK8Y12GB20002	Specific Code	PPS Five Limited (In liquidation)	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Ltd	Non-mutual		100.00%	100.00%	100.00%		Dominant	100.00%	Included into scope of group supervision		Method 1: Full consolidation
GB	5493001Z3ZE83NGK8Y12GB20003	Specific Code	PPS Nine Limited (In liquidation)	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Ltd	Non-mutual		100.00%	100.00%	100.00%		Dominant	100.00%	Included into scope of group supervision		Method 1: Full consolidation
GB	5493001Z3ZE83NGK8Y12GB20004	Specific Code	PPS Twelve Limited (In liquidation)	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Ltd	Non-mutual		100.00%	100.00%	100.00%		Dominant	100.00%	Included into scope of group supervision		Method 1: Full consolidation
GB	5493001Z3ZE83NGK8Y12GB20005	Specific Code	Prudential Lalondes Limited (In liquidation)	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Ltd	Non-mutual		100.00%	100.00%	100.00%		Dominant	100.00%	Included into scope of group supervision		Method 1: Full consolidation
GB	5493001Z3ZE83NGK8Y12GB20006	Specific Code	Prudential Property Services (Bristol) Limited (In liquidation)	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Ltd	Non-mutual		100.00%	100.00%	100.00%		Dominant	100.00%	Included into scope of group supervision		Method 1: Full consolidation
GB	5493001Z3ZE83NGK8Y12GB20007	Specific Code	Reeds Rains Prudential Limited (In liquidation)	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Ltd	Non-mutual		100.00%	100.00%	100.00%		Dominant	100.00%	Included into scope of group supervision		Method 1: Full consolidation
GB	5493001Z3ZE83NGK8Y12GB20008	Specific Code	Snushalls Team Limited (In liquidation)	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Ltd	Non-mutual		100.00%	100.00%	100.00%		Dominant	100.00%	Included into scope of group supervision		Method 1: Full consolidation
GB	CHW8NHK268SFPTV63Z64	LEI	Prudential Capital plc	Non-regulated undertaking carrying out financial activities as defined in Article 1 (52) of Delegated Regulation (EU) 2015/35	PLC	Non-mutual		100.00%	100.00%	100.00%		Dominant	100.00%	Included into scope of group supervision		Method 1: Sectoral rules
GB	549300GLZGEGEQY0TJ64	LEI	Prudential Capital Holding Company Limited	Non-regulated undertaking carrying out financial activities as defined in Article 1 (52) of Delegated Regulation (EU) 2015/35	Ltd	Non-mutual		100.00%	100.00%	100.00%		Dominant	100.00%	Included into scope of group supervision		Method 1: Sectoral rules
SG	549300MWP9XNST2HB451	LEI	Prudential Capital (Singapore) Pte. Limited	Non-regulated undertaking carrying out financial activities as defined in Article 1	Ltd	Non-mutual		100.00%	100.00%	100.00%		Dominant	100.00%	Included into scope of group		Method 1: Sectoral rules

Solvency and Financial Condition Report 2016   Prudential plc    119

Templates Provided in the SFCR Implementing Technical Standard

								Criteria of Influence						Inclusion in the scope of Group supervision		Group solvency calculation
Country	Identification code of the undertaking	Type of code of the ID of the undertaking	Legal name of the undertaking	Type of undertaking	Legal form	Category (mutual/non mutual)	Supervisory Authority	% Capital Share	% Used for the establishment of accounting consolidated accounts	% Voting rights	Other criteria	Level of influence	Proportional Share used for group solvency calculation	Inclusion in the scope of Group supervision	Date of decision if art. 214 is applied	Method chosen and under method 1, treatment of the undertaking
				(52) of Delegated Regulation (EU) 2015/35										supervision
GB	5493001Z3ZE83NGK8Y12GB50104	Specific Code	Prudential Investments Limited	Non-regulated undertaking carrying out financial activities as defined in Article 1 (52) of Delegated Regulation (EU) 2015/35	Ltd	Non-mutual		100.00%	100.00%	100.00%		Dominant	100.00%	Included into scope of group supervision		Method 1: Sectoral rules
LU	5493001Z3ZE83NGK8Y12LU50105	Specific Code	Prudential Credit Opportunities GP S.A.R.L.	Non-regulated undertaking carrying out financial activities as defined in Article 1 (52) of Delegated Regulation (EU) 2015/35	SARL	Non-mutual		100.00%	100.00%	100.00%		Dominant	100.00%	Included into scope of group supervision		Method 1: Sectoral rules
HK	213800WLLX72KF2BWG41	LEI	BOCI - Prudential Asset Management Limited	Credit institutions, investment firms and financial institutions	Ltd	Non-mutual	Securities and Futures Commission of Hong Kong	36.00%	36.00%	36.00%		Significant	36.00%	Included into scope of group supervision		Method 1: Sectoral rules
HK	213800J2IAOOH68K8A76	LEI	BOCI - Prudential Trustee Limited	Credit institutions, investment firms and financial institutions	Ltd	Non-mutual	Securities and Futures Commission of Hong Kong	36.00%	36.00%	36.00%		Significant	36.00%	Included into scope of group supervision		Method 1: Sectoral rules
CN	2138008VPZBXEN4VIA76	LEI	CITIC-Prudential Fund Management Co. Ltd	Credit institutions, investment firms and financial institutions	Ltd	Non-mutual	China Securities Regulatory Commission	49.00%	49.00%	49.00%		Significant	49.00%	Included into scope of group supervision		Method 1: Sectoral rules
CN	213800GX7KTF943OVN58	LEI	CITIC-CP Asset Management Co. Ltd	Credit institutions, investment firms and financial institutions	Ltd	Non-mutual	China Securities Regulatory Commission	26.95%	26.95%	26.95%		Significant	26.95%	Included into scope of group supervision		Method 1: Sectoral rules
GB	549300THPKSTF3PVJH59	LEI	CF Prudential European QIS Fund	Other	QIS	Non-mutual		97.72%	97.72%	97.72%		Dominant	97.72%	Included into scope of group supervision		Method 1: Adjusted equity method
LU	5493007H6U0V9QP44023	LEI	M&G European Credit Investment Fund	Other	SICAV-FIS	Non-mutual		100.00%	100.00%	100.00%		Dominant	100.00%	Included into scope of group supervision		Method 1: Adjusted equity method
LU	5493001YZ1EWO3D2OP92	LEI	M&G Global Credit Investment Fund	Other	SICAV-FIS	Non-mutual		100.00%	100.00%	100.00%		Dominant	100.00%	Included into scope of group supervision		Method 1: Adjusted equity method
IE	PBE43PIEUIJ6QQT1PL21	LEI	M&G Traditional Credit Fund	Other	SIF	Non-mutual		45.41%	45.41%	45.41%		Dominant	45.41%	Included into scope of group supervision		Method 1: Adjusted equity method
LU	549300FLN5QWVQGRGQ35	LEI	M&G European Property Fund SICAV-FIS	Other	SICAV-FIS	Non-mutual		68.06%	68.06%	68.06%		Dominant	68.06%	Included into scope of group supervision		Method 1: Adjusted equity method
LU	549300GTB435DIFOTP40	LEI	M&G Asia Property Fund	Other	SICAV-FIS	Non-mutual		40.35%	40.35%	40.35%		Dominant	40.35%	Included into scope of group supervision		Method 1: Adjusted equity method
GB	549300FOCI4SMOSPII72	LEI	Prudential Dynamic Focused	Other	OEIC	Non-mutual		50.4%	50.4%	50.4%		Dominant	50.4%	Included into		Method 1:

Solvency and Financial Condition Report 2016   Prudential plc    120

Templates Provided in the SFCR Implementing Technical Standard

								Criteria of Influence						Inclusion in the scope of Group supervision		Group solvency calculation
Country	Identification code of the undertaking	Type of code of the ID of the undertaking	Legal name of the undertaking	Type of undertaking	Legal form	Category (mutual/non mutual)	Supervisory Authority	% Capital Share	% Used for the establishment of accounting consolidated accounts	% Voting rights	Other criteria	Level of influence	Proportional Share used for group solvency calculation	Inclusion in the scope of Group supervision	Date of decision if art. 214 is applied	Method chosen and under method 1, treatment of the undertaking
			20 - 55 Portfolio											scope of group supervision		Adjusted equity method
LU	549300FH80NGSGJZ6T14	LEI	M&G European High Yield Credit Investment Fund	Other	Part I UCITS SICAV	Non-mutual		100.00%	100.00%	100.00%		Dominant	100.00%	Included into scope of group supervision		Method 1: Adjusted equity method
GB	549300DJXCGL91VR4C16	LEI	Prudential Dynamic Focused 10-40 Portfolio	Other	OEIC	Non-mutual		42.44%	42.44%	42.44%		Dominant	42.44%	Included into scope of group supervision		Method 1: Adjusted equity method
GB	549300VDVU2VXLPTK549	LEI	Prudential Dynamic Focused 40-80 Portfolio	Other	OEIC	Non-mutual		49.92%	49.92%	49.92%		Dominant	49.92%	Included into scope of group supervision		Method 1: Adjusted equity method
GB	549300GTWVOZRP4T5U28	LEI	Prudential Dynamic Focused 60-100 Portfolio	Other	OEIC	Non-mutual		70.93%	70.93%	70.93%		Dominant	70.93%	Included into scope of group supervision		Method 1: Adjusted equity method
LU	5493001Z3ZE83NGK8Y12LU60012	Specific Code	M&G European Secured Property Income Fund	Other	UT	Non-mutual		51.12%	51.12%	51.12%		Dominant	51.12%	Included into scope of group supervision		Method 1: Adjusted equity method
GB	549300N9SNUAIFOYDI51	LEI	CF Prudential Pacific Markets Trust Fund	Other	UT	Non-mutual		97.91%	97.91%	97.91%		Dominant	97.91%	Included into scope of group supervision		Method 1: Adjusted equity method
GB	549300YONUB50QTV2G77	LEI	M&G Pan European Dividend Fund	Other	OEIC	Non-mutual		34.78%	34.78%	34.78%		Dominant	34.78%	Included into scope of group supervision		Method 1: Adjusted equity method
GB	549300FMPC17BKDTCM68	LEI	M&G European Strategic Value Fund	Other	OEIC	Non-mutual		92.47%	92.47%	92.47%		Dominant	92.47%	Included into scope of group supervision		Method 1: Adjusted equity method
GB	5493001PKI55QLQ0ZH39	LEI	M&G Feeder of Property Portfolio	Other	OEIC	Non-mutual		28.25%	28.25%	28.25%		Significant	28.25%	Included into scope of group supervision		Method 1: Adjusted equity method
US	4SX4VTE3KHCLWBXE5W94	LEI	JNL Strategic Income Fund LLC	Other	LLC	Non-mutual		99.91%	99.91%	99.91%		Dominant	99.91%	Included into scope of group supervision		Method 1: Adjusted equity method
IE	549300OX2RSM2HEV3C76	LEI	Lion Credit Opportunity Fund	Other	PLC	Non-mutual		32.26%	32.26%	32.26%		Dominant	32.26%	Included into scope of group supervision		Method 1: Adjusted equity method

Solvency and Financial Condition Report 2016   Prudential plc    121

Templates Provided in the SFCR Implementing Technical Standard

								Criteria of Influence						Inclusion in the scope of Group supervision		Group solvency calculation
Country	Identification code of the undertaking	Type of code of the ID of the undertaking	Legal name of the undertaking	Type of undertaking	Legal form	Category (mutual/non mutual)	Supervisory Authority	% Capital Share	% Used for the establishment of accounting consolidated accounts	% Voting rights	Other criteria	Level of influence	Proportional Share used for group solvency calculation	Inclusion in the scope of Group supervision	Date of decision if art. 214 is applied	Method chosen and under method 1, treatment of the undertaking
GB	5493002LPXH8M4JBJ851	LEI	CF Prudential Japanese QIS Fund	Other	QIS	Non-mutual		97.93%	97.93%	97.93%		Dominant	97.93%	Included into scope of group supervision		Method 1: Adjusted equity method
GB	549300RDJMZATGRI6Q57	LEI	M&G Episode Defensive Fund	Other	OEIC	Non-mutual		94.62%	94.62%	94.62%		Dominant	94.62%	Included into scope of group supervision		Method 1: Adjusted equity method
GB	549300CCVWSAA78JJ581	LEI	M&G Global Corporate Bond Fund	Other	OEIC	Non-mutual		63.53%	63.53%	63.53%		Dominant	63.53%	Included into scope of group supervision		Method 1: Adjusted equity method
GB	549300KBTRWWDKVVOJ54	LEI	M&G Dividend Fund	Other	OEIC	Non-mutual		54.67%	54.67%	54.67%		Dominant	54.67%	Included into scope of group supervision		Method 1: Adjusted equity method
GB	549300M1TZWEHJE37C20	LEI	M&G European Select Fund	Other	OEIC	Non-mutual		37.3%	37.3%	37.3%		Dominant	37.3%	Included into scope of group supervision		Method 1: Adjusted equity method
GB	549300KOBD7CQTVOR134	LEI	M&G Episode Macro Fund	Other	OEIC	Non-mutual		45.65%	45.65%	45.65%		Dominant	45.65%	Included into scope of group supervision		Method 1: Adjusted equity method
GB	549300JXS02SDDJZHX04	LEI	M&G Gilt & Fixed Interest Income Fund	Other	OEIC	Non-mutual		41.11%	41.11%	41.11%		Dominant	41.11%	Included into scope of group supervision		Method 1: Adjusted equity method
GB	549300EKTBQGGEHMC520	LEI	M&G Global Leaders Fund	Other	OEIC	Non-mutual		24.28%	24.28%	24.28%		Significant	24.28%	Included into scope of group supervision		Method 1: Adjusted equity method
GB	EUD52IXSE428CCGU5C28	LEI	M&G Managed Growth Fund	Other	OEIC	Non-mutual		26.4%	26.4%	26.4%		Significant	26.4%	Included into scope of group supervision		Method 1: Adjusted equity method
GB	549300DWKPOX3P1RIJ10	LEI	CF Prudential North American QIS Fund	Other	QIS	Non-mutual		97.9%	97.9%	97.9%		Dominant	97.9%	Included into scope of group supervision		Method 1: Adjusted equity method
GG	549300FEFNTKM50NRC34	LEI	The Car Auction Unit Trust	Other	UT	Non-mutual		50.00%	50.00%	50.00%		Dominant	50.00%	Included into scope of group supervision		Method 1: Adjusted equity method
GB	5493001KTZOMLRZ8AJ37	LEI	M&G Global Select Fund	Other	UT	Non-mutual		23.69%	23.69%	23.69%		Significant	23.69%	Included into scope of group supervision		Method 1: Adjusted equity

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Templates Provided in the SFCR Implementing Technical Standard

								Criteria of Influence						Inclusion in the scope of Group supervision		Group solvency calculation
Country	Identification code of the undertaking	Type of code of the ID of the undertaking	Legal name of the undertaking	Type of undertaking	Legal form	Category (mutual/non mutual)	Supervisory Authority	% Capital Share	% Used for the establishment of accounting consolidated accounts	% Voting rights	Other criteria	Level of influence	Proportional Share used for group solvency calculation	Inclusion in the scope of Group supervision	Date of decision if art. 214 is applied	Method chosen and under method 1, treatment of the undertaking
																method
GB	549300TF2NQX3VRVQR58	LEI	M&G Corporate bond Fund	Other	UT	Non-mutual		24.4%	24.4%	24.4%		Significant	24.4%	Included into scope of group supervision		Method 1: Adjusted equity method
GB	549300DJ43QIH72GYQ52	LEI	CF Prudential UK Growth QIS Fund	Other	QIS	Non-mutual		98.6%	98.6%	98.6%		Dominant	98.6%	Included into scope of group supervision		Method 1: Adjusted equity method
GB	5493006Y42NL3VIZDX15	LEI	Prudential Dynamic Focused 0-30 Portfolio	Other	OEIC	Non-mutual		66.09%	66.09%	66.09%		Dominant	66.09%	Included into scope of group supervision		Method 1: Adjusted equity method
GB	549300LQFO5UKO80O650	LEI	Prudential Dynamic 40-80 Portfolio	Other	OEIC	Non-mutual		38.61%	38.61%	38.61%		Dominant	38.61%	Included into scope of group supervision		Method 1: Adjusted equity method
GB	5493006W7LY28KGUSB46	LEI	Prudential Dynamic 20 - 55 Portfolio	Other	OEIC	Non-mutual		35.2%	35.2%	35.2%		Dominant	35.2%	Included into scope of group supervision		Method 1: Adjusted equity method
GB	549300UI6ET9TLZ65L17	LEI	Prudential Dynamic 60-100 Portfolio	Other	OEIC	Non-mutual		40.41%	40.41%	40.41%		Dominant	40.41%	Included into scope of group supervision		Method 1: Adjusted equity method
GB	549300U1Z88JJD6OW296	LEI	Prudential Dynamic 10-40 Portfolio	Other	OEIC	Non-mutual		31.74%	31.74%	31.74%		Dominant	31.74%	Included into scope of group supervision		Method 1: Adjusted equity method
GB	549300Q0ZPRDES44QI46	LEI	Prudential Dynamic 0-30 Portfolio	Other	OEIC	Non-mutual		29.95%	29.95%	29.95%		Significant	29.95%	Included into scope of group supervision		Method 1: Adjusted equity method
HK	5493001Z3ZE83NGK8Y12HK10006	Specific Code	PCA IP Services Limited	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Ltd	Non-mutual		100.00%	100.00%	100.00%		Dominant	100.00%	Included into scope of group supervision		Method 1: Full consolidation
HK	5493001Z3ZE83NGK8Y12HK10008	Specific Code	PVFC Financial Limited	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Ltd	Non-mutual		100.00%	100.00%	100.00%		Dominant	100.00%	Included into scope of group supervision		Method 1: Full consolidation
SG	5493001Z3ZE83NGK8Y12SG10009	Specific Code	Scotts Spazio Pte. Ltd.	Other	Ltd	Non-mutual		45.00%	45.00%	45.00%		Significant	45.00%	Included into scope of group supervision		Method 1: Adjusted equity method
MY	2138009482OVKYUNQO55	LEI	Prudential BSN Takaful Berhad	Composite insurer	Bhd	Non-mutual	Bank Negara Malaysia	49.00%	70.00%	49.00%	70% economic benefit	Significant	70.00%	Included into scope of group supervision		Method 1: Proportional consolidation
GB	8IUGZ4RSNMJG05397M84	LEI	The Prudential Assurance	Life insurer	Ltd	Non-mutual	Prudential Regulation	100.00%	100.00%	100.00%		Dominant	100.00%	Included into		Method 1:

Solvency and Financial Condition Report 2016   Prudential plc    123

Templates Provided in the SFCR Implementing Technical Standard

								Criteria of Influence						Inclusion in the scope of Group supervision		Group solvency calculation
Country	Identification code of the undertaking	Type of code of the ID of the undertaking	Legal name of the undertaking	Type of undertaking	Legal form	Category (mutual/non mutual)	Supervisory Authority	% Capital Share	% Used for the establishment of accounting consolidated accounts	% Voting rights	Other criteria	Level of influence	Proportional Share used for group solvency calculation	Inclusion in the scope of Group supervision	Date of decision if art. 214 is applied	Method chosen and under method 1, treatment of the undertaking
			Company Limited				Authority							scope of group supervision		Full consolidation
GB	P985MNQ8DSYJR3UTF112	LEI	Prudential Annuities Limited (In Liquidation)	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Ltd	Non-mutual		100.00%	100.00%	100.00%		Dominant	100.00%	Included into scope of group supervision		Method 1: Full consolidation
IE	635400T4W5MRQTBLGQ38	LEI	Prudential International Assurance plc	Life insurer	PLC	Non-mutual	Central Bank of Ireland	100.00%	100.00%	100.00%		Dominant	100.00%	Included into scope of group supervision		Method 1: Full consolidation
GB	KI2V9RUICHQRQSOIN286	LEI	Prudential Retirement Income Limited	Life insurer	Ltd	Non-mutual	Prudential Regulation Authority	100.00%	100.00%	100.00%		Dominant	100.00%	Included into scope of group supervision		Method 1: Full consolidation
HK	549300PJZTAF9K0M8127	LEI	Prudential Hong Kong Limited	Life insurer	Ltd	Non-mutual	Office of the Commissioner of Insurance	100.00%	100.00%	100.00%		Dominant	100.00%	Included into scope of group supervision		Method 1: Full consolidation
SG	549300CNLB266J8MCM30	LEI	Prudential Assurance Company Singapore (Pte) Limited	Life insurer	Pte Ltd	Non-mutual	Monetary Authority of Singapore	100.00%	100.00%	100.00%		Dominant	100.00%	Included into scope of group supervision		Method 1: Full consolidation
MY	213800I84NGIJSQHIT74	LEI	Prudential Assurance Malaysia Berhad	Composite insurer	Bhd	Non-mutual	Bank Negara Malaysia	51.00%	100.00%	51.00%	100% economic benefit	Dominant	100.00%	Included into scope of group supervision		Method 1: Full consolidation
TW	549300WD2MNWUSUEBE84	LEI	PCA Life Assurance Co. Limited	Life insurer	Ltd	Non-mutual	Financial Supervisory Commission	99.79%	100.00% including 0.21% of external interest	99.79%		Dominant	100.00%	Included into scope of group supervision		Method 1: Full consolidation
VN	2138005CFOQ81HKLI320	LEI	Prudential Vietnam Assurance Private Limited	Life insurer	Ltd	Non-mutual	Insurance Supervisory Authority	100.00%	100.00%	100.00%		Dominant	100.00%	Included into scope of group supervision		Method 1: Full consolidation
ID	21380019LD1QA1IY1Y94	LEI	PT. Prudential Life Assurance	Life insurer	PT	Non-mutual	Indonesia Financial Services Authority	94.62%	100.00%	94.62%	100% economic benefit	Dominant	100.00%	Included into scope of group supervision		Method 1: Full consolidation

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Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Date: 18 May 2017	PRUDENTIAL PUBLIC LIMITED COMPANY

	By:	/s/ Nic Nicandrou
Name: Nic Nicandrou
Title: Chief Financial Officer